SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 of
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY
 (Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS DOCUMENT AND THE ACCOMPANYING DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you are recommended immediately to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser duly authorised under the Financial Services and Markets Act 2000 (“FSMA 2000”) if you are in the United Kingdom, or, if not, from another appropriately authorised independent financial adviser.

If you sell or have sold or otherwise transferred all of your Existing Shares, please send this circular together with the accompanying documents at once to the purchaser or transferee, or to the stockbroker, bank or agent through whom the sale or transfer was effected for delivery to the purchaser or transferee except that such documents should not be distributed, forwarded to or transmitted in or into any jurisdiction where to do so might constitute a violation of local securities laws or regulations.

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to Prudential. Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This document is not a prospectus but a shareholder circular and does not constitute an offer or invitation to purchase, acquire or subscribe for any securities or a solicitation of an offer or invitation to purchase, acquire or subscribe for any securities.

Information concerning Prudential can be found in the Prudential Annual Report for 2009, and information concerning the Acquisition, AIA and the Enlarged Group can be found in the Report on Form 6-K furnished by Prudential to the US Securities and Exchange Commission on 17 May 2010, available at www.sec.gov.

Prudential plc
(incorporated and registered in England and Wales under number 01397169)
(HK Stock Code: 2378)
CIRCULAR AND EXPLANATORY STATEMENT
relating to a proposed 11 for 2 Rights Issue of 13,964,557,750 Rights Issue Shares at 104 pence per Rights Issue Share and a recommended proposal to establish Prudential Group plc as the new ultimate holding company of the Prudential Group by means of a Scheme of Arrangement under Part 26 of the Companies Act 2006, in connection with the proposed combination of the Prudential Group and the AIA Group
and
NOTICES OF COURT MEETING AND GENERAL MEETING

You should read the whole of this circular and any information contained in any document to which this circular refers you. Your attention is drawn to Part I (Letter from the Chairman of Prudential) of this circular in which the Directors unanimously recommend that you vote in favour of the resolutions to be proposed at the Court Meeting and General Meeting referred to below. Your attention is also drawn to Part II (Explanatory Statement) of this circular which contains an explanatory statement in compliance with Section 897 of the Companies Act.

Notices convening the Court Meeting and General Meeting, each of which is to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 7 June 2010, are set out at Part VI (Notice of Court Meeting) and Part VII (Notice of General Meeting) of this circular. The action to be taken by holders of Prudential Shares and Prudential ADRs in respect of the Court Meeting and General Meeting is set out on page 11 of this circular.

The Existing Shares are listed on the premium segment of the Official List and admitted to trading on the London Stock Exchange’s main market for listed securities. Application has been made to the Hong Kong Stock Exchange for listing of, and permission to deal in, the Existing Shares on the Main Board of the Hong Kong Stock Exchange. Application has been made to the SGX-ST for the secondary listing and quotation of the Existing Shares on the Main Board of the SGX-ST. It is expected that the HK Introduction of the Existing Shares will become effective and that dealings in the Existing Shares will commence on the Hong Kong Stock Exchange at 9.30 a.m. (Hong Kong time) on 25 May 2010. It is expected that the SGX Introduction of the Existing Shares will become effective and that dealings in the Existing Shares will commence on the SGX-ST at 10.00 a.m. (Singapore time) on 25 May 2010.

Application will be made to the UKLA and to the London Stock Exchange for the New Prudential Shares to be admitted to listing on the premium segment of the Official List and to trading on the London Stock Exchange’s main market for listed securities, respectively. Application has been made to the Hong Kong Stock Exchange for listing of, and permission to deal in, the New Prudential Shares on the Main Board of the Hong Kong Stock Exchange. Application will be made to the SGX-ST for the secondary listing and quotation of the New Prudential Shares on the

Main Board of the SGX-ST. If the Scheme proceeds as currently envisaged, it is expected that the UK Introduction, HK Introduction and SGX-ST Introduction of the New Prudential Shares will become effective and that dealings in the New Prudential Shares will commence on the London Stock Exchange at 8.00 a.m. (London time), on the Hong Kong Stock Exchange at 9.30 a.m. (Hong Kong time) and on the SGX-ST at 9.00 a.m. (Singapore time) in Q3 2010, on the Business Day immediately following the Scheme Effective Date.

Holders of Prudential ADRs should refer to paragraph 1 of Part IV (Additional Information) of this circular which contains important information relevant to such holders. Application will be made to the New York Stock Exchange for the admission of New Prudential ADRs.

Ondra Partners, which is authorised and regulated in the United Kingdom by the FSA, is acting solely for Prudential and no one else in connection with the Rights Issue, the Acquisition and the Scheme and will not regard as a client anyone (whether or not a recipient of this circular) other than Prudential in connection with the Rights Issue, the Acquisition and the Scheme and will not be responsible to anyone (whether or not a recipient of this circular) other than Prudential for providing the protections afforded to its clients nor for providing advice to anyone other than Prudential in connection with the Rights Issue, the Acquisition or the Scheme or any other matter referred to herein.

Credit Suisse, HSBC and J.P. Morgan Cazenove, each of which is authorised and regulated in the United Kingdom by the FSA, is acting solely for Prudential and no one else in connection with the Acquisition and the Scheme, and together with other underwriters, the Rights Issue, and will not regard as a client anyone (whether or not a recipient of this circular) other than Prudential in connection with the Acquisition, the Scheme and the Rights Issue and will not be responsible to anyone (whether or not a recipient of this circular) other than Prudential for providing the protections afforded to its clients nor for providing advice to anyone other than Prudential in connection with the Acquisition or the Scheme or any other matter referred to herein.

Lazard, which is authorised and regulated in the United Kingdom by the FSA, is acting solely for Prudential and no one else in connection with the Acquisition and will not regard as a client anyone (whether or not a recipient of this circular) other than Prudential in connection with the Acquisition and will not be responsible to anyone (whether or not a recipient of this circular) other than Prudential for providing the protections afforded to its clients nor for providing advice to anyone other than Prudential in connection with the Acquisition or any other matter referred to herein.

Nomura, which is authorised and regulated in the United Kingdom by the FSA, is acting solely for Prudential and no one else in connection with the Acquisition and will not regard as a client anyone (whether or not a recipient of this circular) other than Prudential in connection with the Acquisition and will not be responsible to anyone (whether or not a recipient of this circular) other than Prudential for providing the protections afforded to its clients nor for providing advice to anyone other than Prudential in connection with the Acquisition or any other matter referred to herein.

THIS CIRCULAR AND EXPLANATORY STATEMENT IS PROVIDED SOLELY FOR INFORMATION PURPOSES IN CONNECTION WITH THE VOTE ON THE RESOLUTIONS TO BE PROPOSED AT THE COURT MEETING AND THE GENERAL MEETING REFERRED TO BELOW. THIS CIRCULAR AND EXPLANATORY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. NONE OF THE SECURITIES REFERRED TO IN THIS CIRCULAR AND EXPLANATORY STATEMENT SHALL BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

NOTICE TO US INVESTORS

New Prudential Shares delivered under the Scheme will be issued and delivered in reliance upon exemptions from the registration requirements of the US Securities Act, including that provided by section 3(a)(10) thereof. As a result, the New Prudential Shares have not been and will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States. This document is not a prospectus but a shareholder circular and is for information purposes only. This document does not constitute an offer or invitation to purchase, acquire or subscribe for any securities or a solicitation of an offer or invitation to purchase, acquire or subscribe for any securities.

For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof with respect to the New Prudential Shares delivered pursuant to the Scheme, New Prudential will advise the Court that it will rely on the section 3(a)(10) exemption based on the Court’s sanctioning of the Scheme. The Court’s sanctioning of the Scheme will be relied upon by New Prudential as an approval of the fairness of the terms and conditions of the Scheme following the Court hearing.

The Rights Issue Shares have not been and will not be registered under the US Securities Act or under the securities laws of any state of the United States and, accordingly, may be offered and sold in the United States only pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act.

Neither the US Securities and Exchange Commission nor any US federal, state or other securities commission or regulatory authority has registered, approved or disapproved the New Prudential Shares or the Rights Issue Shares or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Scheme Shareholders who are citizens or residents of the United States should consult their own legal, financial and tax advisers with respect to the legal, financial and tax consequences of the Scheme in their particular circumstances.

IMPORTANT ADDITIONAL NOTICES

The distribution of this circular in or into jurisdictions other than the United Kingdom, Hong Kong or Singapore may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom, Hong Kong or Singapore should inform themselves about, and observe, such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of such jurisdiction. This circular does not constitute an offer or invitation to purchase, acquire or subscribe for any securities or a solicitation of an offer or invitation to purchase, acquire or subscribe for any securities pursuant to this circular or otherwise in any jurisdiction. Except as otherwise provided for herein, this circular is not for release, publication or distribution, directly or indirectly, in or into any jurisdiction where to do so might constitute a violation of local securities laws or regulations. None of the Existing Shares, the New Prudential Shares or any of the securities referred to in this circular has been or will be registered under the relevant law of any state, province or territory of any Excluded Territory.

Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This circular includes ‘forward-looking statements’ with respect to certain of the Prudential Group’s and the Enlarged Group’s plans and their current goals and expectations relating to their future financial condition, performance, results, strategy and objectives. Forward-looking statements include, without limitation, statements that typically contain words such as ‘will’, ‘may’, ‘should’, ‘continue’, ‘aims’, ‘believes’, ‘expects’, ‘estimates’, ‘intends’, ‘anticipates’, ‘projects’, ‘plans’ or similar expressions. By their nature, forward-looking statements involve material risks and uncertainties because they relate to events and depend on circumstances that all occur in the future. Many of these risks and uncertainties relate to factors that are beyond the Prudential Group’s and/or the Enlarged Group’s abilities to control or estimate precisely, such as future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital standards, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which the Prudential Group and the Enlarged Group operate, together with material risks and uncertainties in relation to the Transactions including the possibility that the Transactions may not be consummated, the ability to achieve expected synergies, including in particular the expected revenue and cost synergies and the financial targets described in section 4 of Part VI (Information about the Enlarged Group) of the Report on Form 6-K furnished by Prudential to the US Securities and Exchange Commission on 17 May 2010, improved productivity and opportunities for growth from the Transactions; and also all the factors discussed in Part II (Risk Factors) of the Report on Form 6-K furnished by Prudential to the US Securities and Exchange Commission on 17 May 2010. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, the Prudential Group’s and/or the Enlarged Group’s actual future financial condition, performance and results may differ materially from the plans, goals and expectations set forth in the forward-looking statements.

The forward-looking statements contained in this circular are made as of the date hereof. Prudential and New Prudential may also make or disclose written and/or oral forward-looking statements in reports filed or furnished to the UKLA, the FSA, the London Stock Exchange, the Hong Kong Stock Exchange, the Securities and Futures Commission of Hong Kong, the SGX-ST, the MAS or the US Securities and Exchange Commission, as well as in their annual report and accounts to shareholders, proxy statements, offering circulars, registration statements and prospectuses, press releases and other written materials and in oral statements made by directors, officers or employees to third parties, including financial analysts. Neither Prudential, New Prudential, any member of the Prudential Group, nor the Enlarged Group assumes any obligation or has any intention to publicly update or revise these forward looking statements, whether as a result of future events, new information or otherwise except as required pursuant to the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, the Hong Kong Listing Rules or the SGX Listing Rules. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed in Part II (Risk Factors) of the Report on Form 6-K furnished by Prudential to the US Securities and Exchange Commission on 17 May 2010. These risk factors are not exhaustive as the Prudential Group operates and the Enlarged Group will operate in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. Investors should carefully read this circular and the Report on Form 6-K furnished by Prudential to the US Securities and Exchange Commission on 17 May 2010 in their entirety as they contain important information about the businesses of the Prudential Group and the Enlarged Group and the risks they face and management plans and objectives.

FURTHER INFORMATION

The Prudential Annual Report for 2009 is available to view on Prudential’s website at www.prudential.co.uk. In addition, the Prudential Annual Report for 2009 and the Report on Form 6-K furnished by Prudential to the US Securities and Exchange Commission on 17 May 2010 are available on the website of the US Securities and Exchange Commission at www.sec.gov.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS IN THE UK(1)

All references to time in this document are to London time unless otherwise stated

Prudential Shares quoted ex-dividend	Wednesday 7 April 2010
Record date for 2009 final dividend(2)	6.00 p.m. on Friday 9 April 2010
Record date for entitlement of Prudential ADR holders to instruct US Depositary with respect to US Depositary’s voting at Court Meeting and General Meeting	5.00 p.m. (New York time) on Friday 30 April 2010
Annual General Meeting	11.00 a.m. on Wednesday 19 May 2010	(3)
Dividend payment date	Thursday 27 May 2010
Suspension of removals of Existing Shares from the UK Register to HK Register	3.00 p.m. on Tuesday 1 June 2010
Latest time and date for receipt by the US Depositary of Voting Instruction Cards for the Court Meeting and General Meeting	12.00 noon (New York time) on Thursday 3 June 2010
Voting Record Time for the Reconvened Annual General Meeting, Court Meeting and General Meeting	6.00 p.m. on Thursday 3 June 2010	(4)
Latest time and date for receipt by the UK Registrar of the White Form of Proxy for the Reconvened Annual General Meeting	6.00 p.m. on Thursday 3 June 2010
Latest time and date for receipt by the UK Registrar of the Blue Form of Proxy for the Court Meeting	6.00 p.m. on Thursday 3 June 2010	(5)
Latest time and date for receipt by the UK Registrar of the Pink Form of Proxy for the General Meeting	6.00 p.m. on Thursday 3 June 2010	(6)
Reconvened Annual General Meeting	11.00 a.m. on Monday 7 June 2010
Court Meeting	11.15 a.m. on Monday 7 June 2010	(7)
General Meeting	11.20 a.m. on Monday 7 June 2010	(8)
Suspension of removals of Existing Shares from the UK Register to the HK Register ends	8.00 a.m. on Tuesday 8 June 2010
Suspension of removals of Prudential Shares from the UK Register to the HK Register	3.00 p.m. on the third UK Business Day preceding the Scheme Record Date
Scheme Record Time	6.00 p.m. on the UK Business Day immediately preceding the Scheme Effective Date
Court hearing to sanction the Scheme and confirm the Prudential Reduction of Capital; Scheme Effective Date	Q3 2010	(9)
Scheme Effective Time	4.30 p.m. on the Scheme Effective Date
Dealings in New Prudential ADRs commence on the New York Stock Exchange	11.30 a.m. (New York time) on the Scheme Effective Date
Suspension of removals of Prudential Shares from the UK Register to the HK Register ends	8.00 a.m. on the UK Business Day immediately following the Scheme Effective Date
Delisting of Prudential Shares from the London Stock Exchange; Dealings in New Prudential Shares commence on the London Stock Exchange; Completion of Acquisition	8.00 a.m. on the UK Business Day immediately following the Scheme Effective Date
New Prudential Shares credited to CREST stock accounts	8.00 a.m. on the UK Business Day immediately following the Scheme Effective Date

(1) The times and dates given are based upon the Directors’ expectations and may be subject to change.
(2) One of the consequences of adjourning the Annual General Meeting is that, in order to pay a dividend of 13.56 pence on 27 May 2010 (as announced on 1 March 2010), that dividend will be paid as a second interim dividend. Accordingly, references in this circular to the 2009 final dividend should be read as references to the second interim dividend of the same amount.
(3) In order to minimise the inconvenience to shareholders of having two shareholder meetings within a short period, the Board proposes to adjourn the Annual General Meeting on 19 May 2010 and to reconvene it at 11.00 a.m. on 7 June 2010.
(4) If either the Reconvened Annual General Meeting, Court Meeting or General Meeting is adjourned, the Voting Record Time for the relevant adjourned meeting will be 6.00 p.m. on the day which is two UK Business Days before the day of the adjourned meeting.
(5) It is requested that the Blue Forms of Proxy for the Court Meeting be lodged not later than 6.00 p.m. on 3 June 2010. Blue Forms of Proxy not so lodged may be handed to the UK Registrar or the Chairman of the Court Meeting at the Court Meeting.
(6) The Pink Forms of Proxy for the General Meeting must be lodged not later than 6.00 p.m. on 3 June 2010.
(7) Or as soon thereafter as the Reconvened Annual General Meeting concludes or is further adjourned.
(8) Or as soon thereafter as the Court Meeting concludes or is adjourned.
(9) This date and the dates below are indicative only and will depend, among other things, on the timing of receipt of regulatory approvals and change of control consents in respect of the Scheme and the date upon which the Court sanctions the Scheme. An announcement confirming the expected dates in respect of the Scheme will be made in due course.

Court hearing to confirm the New Prudential Reduction of Capital	the UK Business Day immediately following the Scheme Effective Date
New Prudential Reduction of Capital becomes effective	the UK Business Day immediately following the Scheme Effective Date
Despatch of definitive share certificates for the New Prudential Shares in certificated form	by no later than 5 UK Business Days from the Scheme Effective Date

EXPECTED TIMETABLE OF PRINCIPAL EVENTS IN HONG KONG(10)

All references to time below are to Hong Kong time unless otherwise stated

Annual General Meeting (held in the UK)	6.00 p.m. on Wednesday 19 May 2010	(11)
HK Introduction and dealings in Existing Shares commence on the Hong Kong Stock Exchange	9.30 a.m. on Tuesday 25 May 2010
Suspension of removals of Existing Shares from the HK Register to the UK Register	4.30 p.m. on Tuesday 1 June 2010
Suspension of movements of Existing Shares into and out of CDP’s account in CCASS	4.30 p.m. on Tuesday 1 June 2010
Existing Shares marked “ex-rights” by the Hong Kong Stock Exchange	9.30 a.m. on Thursday 3 June 2010
Latest time and date for which re-registration of Existing Shares are accepted on the HK Register for voting at the Reconvened Annual General Meeting, Court Meeting and General Meeting	4.30 p.m. on Thursday 3 June 2010
Voting Record Time for the Reconvened Annual General Meeting, Court Meeting and General Meeting	1.00 a.m. on Friday 4 June 2010	(12)
Latest time and date for receipt by the HK Registrar of the White Form of Proxy for the Reconvened Annual General Meeting	1.00 a.m. on Friday 4 June 2010	(13)
Latest time and date for receipt by the HK Registrar of the Blue Form of Proxy for the Court Meeting	1.00 a.m. on Friday 4 June 2010	(14)
Latest time and date for receipt by the HK Registrar of the Pink Form of Proxy for the General Meeting	1.00 a.m. on Friday 4 June 2010	(15)
Reconvened Annual General Meeting (held in the UK)	6.00 p.m. on Monday 7 June 2010
Court Meeting (held in the UK)	6.15 p.m. on Monday 7 June 2010	(16)
General Meeting (held in the UK)	6.20 p.m. on Monday 7 June 2010	(17)
Suspension of removals of Existing Shares from the HK Register to the UK Register ends	9.30 a.m. on Tuesday 8 June 2010
Suspension of movements of Existing Shares into and out of CDP’s account in CCASS ends	9.30 a.m. on Tuesday 8 June 2010
Suspension of removals of Prudential Shares from the HK Register to the UK Register	4.30 p.m. on the third HK Business Day preceding the Scheme Record Date
Suspension of movements of Prudential Shares into and out of CDP’s account in CCASS	4.30 p.m. on the third HK Business Day preceding the Scheme Record Date
Scheme Effective Date	Q3 2010	(18)
Suspension of removals of Prudential Shares from the HK Register to the UK Register ends	9.30 a.m. on the HK Business Day immediately following the Scheme Effective Date
Suspension of movements of Prudential Shares into and out of CDP’s account in CCASS ends	9.30 a.m. on the HK Business Day immediately following the Scheme Effective Date

(10) The times and dates given are based upon the Directors’ expectations and may be subject to change.
(11) In order to minimise the inconvenience to shareholders of having two shareholder meetings within a short period, the Board proposes to adjourn the Annual General Meeting on 19 May 2010 and to reconvene it at 6.00 p.m. on 7 June 2010.
(12) If any of the Reconvened Annual General Meeting, Court Meeting or General Meeting is adjourned, the Voting Record Time for the relevant adjourned meeting will be the time and day in Hong Kong that corresponds to 6.00 p.m. (London time) on the day which is two UK Business Days before the adjourned meeting.
(13) The White Forms of Proxy for the Reconvened Annual General Meeting must be lodged not later than 1.00 a.m. on 4 June 2010.
(14) It is requested that the Blue Forms of Proxy for the Court Meeting be lodged not later than 1.00 a.m. on 4 June 2010. Blue Forms of Proxy not so lodged may be handed to the UK Registrar or the Chairman of the Court Meeting at the Court Meeting.
(15) The Pink Forms of Proxy for the General Meeting must be lodged not later than 1.00 a.m. on 4 June 2010.
(16) Or as soon thereafter as the Reconvened Annual General Meeting concludes or is further adjourned.
(17) Or as soon thereafter as the Court Meeting concludes or is adjourned.
(18) This date and the dates below are indicative only and will depend, among other things, on the timing of receipt of regulatory approvals and change of control consents in respect of the Scheme and the date upon which the Court sanctions the Scheme. An announcement confirming the expected dates in respect of the Scheme will be made in due course.

Note: If there is a tropical cyclone warning signal number 8 or above or a “black” rainstorm warning signal:

(a) in force in Hong Kong at any time before 12.00 noon but no longer in force after 12.00 noon on the latest date for acceptance in Hong Kong, the latest time for acceptance of and payment for the Rights Issue will be extended to 5.00 p.m. on the same date; or

(b) in force in Hong Kong at any time between 12.00 noon and 4.00 p.m. on the latest date for acceptance in Hong Kong, the latest time for acceptance of and payment for the Rights Issue will be postponed to 4.00 p.m. on the following HK Business Day when there is no tropical cyclone warning signal number 8 or above or a “black” rainstorm warning signal.

An announcement will be made by Prudential in such event.

Delisting of Prudential Shares from the Hong Kong Stock Exchange; Dealings in New Prudential Shares commence on the Hong Kong Stock Exchange	9.30 a.m. on the HK Business Day immediately following the Scheme Effective Date
New Prudential Shares credited to stock accounts in CCASS	on the HK Business Day immediately following the Scheme Effective Date
Completion of Acquisition	3.00 p.m. on the UK Business Day immediately following the Scheme Effective Date
Definitive share certificates for the New Prudential Shares made available for collection by HK holders of New Prudential Shares from the HK Registrar	9.00 a.m. to 4.00 p.m. on the HK Business Day immediately following the Scheme Effective Date
Despatch of definitive share certificates for the New Prudential Shares in certificated form	after 4.00 p.m. on the HK Business Day immediately following the Scheme Effective Date

EXPECTED TIMETABLE OF PRINCIPAL EVENTS IN SINGAPORE(19)

All references to time below are to Singapore time unless otherwise stated

Annual General Meeting (held in the UK)	6.00 p.m. on Wednesday 19 May 2010	(20)
SGX Introduction and dealings in Existing Shares commence on the SGX-ST	10.00 a.m. on Tuesday 25 May 2010
Suspension of movements of Existing Shares into and out of CDP’s account in CCASS	5.00 p.m. on Tuesday 1 June 2010
Existing Shares commence trading “ex-rights” on the SGX-ST	9.00 a.m. on Wednesday 2 June 2010
Voting Record Time for Reconvened Annual General Meeting, Court Meeting and General Meeting	1.00 a.m. on Friday 4 June 2010	(21)
Latest time and date for receipt by the HK Registrar of the White Form of Proxy for the Reconvened Annual General Meeting	1.00 a.m. on Friday 4 June 2010	(22)
Latest time and date for receipt by the HK Registrar of the Blue Form of Proxy for the Court Meeting	1.00 a.m. on Friday 4 June 2010	(22)
Latest time and date for receipt by the HK Registrar of the Pink Form of Proxy for the General Meeting	1.00 a.m. on Friday 4 June 2010	(22)
Reconvened Annual General Meeting (held in the UK)	6.00 p.m. on Monday 7 June 2010
Court Meeting (held in the UK)	6.15 p.m. on Monday 7 June 2010	(23)
General Meeting (held in the UK)	6.20 p.m. on Monday 7 June 2010	(24)
Suspension of movements of Existing Shares into and out of CDP’s account in CCASS ends	9.00 a.m. on Tuesday 8 June 2010
Suspension of movements of Prudential Shares into and out of CDP’s account in CCASS	5.00 p.m. on the third Singapore Business Day preceding the Scheme Record Date
Scheme Effective Date	Q3 2010	(25)
Suspension of movements of Prudential Shares into and out of CDP’s account in CCASS ends	9.00 a.m. on the Singapore Business Day immediately following the Scheme Effective Date
Delisting of Prudential Shares from the SGX-ST; Dealings in New Prudential Shares commence on the SGX-ST	9.00 a.m. on the Singapore Business Day immediately following the Scheme Effective Date
Completion of Acquisition	3.00 p.m. on the UK Business Day immediately following the Scheme Effective Date
New Prudential Shares credited to securities accounts in CDP	after 5.00 p.m. on the Singapore Business Day immediately following the Scheme Effective Date

(19) The times and dates given are based upon the Directors’ expectations and may be subject to change.
(20) In order to minimise the inconvenience to shareholders of having two shareholder meetings within a short period, the Board proposes to adjourn the Annual General Meeting on 19 May 2010 and to reconvene it at 6.00 p.m. on 7 June 2010.
(21) If either the Reconvened Annual General Meeting, Court Meeting or General Meeting is adjourned, the Voting Record Time for the relevant adjourned meeting will be the time and day in Singapore that corresponds to 6.00 p.m. (London time) on the day which is two UK Business Days before the day of the adjourned meeting.
(22) CDP will require Singapore Shareholders to submit the relevant CDP Form of Proxy to CDP before 1.00 a.m. on 4 June 2010. The relevant deadline will be notified to Singapore Shareholders in due course.
(23) Or as soon thereafter as the Annual General Meeting concludes or is further adjourned.
(24) Or as soon thereafter as the Court Meeting concludes or is adjourned.
(25) This date and the dates below are indicative only and will depend, among other things, on the timing of receipt of regulatory approvals and change of control consents in respect of the Scheme and the date upon which the Court sanctions the Scheme. An announcement confirming the expected dates in respect of the Scheme will be made in due course.

ACTION TO BE TAKEN

Further instructions on the action to be taken are set out in paragraph 14 of Part II (Explanatory Statement) of this circular and are summarised below.

IN RESPECT OF THE COURT MEETING AND GENERAL MEETING

Holders of Prudential Shares

The Scheme will require the approval of holders of Prudential Shares at the Court Meeting convened by an order of the Court to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 7 June 2010 at 11.15 a.m. (or as soon thereafter as the Annual General Meeting concludes or is adjourned). Proposals relating to the Scheme and the Rights Issue will also require the approval of holders of Prudential Shares at the General Meeting to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 7 June 2010 at 11.20 a.m. (or as soon thereafter as the Court Meeting concludes or is adjourned).

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of opinion of holders of Prudential Shares. Whether or not you plan to attend the meetings in person, you are strongly urged to complete and return both your Forms of Proxy as soon as possible.

If you are a UK holder of Prudential Shares:

•	Blue Forms of Proxy for the Court Meeting should be returned to Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA so as to arrive by 6.00 p.m. (London time) on 3 June 2010 or handed to the UK Registrar or the Chairman of the Court Meeting at the Court Meeting.

•	Pink Forms of Proxy for the General Meeting should be returned to Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA so as to arrive by 6.00 p.m. (London time) on 3 June 2010. Pink Forms of Proxy for the General Meeting not returned by this time will not be valid.

If you are a HK holder of Prudential Shares:

•	Blue Forms of Proxy for the Court Meeting should be returned to Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong so as to arrive by 1.00 a.m. (Hong Kong time) on 4 June 2010 or handed to the UK Registrar or the Chairman of the Court Meeting at the Court Meeting.

•	Pink Forms of Proxy for the General Meeting should be returned to Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong so as to arrive by 1.00 a.m. (Hong Kong time) on 4 June 2010. Pink Forms of Proxy for the General Meeting not returned by this time will not be valid.

Alternatively, if you are a UK holder of Prudential Shares or a HK holder of Prudential Shares, you may appoint a proxy electronically by logging onto Equiniti’s website www.sharevote.co.uk. You will need your Voting ID, Task ID and Shareholder Reference Number, which, if you are a UK holder of Prudential Shares, are printed on the face of your Forms of Proxy or, if you are a HK holder of Prudential Shares, must be obtained from the HK Registrar. Full details of the procedures are given on the website. Alternatively, if you have already registered with Equiniti’s on-line portfolio service, Shareview, you can submit your proxy by logging onto your portfolio at www.shareview.co.uk and clicking on the link to vote under your Prudential details. Instructions are given on the website.

If you hold your Prudential Shares in CREST, you may appoint a proxy by completing and transmitting a CREST proxy instruction in accordance with the procedures set out in the CREST manual so that it is received by the UK Registrar no later than 6.00 p.m. (London time) on 3 June 2010.

CDP will take instructions from holders of securities accounts or depository agents on the exercise of voting rights attached to the Prudential Shares deposited with CDP.

Holders of Prudential ADRs

If you are a holder of Prudential ADRs you will receive a Voting Instruction Card from the US Depositary which will enable you to instruct the US Depositary on how to vote on your behalf at the Court Meeting and General Meeting in respect of the Prudential Shares represented by your Prudential ADRs.

You are strongly encouraged to complete and sign the Voting Instruction Card and return it to the US Depositary as soon as possible and by no later than 12.00 noon (New York time) on 3 June 2010.

IN RESPECT OF THE RIGHTS ISSUE

You are not required to take any action at present with respect to the Rights Issue. If the Rights Issue Resolution is passed at the General Meeting (and provided the underwriting agreement relating to the Rights Issue has not been terminated in accordance with its terms), Prudential will conduct the Rights Issue in accordance with the terms set forth in the Rights Issue Prospectus, which will be made available separately to Qualifying Shareholders (other than Excluded Shareholders).

If you are in any doubt as to the action you should take, you are recommended immediately to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant fund manager or other appropriate independent financial adviser duly authorised under FSMA 2000 if you are in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

SHAREHOLDER HELPLINE

All enquiries from shareholders, excluding ADR holders, in relation to this circular and the completion and return of the Forms of Proxy, should be addressed to the Shareholder Helpline on +44 121 415 7026. The Shareholder Helpline is available from 8.30 a.m. to 5.30 p.m. (London time) Monday to Friday (except bank and other public holidays) and will remain open until 21 August 2010. Calls to the +44 121 415 7026 number are charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored for security and training purposes.

All enquiries from ADR holders in relation to this circular and the completion and return of Voting Instruction Cards should be addressed to the ADR holder helpline at (800) 506-7189. The ADR holder helpline is toll free, and is available from 9.00 a.m. to 5.00 p.m. (New York Time) Monday to Friday (except bank and other public holidays).

Please note that, for legal reasons, the Shareholder Helpline and ADR holder helpline are only able to provide certain information contained in this circular and information relating to the Forms of Proxy and Voting Instruction Cards for ADR holders and is unable to give advice on the merits of the Rights Issue, or the Scheme or to provide legal, financial, tax or investment advice.

DIRECTORS, COMPANY SECRETARY AND ADVISERS

Directors:	Harvey Andrew McGrath (Chairman)
Cheick Tidjane Thiam (Group Chief Executive)
Nicolaos Andreas Nicandrou (Chief Financial Officer)
Robert Alan Devey (Executive Director)
Clark Preston Manning Jr. (Executive Director)
Michael George Alexander McLintock (Executive Director)
Barry Lee Stowe (Executive Director)
Keki Bomi Dadiseth (Independent non-executive Director)
Michael William Oliver Garrett (Independent non-executive Director)
Ann Frances Godbehere (Independent non-executive Director)
Bridget Ann Macaskill (Independent non-executive Director)
Kathleen Anne O’Donovan (Independent non-executive Director)
James Hood Ross (Senior Independent Director)
Lord Andrew Turnbull (Independent non-executive Director)

Each of the Directors’ business address is Laurence Pountney Hill, London EC4R 0HH, United Kingdom.

Company Secretary:	Margaret Ann Coltman

Financial Adviser to Prudential in respect of the Rights Issue, the Acquisition and the Scheme:	Ondra LLP (trading as Ondra Partners) 23rd Floor 125 Old Broad Street London EC2N 1AR United Kingdom

Financial Advisers to Prudential in respect of the Acquisition and the Scheme:	Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ United Kingdom

HSBC Bank plc 8 Canada Square London E14 5HQ United Kingdom

J.P. Morgan plc 125 London Wall London EC2Y 5AJ United Kingdom

Financial Adviser to Prudential in respect of the Acquisition:	Lazard Frères & Co LLC 30 Rockefeller Plaza New York, NY 10020 United States

Nomura International plc Nomura House 1 St Martin’s-le-Grand London EC1A 4NP United Kingdom

Auditors to Prudential:	KPMG Audit Plc Chartered Accountants 8 Salisbury Square London EC4Y 8BB United Kingdom

Reporting Accountants to Prudential:	KPMG Audit Plc Chartered Accountants 8 Salisbury Square London EC4Y 8BB United Kingdom

KPMG Certified Public Accountants Prince’s Building 10 Chater Road Central, Hong Kong

Auditor and Reporting Accountant to AIA:	PricewaterhouseCoopers 22nd Floor, Prince’s Building Central, Hong Kong

Legal Advisers to Prudential as to English and Hong Kong law:	Slaughter and May One Bunhill Row London EC1Y 8YY United Kingdom

Slaughter and May 47th Floor, Jardine House One Connaught Place Central, Hong Kong

Legal Advisers to Prudential as to US law:	Cleary Gottlieb Steen & Hamilton LLP City Place House 55 Basinghall Street London EC2V 5EH United Kingdom

Legal Advisers to Prudential as to Singapore law:	Allen & Gledhill LLP One Marina Boulevard #28-00 Singapore 018989

Legal Advisers to Credit Suisse, HSBC and J.P. Morgan Cazenove as to English, Hong Kong, Singapore and US law:	Herbert Smith LLP Exchange House Primrose Street London EC2A 2HS United Kingdom

Herbert Smith 23rd Floor, Gloucester Tower 15 Queen’s Road Central, Hong Kong

Herbert Smith LLP 50 Raffles Place #24-01 Singapore Land Tower Singapore 048623

UK Registrar:	Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA United Kingdom

HK Registrar:	Computershare Hong Kong Investor Services Limited Shops 1712-1716 17th Floor, Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong

US Depositary:	JPMorgan Chase Bank, N.A. 270 Park Avenue New York, NY 10017 United States

PART I

LETTER FROM THE CHAIRMAN OF PRUDENTIAL
Registered Office:
Laurence Pountney Hill
London, EC4R OHH
Registered in England and Wales No. 01397169

17 May 2010

To holders of Prudential Shares and Prudential ADRs

Recommended proposals relating to the combination of the Prudential Group and AIA Group

1.	Introduction

On 1 March 2010, Prudential announced the proposed combination of the Prudential Group and AIA Group. The combination of the Prudential Group and AIA Group will be effected by New Prudential, a newly incorporated company, acquiring each of Prudential and AIA. The acquisition of Prudential by New Prudential is proposed to be effected by means of a scheme of arrangement under sections 895 to 899 of the Companies Act. The acquisition of AIA by New Prudential is proposed to be substantially financed, along with other sources of financing, by a fully underwritten Rights Issue by Prudential of 13,964,557,750 Rights Issue Shares at an Issue Price of 104 pence per Rights Issue Share and on a basis of 11 Rights Issue Shares for every 2 Existing Shares. On 8 March 2010, Prudential announced its intention to accelerate its plans for seeking a listing of its ordinary shares on the Hong Kong Stock Exchange and, on 23 April 2010, Prudential announced its intention to seek a secondary listing of its ordinary shares on the SGX-ST. Both listings are expected to take effect on 25 May 2010. Following the Transactions, New Prudential will be the holding company of the Enlarged Group, and will be headquartered and listed in London, and listed in Hong Kong, Singapore and New York.

I am writing to you today to explain the Transactions and the proposals relating to the Rights Issue and the Scheme and why your Directors consider the proposals to be in the best interests of Prudential and Prudential shareholders as a whole. The Directors are unanimously recommending that you vote in favour of the resolutions to be proposed at the Court Meeting and the General Meeting to be held on 7 June 2010.

I draw your attention to Part II (Explanatory Statement) of this circular, which provides information about the Scheme and its effects, and to the additional information set out in Part IV (Additional Information) of this circular.

Information concerning the Acquisition, AIA and the Enlarged Group, including risk factors relating to the Acquisition and the Enlarged Group, can be found in the Report on Form 6-K furnished by Prudential to the US Securities and Exchange Commission on 17 May 2010, and information concerning Prudential can be found in the Prudential Annual Report for 2009.

In order to implement the Rights Issue and the Scheme, holders of Prudential Shares will need to vote in favour of the resolutions to be proposed at the Court Meeting and the General Meeting to be held on 7 June 2010 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. Notices convening the Court Meeting and the General Meeting are set out in Part VI (Notice of Court Meeting) and Part VII (Notice of General Meeting) of this circular.

The Annual General Meeting has been convened for 11.00 a.m. on 19 May 2010. In order to minimise the inconvenience to shareholders of having two shareholder meetings within a short period, the Board proposes to adjourn the Annual General Meeting on 19 May 2010, and to reconvene it at 11.00 a.m. on 7 June 2010. The reconvened Annual General Meeting will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. One of the consequences of adjourning the Annual General Meeting is that, in order to pay a dividend of 13.56 pence on 27 May 2010 (as announced on 1 March 2010), that dividend will be paid as a second interim dividend. Accordingly, references in this circular to the 2009 final dividend should be read as references to the second interim dividend of the same amount.

Details of the actions you should take, and the recommendation of the Directors, are set out in paragraphs 12 and 17, respectively, of this letter.

2.	Background to and reasons for the Transactions

Prudential believes that the Transactions are a compelling and rare opportunity with strong strategic, operational and financial rationale that will contribute significantly to the achievement of Prudential’s strategic objective to focus on its Asian growth. The Transactions are expected to create a leading Asian life insurer and to yield significant value for Prudential shareholders, its other stakeholders and AIG.

The Transactions will provide the Enlarged Group with a greater presence in Asia and in particular, high growth South East Asian economies. Life insurance premiums in the Asia Pacific region grew at a compound annual growth rate of 17.5% from 2003 to 2008, primarily driven by strong regional economic growth, favourable demographic changes, social welfare reforms, healthcare demand and insurance market reforms.

The Transactions provide the Enlarged Group with the opportunity to:

•	create a leading life insurer with Asia at its core and strong operations in the US and the UK;

•	establish the leading position in the high growth South East Asian markets of Hong Kong, Singapore, Malaysia, Thailand, Indonesia, the Philippines and Vietnam, and the leading foreign life insurance business in China and India;(26)

•	allow Prudential shareholders to benefit from a compelling Acquisition valuation to yield attractive returns for its shareholders;

•	deliver sustainable revenue and earnings growth;

•	achieve significant cost and revenue synergies;

•	benefit from improved productivity across distribution channels, enhanced customer insights and broader product offering; and

•	create a platform for further opportunities for growth in Asia.

The key growth opportunities include:

•	products: significant opportunities to narrow the margin gap between AIA and Prudential by managing the AIA product mix in line with Prudential’s;

•	agency distribution: improvements in AIA sales force productivity based upon Prudential’s agency management capabilities;

•	bancassurance: increase effectiveness of AIA’s current relationships by leveraging Prudential’s capabilities in Asia, with banks such as Standard Chartered Bank, ICICI Bank Limited and United Overseas Bank Limited; and

•	customers: increasing utilisation of customer management and data mining tools applied to the Enlarged Group’s customers.

The combination of the Prudential Group and the AIA Group is expected to generate significant synergy benefits. Prudential is seeking to achieve US$800 million pre-tax (US$650 million post-tax) of annualised run-rate revenue synergies (on a value of new business basis) and US$370 million of annualised run-rate pre-tax cost synergies during 2013. These savings are expected to arise from actions planned to be taken by Prudential including: increasing AIA agent productivity, managing AIA’s product mix, growing the bancassurance business by replicating Prudential’s bancassurance skills with AIA’s bancassurance partnerships, increasing utilisation of customer management and data mining tools; and increasing efficiency and reducing costs across regional offices and local business units.

3.	Summary of the Transactions and the Rights Issue

3.1	Acquisition

Prudential, New Prudential, AIG and AIA Aurora have entered into an agreement (“Acquisition Agreement”) under which New Prudential will acquire the entire issued share capital of AIA. AIA Aurora will receive consideration with a notional value of US$35.5 billion from New Prudential, comprising US$25.0 billion in cash (subject to reduction in an amount equal to the aggregate nominal value of any subordinated notes for which AIA Aurora subscribes under the Subordinated Note Commitment Letter), New Prudential Shares with a notional value of £3.613 billion (approximately US$5.5 billion), US$3.0 billion in Mandatory Convertible Notes, US$2.0 billion in Tier 1 Notes, and any subordinated notes for which AIA Aurora subscribes under the Subordinated Note

(26) As set out in Part VI (Information about the Enlarged Group) of the Report on Form 6-K furnished by Prudential to the US Securities and Exchange Commission on 17 May 2010, (a) Prudential is ranked as the leading life insurer in Singapore, Malaysia, Indonesia and Vietnam, (b) AIA is ranked as the leading life insurer in the Philippines and Thailand, (c) ICICI Prudential is ranked as the leading private life insurer in India and (d) AIA is ranked as the leading foreign life insurer in China. According to the OCI, the combined market share of Prudential and AIA is greater than the market share of any other company in the Hong Kong life insurance market.

Commitment Letter. The cash component of the consideration will be financed by Prudential through a combination of US$20.0 billion from the Rights Issue and up to US$5.0 billion from bond offerings.

If the Prudential Shares were listed on the Hong Kong Stock Exchange, the applicable percentage ratios for the Acquisition would have exceeded 100% and the Acquisition would have constituted a very substantial acquisition in accordance with the Hong Kong Listing Rules.

Prudential has entered into hedging arrangements in respect of its requirement to convert the pounds sterling proceeds of the Rights Issue into US dollars, which is the currency in which New Prudential must pay the cash element of the consideration.

Completion of the Acquisition is subject to certain pre-conditions, including: (i) Prudential shareholders approving the Scheme and certain other resolutions relating to the Transactions; (ii) obtaining the necessary regulatory and antitrust approvals; (iii) there having been no material adverse change in AIA prior to commencement of the Rights Issue; (iv) there having been no breach of warranty or covenant resulting in a material adverse change in AIA prior to completion; (v) there having been no material breach of the New Prudential warranties having a material adverse effect on the ability of New Prudential or Prudential to complete the Acquisition; (vi) the Court sanctioning the Scheme; and (vii) admission of the Rights Issue Shares (to be issued pursuant to the Rights Issue), the New Prudential Shares (both to be issued pursuant to the Scheme and as consideration), the Mandatory Convertible Notes and Tier 1 Notes (as consideration under the Acquisition Agreement) to listing and trading.

A termination fee of £153 million (including any VAT due in respect thereof) is payable by Prudential to AIA Aurora in the event of termination in specified circumstances. Additional consideration of 5/1200ths of the cash consideration outstanding is payable per month by New Prudential to AIA Aurora from 1 September 2010 to the completion date in the event that completion has not occurred (and the Acquisition Agreement has not been terminated) by 31 August 2010.

Further details of the Acquisition, including a summary of the Acquisition Agreement are set out in Part V (Information about the Transactions) of the Report on Form 6-K furnished by Prudential to the US Securities and Exchange Commission on 17 May 2010.

3.2	Principal terms of the Rights Issue

The Rights Issue Shares have not been and will not be registered under the US Securities Act or under the securities laws of any state of the United States and, accordingly, may be offered and sold in the United States only pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act. This document is not a prospectus but a shareholder circular and is for information purposes only. This document does not constitute an offer or invitation to purchase, acquire or subscribe for any securities or a solicitation of an offer or invitation to purchase, acquire or subscribe for any securities.

The substantial part of the cash financing for the Acquisition will be the net proceeds of the Rights Issue, which will be made on the basis of:

11 Rights Issue Shares at 104 pence each for every 2 Existing Shares held by Qualifying Shareholders on the Record Date.

The Rights Issue is expected to raise proceeds of approximately £13,843 million, net of Rights Issue and Transaction related expenses. The Issue Price for UK Shareholders of 104 pence per Rights Issue Share represents a discount of approximately 80.8% to the Closing Price of 542.5 pence per Prudential Share on 14 May 2010, being the last UK Business Day before the announcement of the terms of the Rights Issue and a 39.3% discount to the theoretical ex-rights price based on that Closing Price. The Issue Price per Rights Issue Share for HK Shareholders and Singapore Shareholders is HK$11.78, which was calculated using the £/HK$ exchange rate of 11.3277, the noon buying rate on 14 May 2010 (being the last UK Business Day prior to the announcement of the terms of the Rights Issue). The Rights Issue is fully underwritten.

If a Qualifying Shareholder does not take up the offer of Rights Issue Shares (e.g. because such Qualifying Shareholder is an Excluded Shareholder), his or her proportionate shareholding will be diluted by approximately 84.6% as a result of the Rights Issue, and by approximately 86.3% as a result of both the Rights Issue, and assuming the Transactions complete, the issue of New Prudential Shares to AIA Aurora as part of the consideration for the Acquisition (assuming (i) the issue of Prudential Shares to shareholders who have elected to receive the scrip dividend alternative for the 2009 final dividend, expected to be issued on 27 May 2010; (ii) no options granted under the Prudential Share Schemes exercised; and (iii) no other Prudential or New Prudential Shares issued between the date of this circular and completion of the Transactions, and do not take into account any conversion of the Mandatory Convertible Notes).

Even if an Excluded Shareholder were permitted to and did take up the offer of Rights Issue Shares in full, his or her proportionate shareholding would be diluted by 10.9% if the Transactions complete because of the issue of New

Prudential Shares to AIA Aurora as part of the consideration for the Acquisition (on the basis of the assumptions referred to above).

The Rights Issue is not conditional upon completion of the Acquisition or the Scheme. If completion of the Acquisition does not occur, which Prudential believes is unlikely, Prudential’s current intention is that the net proceeds of the Rights Issue will be invested on a short-term basis while Prudential considers how the net proceeds of the Rights Issue (after deduction of Rights Issue and Transaction-related expenses and hedging costs) will be returned to Prudential shareholders (taking into account, among others, the tax implications for Prudential shareholders).

Authority will be sought at the General Meeting to enable the Directors to allot Prudential Shares pursuant to the Rights Issue. This requires the passing of the ordinary resolution, numbered 2, at the General Meeting, which is conditional upon the passing of the Scheme Resolutions. As explained in Part V (Information about the Transactions) of the Report on Form 6-K furnished by Prudential to the US Securities and Exchange Commission on 17 May 2010, the Issue Price (but not the total amount being raised) can be adjusted before UK Admission of the Rights Issue Shares in certain very limited circumstances provided that the Issue Price can never be less than 5 pence. In order to allow for this, the Rights Issue Resolution seeks authority to enable the Directors to allot the maximum number of Prudential Shares which could be issued pursuant to the Rights Issue at this minimum price, representing 11,460% of the ordinary share capital in issue as at 14 May 2010 (the latest practicable date prior to the publication of this circular). However, at the Issue Price of 104 pence per Rights Issue Share, only 13,964,557,750 Prudential Shares would be issued pursuant to this authority, representing 551% of the ordinary share capital in issue as at 14 May 2010 (the latest practicable date prior to the publication of this circular). Prudential does not hold any shares in treasury. If granted, this authority will expire on 7 June 2011. This authority will not affect the authority to allot shares which is proposed to be sought at Prudential’s Annual General Meeting.

The recommendation of the Directors in respect of the Rights Issue Resolution to be proposed at the General Meeting, is set out in paragraph 17 of this letter.

3.3	Principal terms of the Scheme

The acquisition of Prudential by New Prudential that, with the Acquisition, results in the combination of the AIA Group and the Prudential Group to form the Enlarged Group will be effected by means of the Scheme between Prudential and holders of Prudential Shares (which is not conditional upon completion of the Rights Issue or the Acquisition).

Under the terms of the Scheme, holders of Prudential Shares on the register at the Scheme Record Time will receive:

for each Prudential Share one New Prudential Share

New Prudential will issue ordinary shares to holders of Prudential Shares in consideration for the cancellation of the Prudential Shares and issue of ordinary shares by Prudential to New Prudential. The reserve in Prudential resulting from the cancellation of the Prudential Shares will be capitalised by the issue of fully paid new shares in Prudential to New Prudential. If the Scheme becomes effective holders of Prudential Shares will cease to own shares in Prudential and instead will own New Prudential Shares and New Prudential will own all the shares in Prudential and will become the holding company of Prudential.

New Prudential will change its name to Prudential plc on the Scheme Effective Date. At the same time Prudential will change its name to Prudential Group plc, with the result that New Prudential and Prudential will swap names and the holding company of the Enlarged Group (i.e. New Prudential) will have the name Prudential plc. On the Scheme Effective Date your existing share certificates for the Prudential Shares will cease to be valid and should be destroyed. It is expected that share certificates for the New Prudential Shares will be despatched within five Business Days of the Scheme Effective Date (these certificates will be in the name of Prudential plc but with company number 07163561.

The introduction of New Prudential as the holding company of Prudential will be followed by a reduction of share capital in New Prudential. If the Court sanctions the New Prudential Reduction of Capital, the nominal value of each New Prudential Share will be reduced from 100 pence to 5 pence thereby creating distributable reserves of 95 pence per share.

The Scheme will not substantially alter the assets and liabilities of the Prudential Group and the Prudential Group will have substantially the same business, management and operations after the Scheme Effective Date as the Prudential Group had before that date.

The last day of dealings in Prudential Shares is expected to be the Scheme Effective Date. The last time for the registration of transfers of Prudential Shares is expected to be 6.00 p.m. (London time) in the UK, 4.00 p.m. (Hong Kong time) in Hong Kong and 5.00 p.m. (Singapore time) in Singapore on the Scheme Record Date.

Application will be made for the New Prudential Shares to be admitted to listing on the premium segment of the Official List of the UKLA, to be traded on the London Stock Exchange’s main market for listed securities and to be listed, and permitted to be dealt in, on the Main Board of the Hong Kong Stock Exchange and the Main Board of the SGX-ST. It is expected that the UK Introduction, HK Introduction and SGX Introduction of the New Prudential Shares will become effective and that dealings will commence on the London Stock Exchange at 8.00 a.m. (London time), on the Hong Kong Stock Exchange at 9.30 a.m. (Hong Kong time) and on the SGX-ST at 9.00 a.m. (Singapore time) in Q3 2010, on the Business Day immediately following the Scheme Effective Date.

These dates may be deferred if it is necessary to adjourn any meetings required to approve the arrangements described in this circular or if there is any delay in obtaining the Court’s sanction of the Scheme. In the event of a delay, the application for the Prudential Shares to be delisted will be deferred, so that the listing will not be cancelled until the Scheme Effective Date.

The Scheme requires the approval of the holders of Prudential Shares at the Court Meeting convened by order of the Court and the special resolution, numbered 1, at the General Meeting to be held immediately after the Court Meeting. The Scheme also requires the sanction of the Court. The Prudential Reduction of Capital requires confirmation of the Court.

The Directors will not take the necessary steps to implement the Scheme until they are satisfied that regulatory approvals and change of control consents in respect of the Scheme have been obtained. It is expected that these will be obtained and the Scheme will become effective in Q3 2010. An announcement confirming the expected dates in respect of the Scheme and the Acquisition, as well as the UK Introduction, HK Introduction and SGX Introduction of the New Prudential Shares, will be made in due course. The Scheme is not conditional upon the Rights Issue or the Acquisition.

A full explanation of the proposals relating to the Scheme is contained in Part II (Explanatory Statement) of this circular. A description of the effect of the Scheme in respect of Prudential ADRs is set out in paragraph 1 of Part IV (Additional Information) of this circular.

The recommendation of the Directors in respect of the Scheme Resolutions to be proposed at the Court Meeting and the General Meeting, is set out in paragraph 17 of this letter.

4.	Employee Share Plans

Approval of the New Share Plans will be sought at the General Meeting. This requires the passing of the ordinary resolutions, numbered 3 and 4, in the notice of General Meeting. This will enable the directors of New Prudential to establish the New Share Plans after the Scheme becomes effective. Accordingly, resolutions 3 and 4 are each conditional upon the Scheme becoming effective.

The New Share Plans will permit the grant of new share options and awards to employees only, on substantially the same terms as the corresponding Prudential Share Schemes. A summary of the terms of the New Share Plans is set out in paragraph 4.3 of Part IV (Additional Information) of this circular.

Authority will also be sought at the General Meeting to enable the directors of New Prudential to establish additional employee share schemes for the benefit of overseas employees of New Prudential and its subsidiaries. This requires the passing of the ordinary resolution, numbered 5, in the notice of General Meeting, which is also conditional upon the Scheme becoming effective.

In respect of the Scheme, information will be sent to participants in the Prudential Share Schemes to explain the implications of the Scheme on their options and awards and what action, if any, they need to take. A general summary of the position is set out in paragraph 4.2 of Part IV (Additional Information) of this circular.

In respect of the Rights Issue, the trustees of the Prudential Share Incentive Plan and the Prudential Europe Share Participation Plan (the “Plans”) will send information to participants on the implications of the Rights Issue in due course. Further information with respect to the Rights Issue as regards the Plans and the other Prudential Share Schemes is set out in paragraph 4.1 of Part IV (Additional Information) of this circular.

5.	Information on Prudential

The Prudential Group is a large international financial services group, providing retail financial services in Asia, the United Kingdom and the United States. It has been in existence for over 160 years and has £290 billion in assets under management (as at 31 December 2009). Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

Further information on Prudential is set out in the Prudential Annual Report for 2009.

6.	Information on AIA

The AIA Group is a leading life insurance organisation in the Asia Pacific region which provides individuals and businesses with products and services for their insurance, protection, savings, investments and retirement needs in 15 geographical markets in the region. As of 30 November 2009, the AIA Group (excluding AIA India) had approximately 15,500 employees serving the holders of approximately 21.3 million in-force policies and approximately nine million participating members of its clients for group life, medical, credit life coverage and pensions products.

Further information on AIA is set out in Part VIII (Information about the AIA Group), Part XIII (Operating and Financial Review of the AIA Group) and Part XV (Historical Financial Information for AIA Group) of the Report on Form 6-K furnished by Prudential to the US Securities and Exchange Commission on 17 May 2010.

7.	Information on the Enlarged Group

Prudential believes that the combination of its Asian operations with AIA will create a unique business with a significant focus on the Asian markets and leading positions in seven countries with highly complementary products and distribution channels across the region. It is anticipated that the Enlarged Group will be the leading life insurer in Hong Kong, Singapore, Malaysia, Indonesia, Vietnam, Thailand and the Philippines, and the leading foreign life insurance business in China and India(27), as well as having strong and highly cash generative operations in the US and the UK. Prudential expects to have from 25 May 2010, a dual-primary listing in London and Hong Kong and a secondary listing in Singapore.

Further information on the Enlarged Group is set out in Part VI (Information about the Enlarged Group) and Part XVI (Unaudited Pro Forma Financial Information) of the Report on Form 6-K furnished by Prudential to the US Securities and Exchange Commission on 17 May 2010.

8.	Strengths and strategy

The central objective of the Enlarged Group will be to deliver sustainable value to shareholders. To achieve this, the strategy of the Enlarged Group will be to meet, profitably, customers’ changing needs for savings, income and protection products in its chosen markets across Asia, the US and the UK. In particular, the Enlarged Group will focus on the objective of allocating capital to the most attractive opportunities and geographical markets, both in terms of return and payback period.

Prudential believes that the Prudential Group and the AIA Group have complementary capabilities, and key growth opportunities for the Enlarged Group will include: improvements in AIA sales force productivity based upon Prudential’s agency management capabilities; increasing effectiveness of AIA’s current bancassurance relationships by leveraging Prudential’s capabilities in Asia with banks such as Standard Chartered, ICICI Bank and United Overseas Bank Limited; managing the AIA product mix; and increasing utilisation of customer management and data mining tools.

9.	Dividend policy

The Directors intend to focus on delivering a growing dividend for the Enlarged Group, which will be determined after taking into account the Enlarged Group’s financial flexibility and the Directors’ assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times post-tax operating earnings is appropriate.

The 2010 interim dividend is expected to reflect the pro forma earnings of the Enlarged Group as if the Acquisition had taken place on 1 January 2010.

10.	Current trading and prospects

The Prudential Group’s outlook for its Asian business is positive. Although some challenges remain in the Asian economies, there are encouraging signs that the recovery is well underway. The Prudential Group has market-leading positions in several countries in Asia and this, combined with the GDP growth rates, high savings rates and low penetration of life insurance products make Asia the primary focus for growth and investment. The Prudential Group remains cautious with respect to the major Western economies, because of a number of imbalances threatening their return to higher growth, including high levels of consumer and government debt. In the US the Prudential Group, through Jackson, continues to write high-margin, capital-efficient variable annuities and in the UK the Prudential Group continues to focus on its strong positioning, brand and products in order to continue to generate cash and capital for the Prudential Group.

The Prudential Group continues to deliver growth in its target markets. The Prudential Group’s new business APE sales in the first quarter of 2010 of £807 (28) million have increased by 26% compared to the first quarter of 2009. This growth is driven by sales in our Asian and US businesses where the Prudential Group has seen growth of 30%

(27) As set out in Part VI (Information about the Enlarged Group) of the Report on Form 6-K furnished by Prudential to the US Securities and Exchange Commission on 17 May 2010, (a) Prudential is ranked as the leading life insurer in Singapore, Malaysia, Indonesia and Vietnam, (b) AIA is ranked as the leading life insurer in the Philippines and Thailand, (c) ICICI Prudential is ranked as the leading private life insurer in India and (d) AIA is ranked as the leading foreign life insurer in China. According to the OCI, the combined market share of Prudential and AIA is greater than the market share of any other company in the Hong Kong life insurance market.
(28) Extracted from Prudential Plc First Quarter 2010 Interim Management Statement dated 17 May 2010 and 2009 Comparative APE sales exclude the Japanese insurance operations, which were closed to new business from 15 February 2010.

and 39% respectively. The net investment flows of our investment management businesses in the first quarter of 2010 were £1.2 billion (Q1 2009: £2.7 billion).

11.	Taxation

Your attention is drawn to the general description set out in paragraph 3 of Part IV (Additional Information) of this circular of certain United Kingdom, Hong Kong, Singapore and United States tax consequences in respect of the Rights Issue and the Scheme relevant to holders of Prudential Shares and Prudential ADRs who are resident (or in the case of individuals, domiciled and resident or ordinarily resident) in the United Kingdom, Hong Kong or Singapore for tax purposes and certain United States persons that hold Prudential Shares or Prudential ADRs.

The summary is intended as a guide only and holders of Prudential Shares or Prudential ADRs who are in doubt about their tax position are strongly advised to contact an appropriate professional, independent adviser immediately.

12.	Action to be taken

In respect of the Court Meeting and General Meeting

On 7 June 2010 at 11.15 a.m. (London time)(7), the Court Meeting will be held to seek approval for the Scheme. Notice of the Court Meeting is set out in Part VI (Notice of Court Meeting) of this circular. At 11.20 a.m. (London time)(8), the General Meeting will be held to seek approval for proposals relating to the Scheme and the Rights Issue. Notice of the General Meeting is set out in Part VII (Notice of General Meeting) of this circular.

Forms of Proxy for use at the Court Meeting and General Meeting are enclosed with this circular.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of opinion of holders of Prudential Shares. Whether or not you intend to attend the Court Meeting and/or the General Meeting in person, you are strongly urged to complete the Forms of Proxy in accordance with the instructions printed on them, and return them as soon as possible, but in any event so as to be received by Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN 99 6DA no later than 6.00 p.m. (London time) on 3 June 2010 if you are a UK holder of Prudential Shares, or Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 1.00 a.m. (Hong Kong time) on 4 June 2010 if you are a HK holder of Prudential Shares. If you are a Qualifying CCASS Shareholder, you should contact HKSCC or your broker or custodian who is a CCASS Broker Participant or a CCASS Custodian Participant for the relevant deadlines to cast your vote for the Court Meeting and/or the General Meeting in order to enable HKSCC Nominees to complete the Forms of Proxy on your behalf.

If you are a UK holder of Prudential Shares or a HK holder of Prudential Shares and would like to submit your proxy votes electronically you can do so by logging onto Equiniti’s website www.sharevote.co.uk. You will need your Voting ID, Task ID and Shareholder Reference Number, which, if you are a UK holder of Prudential Shares, are printed on the face of your Forms of Proxy or, if you are a HK holder of Prudential Shares, must be obtained from the HK Registrar. Full details of the procedures are given on the website. Alternatively, if you have already registered with Equiniti’s on-line portfolio service, Shareview, you can submit your proxy by logging onto your portfolio at www.shareview.co.uk and clicking on the link to vote under your Prudential details. Instructions are given on the website.

If you hold your Prudential Shares in CREST, you may appoint a proxy by completing and transmitting a CREST proxy instruction in accordance with the procedures set out in the CREST manual so that it is received by the UK Registrar (ID RA19) no later than 6.00 p.m. (London time) on 3 June 2010.

CDP will take instructions from holders of securities accounts or depository agents on the exercise of voting rights attached to the Prudential Shares deposited with CDP.

If you are a holder of ADRs you will receive separate Voting Instruction Cards to enable you to instruct the US Depositary how to vote on your behalf at the Court Meeting and General Meeting. Further information for Prudential ADR holders is set out in paragraph 1 of Part IV (Additional Information).

You are encouraged to complete and sign the Voting Instruction Card and return it to the US Depositary as soon as possible and by no later than 12.00 noon (New York time) on 3 June 2010.

In respect of the Rights Issue

You are not required to take any action at present with respect to the Rights Issue. If the Rights Issue Resolution is passed at the General Meeting (and provided the underwriting agreement relating to the Rights Issue has not been terminated in accordance with its terms), Prudential will conduct the Rights Issue in accordance with the terms set forth in the Rights Issue Prospectus, which will be made available separately to Qualifying Shareholders (other than Excluded Shareholders).

13.	Application for listing on the Hong Kong Stock Exchange

Application has been made to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the New Prudential Shares and the Prudential Shares.

Subject to the granting of listing of, and permission to deal in, the New Prudential Shares and the Prudential Shares on the Hong Kong Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the New Prudential Shares and the Prudential Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the respective commencement date of dealings in the New Prudential Shares and the Prudential Shares or such other dates as determined by HKSCC. Settlement of transactions between participants of the Hong Kong Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. The New Prudential Shares and the Prudential Shares are expected to be traded in board lots of 500. Dealings in the New Prudential Shares and the Prudential Shares will be subject to the payment of stamp duty in Hong Kong.

14.	Information on the SGX Introduction

A letter of eligibility to list has been obtained from the SGX-ST for the secondary listing and quotation of the Prudential Shares. Application will be made to the SGX-ST for the secondary listing and quotation of the New Prudential Shares on the Main Board of the SGX-ST. For the purposes of trading on the Main Board of SGX-ST, each board lot comprises 500 Prudential Shares or New Prudential Shares.

Upon admission to the Official List of the SGX-ST, Prudential and, upon the Scheme becoming effective, New Prudential, will have a dual primary listing on both the London Stock Exchange and the Hong Kong Stock Exchange and a secondary listing on the SGX-ST. The Prudential Shares are and, following the Scheme becoming effective, the New Prudential Shares will, also be traded in the form of ADRs in US dollars on the New York Stock Exchange through Prudential or New Prudential’s ADR facility. The Prudential Shares are, and the New Prudential Shares will, be quoted in pounds sterling on the London Stock Exchange, in HK dollars on the Hong Kong Stock Exchange and in US dollars on SGX-ST.

15.	Overseas Shareholders

Holders of Prudential Shares who are resident in, or citizens of, jurisdictions outside the United Kingdom, Hong Kong or Singapore should refer to paragraph 10 of Part II (Explanatory Statement) of this circular for further details concerning the Scheme and important information relevant to you. Holders of Prudential ADRs should refer to paragraph 1 of Part IV (Additional Information) of this circular for a description of the effect of the Scheme in respect of Prudential ADRs.

16.	Financial advice

The Directors have received financial advice with respect to the Rights Issue, the Acquisition and the Scheme from Ondra Partners as Financial Adviser. In providing the advice to the Directors, Ondra Partners has relied upon the Directors’ commercial assessments of the Rights Issue, the Acquisition and the Scheme.

The Directors have received financial advice with respect to the Acquisition and the Scheme from Credit Suisse, HSBC and J.P. Morgan Cazenove as Financial Advisers. In providing the advice to the Directors, Credit Suisse, HSBC and J.P. Morgan Cazenove have relied upon the Directors’ commercial assessments of the Acquisition and the Scheme.

The Directors have received financial advice with respect to the valuation of the Acquisition from Nomura as Financial Adviser. In providing the advice to the Directors, Nomura has relied upon the Directors’ commercial assessments of the Acquisition.

17.	Recommendation

The Directors consider the Transactions and Rights Issue and the resolutions to be proposed at the Court Meeting and the General Meeting to be in the best interests of Prudential and the holders of Prudential Shares as a whole and accordingly unanimously recommend holders of Prudential Shares to vote in favour of the Scheme at the Court Meeting and to vote in favour of the resolutions to be proposed at the General Meeting, as they intend to do in respect of their own shareholdings.

As at 14 May 2010 (the latest practicable date prior to the publication of this circular), the Directors’ beneficial holdings amount to 2,311,529 Prudential Shares representing 0.091% of the issued ordinary share capital of Prudential.

18.	Further information

Your attention is drawn to the following parts of this circular:

•	Part II containing the explanatory statement in respect of the Scheme from Credit Suisse, HSBC and J.P. Morgan Cazenove;

•	Part V setting out the formal terms of the Scheme; and

•	Parts VI and VII setting out the notices convening the Court Meeting and General Meeting, respectively.

Yours sincerely

Harvey McGrath
Chairman

PART II

EXPLANATORY STATEMENT
(in compliance with section 897 of the Companies Act 2006)

Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ	HSBC Bank plc 8 Canada Square London E14 5HQ	J.P. Morgan plc 125 London Wall London EC2Y 5AJ

17 May 2010

To holders of Prudential Shares and Prudential ADRs

Dear Sir/Madam,

Recommended proposals relating to the combination of the Prudential Group and the
AIA Group to be effected, in part, by means of a scheme of arrangement

1.	Introduction

On 1 March 2010, Prudential announced the proposed combination of the Prudential Group and the AIA Group to create a leading Asian life insurer. The combination of the Prudential Group and the AIA Group will be effected in part by New Prudential, a newly incorporated company, acquiring Prudential by means of a scheme of arrangement under sections 895 to 899 of the Companies Act. We have been authorised by the Directors to write to you to explain the terms of the proposals relating to the Scheme, and to provide you with other relevant information.

Application will be made for the New Prudential Shares to be admitted to the premium segment of the Official List and to trading on the London Stock Exchange’s main market for listed securities and, upon listing, to be included in the FTSE’s UK Index Series. Application has been made for New Prudential to have a primary listing on the Main Board of the Hong Kong Stock Exchange. Application will be made to the SGX-ST for the secondary listing and quotation of the New Prudential Shares on the Main Board of the SGX-ST. It is intended that ADRs be issued in respect of New Prudential Shares and that these New Prudential ADRs will be traded on the New York Stock Exchange, in place of Prudential’s existing ADR programme.

Implementation of the Scheme is subject to various conditions, including the sanction of the Court and the approval of holders of Prudential Shares of the Scheme Resolutions at the Court Meeting and the General Meeting. The full text of the Scheme is set out in Part V (Scheme of Arrangement) of this circular. The full text of each of the Scheme Resolutions to be proposed at the Court Meeting and the General Meeting is set out in Part VI (Notice of Court Meeting) and Part VII (Notice of General Meeting), respectively, of this circular.

Your attention is drawn to Part I (Letter from the Chairman of Prudential) of this circular, which forms part of this Explanatory Statement and contains, among other things, the background to and the reasons for the proposed combination of the Prudential Group and the AIA Group, and a summary of the principal terms of the Acquisition, the Rights Issue and the Scheme. The Chairman’s letter states that the Directors have received financial advice from Ondra Partners in respect of the Rights Issue, the Acquisition and the Scheme, from Credit Suisse, HSBC and J.P. Morgan Cazenove in respect of the Acquisition and the Scheme, and from Nomura in respect of the valuation of the Acquisition. In providing advice to the Directors, Ondra Partners, Credit Suisse, HSBC, J.P. Morgan Cazenove and Nomura have taken into account the commercial assessments of the Directors. The Chairman’s letter also states that the Directors consider the terms of the Transactions and the Rights Issue to be in the best interests of Prudential and Prudential shareholders as a whole and unanimously recommend that holders of Prudential Shares vote in favour of the resolutions to be proposed at the Court Meeting and the General Meeting.

Your attention is also drawn to the information in the other Parts of this circular, which also form part of this Explanatory Statement. Holders of Prudential Shares and Prudential ADRs should read the whole of this circular before deciding whether or not to vote in favour of the Scheme.

A description of the action to be taken by holders of Prudential Shares and Prudential ADRs in relation to the Court Meeting and the General Meeting is set out on page 11 of this circular and in paragraph 14 below.

2.	Summary of the Scheme

2.1	The Scheme

The principal steps involved in the Scheme are as follows:

(i)	Cancellation of Scheme Shares

Under the terms of the Scheme, the Scheme Shares will be cancelled on the Scheme Effective Date, and in consideration for this cancellation, the Scheme Shareholders will receive, in respect of any Scheme Shares held as at the Scheme Record Time (6.00 p.m. (London time) on the Scheme Record Date):

for each Scheme Share one New Prudential Share

On the Scheme becoming effective, the rights attaching to the New Prudential Shares will be substantially the same as those attaching to the Prudential Shares.

(ii)	Establishing New Prudential as the new holding company of the Prudential Group

Following the cancellation of the Scheme Shares, the credit arising in the books of Prudential as a result of the cancellation will be applied in paying up in full at par new shares in Prudential (the “New Ordinary Shares”) such that the aggregate nominal value of those New Ordinary Shares equals the aggregate nominal value of the Prudential Shares cancelled. The New Ordinary Shares in Prudential will be issued to New Prudential which will, as a result, become the holding company of Prudential and the Prudential Group.

At the General Meeting, Prudential shareholders will be asked to authorise the issue and allotment to New Prudential and/or its nominee of two Prudential Deferred Shares in Prudential. This forms part of the special resolution, numbered 1, in the notice of General Meeting. The Prudential Deferred Shares will be subscribed for by New Prudential and/or its nominee(s) for a subscription price of 1 pence each payable in cash. By acquiring the Prudential Deferred Shares prior to the Scheme Effective Date, there will be no requirement under section 593 of the Companies Act for an independent valuation of the New Ordinary Shares to be allotted to New Prudential under the Scheme.

(iii)	Amendments to Prudential’s Articles

Further Prudential Shares may have to be allotted before the Scheme comes into effect (for example because of the exercise of rights granted by Prudential under the Prudential Share Schemes). In some cases, the precise timing of their allotment could leave them outside the scope of the Scheme. In order to ensure that this does not occur, it is proposed that Prudential’s Articles be amended in such a way as to ensure that any Prudential Shares which are issued after Prudential’s Articles are amended but prior to confirmation of the reduction of the Scheme Shares provided for under the Scheme will be allotted and issued subject to the terms of the Scheme and that the holders of such shares will be bound by the Scheme accordingly.

It is also possible that Prudential Shares may have to be allotted after the Scheme has come into effect. In order to deal with this it is proposed that, as a matter supplemental to and separate from the Scheme, Prudential’s Articles be amended in such a way as to ensure that:

(A)	any Prudential Shares which are allotted otherwise than to New Prudential (or to a nominee of New Prudential) after the confirmation of the reduction of the Scheme Shares provided for under the Scheme will be acquired by New Prudential in exchange for the issue of New Prudential Shares to the allottees; and

(B)	in the event that any Prudential Shares are allotted to any person within (A) above following any reorganisation of the share capital of either Prudential or New Prudential, the number of New Prudential Shares to be issued to that person will be adjusted in an appropriate manner.

In this way, the allottees in question will receive New Prudential Shares instead of Prudential Shares.

Prudential shareholders will be asked to approve the amendments to Prudential’s Articles described above at the General Meeting. This forms part of the special resolution, numbered 1, in the notice of General Meeting.

(iv)	Change of name

New Prudential will change its name to Prudential plc on the Scheme Effective Date. At the same time Prudential will change its name to Prudential Group plc, with the result that New Prudential and Prudential will swap names. The holding company of the Enlarged Group (i.e. New Prudential) will therefore have the name Prudential plc. Prior to the Scheme Effective Date, the change of name of New Prudential to Prudential plc will be approved by the board of New Prudential in accordance with New Prudential’s Articles. That approval will be conditional upon the Scheme becoming effective.

2.2	New Prudential Reduction of Capital

The Scheme will be followed by a reduction of capital of New Prudential. The New Prudential Reduction of Capital will involve the reduction of New Prudential’s share capital by decreasing the nominal amount of each New Prudential Share in issue from 100 pence to 5 pence. This will create a distributable reserve of an equal amount to the reduction. Assuming New Prudential has sufficient financial resources, this reserve will be available for future dividend payments and share repurchases at the discretion of the directors of New Prudential.

The necessary resolution for New Prudential to implement the New Prudential Reduction of Capital has already been approved by the present voting members of the New Prudential (i.e. prior to the Prudential shareholders becoming members of New Prudential pursuant to the Scheme). That approval is conditional upon the Scheme becoming effective and therefore conditional upon the confirmatory approval of those matters necessary to implement the Scheme being sought as part of the special resolution, numbered 1, to be proposed at the General Meeting. The New Prudential Reduction of Capital will also require the confirmation of the Court.

3.	Conditions to and implementation of the Scheme and New Prudential Reduction of Capital

3.1	The Scheme

The implementation of the Scheme is conditional upon:

(A)	the Scheme having been approved by a majority in number, representing not less than 75% in value, of those holders of Prudential Shares present and voting, either in person or by proxy at the Court Meeting;

(B)	the special resolution, numbered 1, to approve certain matters to give effect to the Scheme contained in the notice of the General Meeting having been duly passed at the General Meeting by a majority of not less than 75% of the votes cast;

(C)	the Scheme having been sanctioned by the Court and the Prudential Reduction of Capital having been confirmed by the Court, which occurs as a result of the cancellation of Prudential Shares as part of the Scheme; and

(D)	a copy of the order of the Court sanctioning the Scheme and confirming the Prudential Reduction of Capital under the Scheme having been delivered to the Registrar of Companies for registration and the order and statement of capital having been registered by him.

The Court hearing (at which it is proposed that the Court sanction the Scheme) is expected to be held in Q3 2010. Holders of Prudential Shares or creditors of Prudential who wish to oppose the Scheme will be informed by advert in a newspaper with national distribution in the United Kingdom and by advert in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese), of their rights to appear in person, or be represented by Counsel, at the Court hearing.

In addition, the Directors will not take the necessary steps to implement the Scheme unless, at the relevant time, the following conditions have been satisfied and they consider that it continues to be in the best interests of Prudential and holders of Prudential Shares that the Scheme should be implemented:

(E)	relevant competition and regulatory clearances and change of control consents in respect of the Scheme having been obtained;

(F)	approval having been granted by the UKLA to admit the New Prudential Shares to be issued in connection with the Scheme to the premium segment of the Official List;

(G)	approval having been granted by the London Stock Exchange to admit the New Prudential Shares to be issued in connection with the Scheme to trading on its main market for listed securities;

(H)	the Listing Committee of the Hong Kong Stock Exchange having granted listing of and permission to deal in all of the New Prudential Shares to be issued in connection with the Scheme on its Main Board and such listing and permission having not been subsequently revoked prior to the Scheme Effective Date;

(I)	approval having been granted by the SGX-ST for the admission of the New Prudential Shares to the Official List of the SGX-ST and to trading on the Main Board of the SGX-ST;

(J)	the New York Stock Exchange having agreed to let the New Prudential ADRs to be issued in connection with the Scheme to be traded on the New York Stock Exchange and its agreement having not being withdrawn prior to the Scheme Effective Date; and

(K)	Prudential having allotted and issued the Prudential Deferred Shares to New Prudential and/or its nominee prior to the Scheme Effective Date.

The Scheme is not conditional upon the Rights Issue or the Acquisition.

If the Scheme is sanctioned by the Court and the other conditions to the Scheme have been satisfied or waived, the Scheme is expected to become effective in Q3 2010. An announcement confirming the expected dates in respect of the Scheme and the Acquisition, as well as the UK Introduction, HK Introduction and SGX Introduction of the New Prudential Shares, will be made in due course.

If the Scheme has not become effective by 7 June 2011 (or such later date as the Court may allow), it will lapse, in which event the Scheme will not proceed and holders of Prudential Shares will remain holders of Prudential Shares and Prudential Shares will continue to be listed on the premium segment of the Official List, traded on the London

Stock Exchange’s main market for listed securities and listed on the Main Board of the Hong Kong Stock Exchange and on the Main Board of the SGX-ST.

The Scheme contains a provision for Prudential and New Prudential to consent jointly on behalf of all persons concerned to any modification of or addition to the Scheme, or to any condition which the Court may think fit to approve or impose. Prudential has been advised by its legal advisers that the Court would be unlikely to approve or impose any modification of, or addition or condition to, the Scheme which might be material to the interests of holders of Prudential Shares unless such holders were informed of any such modification, addition or condition. It will be a matter for the Court to decide, in its discretion, whether or not a further meeting of holders of Prudential Shares should be held in this circumstance. If the Court does approve or impose a modification of, or addition or condition to, the Scheme which, in the opinion of the Directors, is such as to require the consent of the holders of Prudential Shares, the Directors will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

The full text of the Scheme and of the resolutions to be proposed at the Court Meeting and General Meeting are set out in Part V (Scheme of Arrangement), Part VI (Notice of Court Meeting) and Part VII (Notice of General Meeting), respectively, of this circular.

3.2	New Prudential Reduction of Capital

The New Prudential Reduction of Capital is conditional upon:

(A)	the Scheme becoming effective and being fully implemented;

(B)	the New Prudential Reduction of Capital having been confirmed by the Court; and

(C)	a copy of the order of the Court confirming the New Prudential Reduction of Capital having been delivered to the Registrar of Companies for registration and the registration of the order by him.

The Court hearing to confirm the New Prudential Reduction of Capital is expected to be held on the UK Business Day immediately following the Scheme Effective Date. Holders of Prudential Shares will have the right to attend the Court hearing to support or oppose the New Prudential Reduction of Capital and to appear in person, or to be represented by Counsel, at the Court hearing.

The New Prudential Reduction of Capital is expected to become effective on the UK Business Day immediately following the Scheme Effective Date.

4.	Effect of the Scheme

The effect of implementation of the Scheme will be as follows:

(A)	instead of having its ordinary share capital owned by holders of Prudential Shares, Prudential will become a subsidiary of New Prudential;

(B)	instead of owning a given number of Prudential Shares, each holder of Prudential Shares will own the same number of New Prudential Shares; and

(C)	New Prudential will own all the business of the Prudential Group.

Separate from and subsequent to the Scheme, the proportions of New Prudential Shares held by Scheme Shareholders may be affected by: (a) any Prudential Shares which are caught by the amendments being proposed to Prudential’s Articles described in paragraph 2.1(iii) above, for which New Prudential Shares will be issued; (b) the future exercise of options under the New Share Plans; and (c) the issue of New Prudential Shares and Mandatory Convertible Notes to AIA Aurora as part of the consideration for the Acquisition.

Prudential Shares will be cancelled upon the Scheme becoming effective. Delisting of the Prudential Shares is expected to take place at 8.00 a.m. (London time) in the UK, 9.30 a.m. (Hong Kong time) in Hong Kong and 9.00 a.m. (Singapore time) in Singapore on the Business Day immediately following the Scheme Effective Date.

5.	Taxation

Your attention is drawn to the general description set out in paragraph 3 of Part IV (Additional Information) of this circular of certain United Kingdom, Hong Kong, Singapore and United States tax consequences in respect of the Rights Issue and Scheme relevant to holders of Prudential Shares and Prudential ADRs who are resident (or in the case of individuals, domiciled and resident or ordinarily resident) in the United Kingdom, Hong Kong or Singapore for tax purposes and certain United States persons that hold Prudential Shares or Prudential ADRs.

The summary is intended as a guide only and holders of Prudential Shares or Prudential ADRs who are in doubt about their tax position are strongly advised to contact an appropriate professional, independent adviser immediately.

6.	New Prudential’s Articles

New Prudential’s Articles are substantially the same as Prudential’s Articles. A summary of both the rights of Prudential shareholders and certain provisions of Prudential’s Articles is contained in the Report on Form 6-K furnished by Prudential to the US Securities and Exchange Commission on 17 May 2010. Further information on New Prudential’s Articles is set out in paragraph 2 of Part IV (Additional Information) of this circular.

A complete copy of New Prudential’s Articles is available for inspection as set out in paragraph 8 of Part IV (Additional Information) of this circular.

7.	Directors’ and other interests

All the Directors have been appointed directors of New Prudential. The effect of the Scheme on the interests of the Directors does not differ from its effect on the like interests of other persons.

On the Scheme becoming effective, assuming that no further Prudential Shares have been purchased or issued after 14 May 2010 (the latest practicable date prior to the publication of this circular) certain Directors would have the following beneficial interests in New Prudential Shares by virtue of the effect of the Scheme on their Prudential Shares. For the avoidance of doubt, the table below illustrates the effect of the Scheme only on the interests of Directors and does not take account of the Rights Issue.

			As at the Scheme
	As at 14 May 2010		Effective Date
	Number of		Number of
	Prudential	% of issued	New Prudential	% of issued
	Shares	share capital	Shares	share capital

Harvey McGrath	297,574	0.012	297,574	0.012
Tidjane Thiam	268,605	0.011	268,605	0.011
Nic Nicandrou(1)	132,490	0.006	132,490	0.006
Rob Devey	77,308	0.003	77,308	0.003
Clark Manning(2)	456,821	0.018	456,821	0.018
Michael McLintock	594,979	0.023	594,979	0.023
Barry Stowe(3)	315,994	0.012	315,994	0.012
Keki Dadiseth	28,339	0.001	28,339	0.001
Michael Garrett	33,337	0.001	33,337	0.001
Ann Godbehere	12,370	0.001	12,370	0.001
Bridget Macaskill	39,944	0.002	39,944	0.002
Kathleen O’Donovan	21,184	0.001	21,184	0.001
James Ross	19,333	0.001	19,333	0.001
Lord Turnbull	13,251	0.001	13,251	0.001

Notes

(1)	The Prudential Shares in the table include Prudential Shares purchased under the Prudential Group Share Incentive Plan together with Matching Shares (on a 1:4 basis). The total Prudential Shares held in the Share Incentive Plan and included in the table will only be released if the employee remains in employment for three years. For Nic Nicandrou the total number of Matching Shares at 14 May 2010 is 22.

(2)	Part of Clark Manning’s interests in Prudential Shares are made up of 29,896 ADRs (representing approximately 59,792 ordinary shares).

(3)	Part of Barry Stowe’s interests in Prudential Shares are made up of 48,532 ADRs (representing approximately 97,064 ordinary shares). 8,513.73 of the ADRs are held within an investment account which secures premium financing for a life assurance policy.

In addition to their interests in Prudential Shares, certain Directors have the following interests in Prudential Shares as at 14 May 2010 (the latest practicable date prior to the publication of this circular) as a result of outstanding share awards under the Restricted Share Plan (RSP), the Group Performance Share Plan (GPSP) and the Business Unit Performance Share Plan (BUPP).

	Conditional	Conditional
	share awards	share awards
	outstanding at	outstanding
	31 December 2009	at 14 May 2010
Plan name	(Number of shares)	(Number of shares)

Rob Devey
GPSP 2009	120,898	120,898
BUPP 2009	120,897	120,897
GPSP 2010	0	104,089
BUPP 2010	0	104,089
Total	241,795	449,973

Clark Manning
GPSP 2007	191,140	0
BUPP 2007	95,570	0
GPSP 2008	182,262	182,262
BUPP 2008	91,131	91,131
GPSP 2009	468,476	468,476
BUPP 2009	468,476	468,476
GPSP 2010	0	302,442
BUPP 2010	0	302,442
Total	1,497,055	1,815,229

Michael McLintock
GPSP 2007	52,040	0
GPSP 2008	48,330	48,330
GPSP 2009	92,022	92,022
GPSP 2010	0	66,238
Total	192,392	206,590

Nic Nicandrou
GPSP 2009	316,328	316,328
GPSP 2010	0	208,179
Total	316,328	524,507

Nick Prettejohn
GPSP 2007	130,071	0
BUPP 2007	65,035	0
GPSP 2008	127,622	127,622
BUPP 2008	63,811	63,811
GPSP 2009	242,997	242,997
BUPP 2009	242,997	242,997
Total	872,533	677,427

Barry Stowe
GPSP 2007	105,706	0
BUPP 2007	52,853	0
GPSP 2008	107,988	107,988
BUPP 2008	53,994	53,994
GPSP 2009	196,596	196,596
BUPP 2009	196,596	196,596
GPSP 2010	0	129,076
BUPP 2010	0	129,076
Total	713,733	813,326

Tidjane Thiam
GPSP 2008	314,147	314,147
GPSP 2009	299,074	299,074
GPSP 2010	0	510,986
Total	613,221	1,124,207

	Conditional	Conditional
	share awards	share awards
	outstanding at	outstanding
	31 December 2009	at 14 May 2010
Plan name	(Number of shares)	(Number of shares)

Mark Tucker
RSP 2005	223,011	0
GPSP 2007	295,067	0
GPSP 2008	294,512	294,512
Total	812,590	294,512

The table below sets out the share awards that have been made to executive Directors under their appointment terms and those deferred from annual bonus plan payouts. The number of shares is calculated using the average share price over the three business days commencing on the day of the announcement of the Prudential Group’s annual financial results for the relevant year. For the awards from the 2008 annual bonus, made in 2009, the average share price was 308.63 pence.

	Conditional	Conditional
	share awards	share awards
	outstanding at	outstanding
	31 December 2009	at 14 May 2010
	(Number of shares)	(Number of shares)

Rob Devey
Awards under appointment terms 2009	50,575	50,575
Deferred 2009 annual bonus award	0	26,733

Clark Manning
Deferred 2006 annual bonus award	10,064	0
Deferred 2007 annual bonus award	17,825	17,825
Deferred 2009 annual bonus award	0	59,792

Michael McLintock
Deferred 2006 annual bonus award	90,092	0
Deferred 2007 annual bonus award	112,071	66,029
Deferred 2008 annual bonus award	217,410	128,093
Deferred 2009 annual bonus award	0	69,620

Nic Nicandrou
Awards under appointment terms 2009	10,616	0
	5,889	0
	13,898	13,898
	16,059	16,059
	68,191	68,191
Deferred 2009 annual bonus award	0	24,506

Barry Stowe
Awards under appointment terms 2006	7,088	0
	2,110	2,110
Deferred 2007 annual bonus award	43,777	43,777
Deferred 2008 annual bonus award	21,064	21,064
Deferred 2009 annual bonus award	0	36,386

Tidjane Thiam
Awards under appointment terms 2008	48,362	0
	41,135	0
	49,131	49,131
Deferred 2008 annual bonus award	110,403	65,046
Deferred 2009 annual bonus award	0	58,829

Notes

(1)	In order to secure the appointment of Rob Devey and to compensate him for the loss of outstanding long-term remuneration, Rob was awarded rights to Prudential Shares as set out in the table.
(2)	Under the terms agreed on his leaving Prudential, the outstanding deferred awards to Nick Prettejohn have been released to him.
(3)	In order to secure the appointment of Nic Nicandrou and to compensate him for the loss of outstanding long-term remuneration, Nic was awarded rights to Prudential Shares as set out in the table.
(4)	Under the terms agreed on his leaving Prudential, the outstanding deferred awards to Mark Tucker have been released to him.
(5)	In March 2010 a number of outstanding deferred share awards were reduced by settling tax liabilities.

Options outstanding under the SAYE scheme are set out below. The SAYE is open to all UK and certain overseas employees. Options under this scheme up to HMRC limits are granted at a 20% discount and cannot normally be exercised until a minimum of three years has elapsed. No payment has been made for the grant of any options. The price to be paid for exercise of these options is shown in the table below. No variations to any outstanding options have been made.

	Options outstanding	Options outstanding
	at 31 December 2009	at 14 May 2010

Tidjane Thiam	1,705	1,705

Gains of £0 were made by Directors in 2009 on the exercise of share options (2008: £15,420). No price was paid for the award of any option. The highest and lowest share prices during 2009 were 650.5 pence and 207 pence, respectively.

After the Scheme Effective Date, the Directors will receive their remuneration from New Prudential and total emoluments receivable by each of those Directors will not be varied as a result of the Scheme.

8.	Employee share plans

Details of the implications of the Scheme on the Prudential Share Schemes are set out in paragraph 4.2 of Part IV (Additional Information) of this circular. Details of the New Share Plans that will be adopted by New Prudential if the Scheme becomes effective are also set out in paragraph 4.3 of Part IV (Additional Information) of this circular.

9.	Holders of Prudential ADRs

A description of the effect of the Scheme in respect of Prudential ADRs is set out in paragraph 1 of Part IV (Additional Information) of this circular.

10.	Overseas Shareholders

This circular does not constitute an offer or invitation to purchase or subscribe for any securities or the solicitation of an offer or invitation to purchase or subscribe for any securities. None of the securities referred to in this circular shall be sold, issued, exchanged or transferred in any jurisdiction in contravention of applicable law.

Overseas Shareholders may be affected by the laws of other jurisdictions in relation to the Scheme. Overseas Shareholders should inform themselves about and observe all applicable legal requirements. It is the responsibility of any person into whose possession this circular comes to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the allotment and issue of New Prudential Shares following the Scheme becoming effective, including the obtaining of any governmental consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies due in such jurisdiction. No action has been taken by Prudential or New Prudential to obtain any approval, authorisation or exemption to permit the allotment or issue of New Prudential Shares or the possession or distribution of this circular and the New Prudential Prospectus (or any other publicity material relating to the New Prudential Shares) in any jurisdiction, other than in the United Kingdom, Hong Kong or Singapore.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme and in particular their circumstances.

If, in respect of any Overseas Shareholder, Prudential or New Prudential is advised that the allotment and issue of New Prudential Shares would or might infringe the laws of any jurisdiction outside the United Kingdom, Hong Kong or Singapore, or would or might require Prudential or New Prudential to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of Prudential or New Prudential, it would be unable to comply or which Prudential or New Prudential regards as unduly onerous, Prudential or New Prudential may determine that no New Prudential Shares shall be allotted and issued to such Overseas Shareholder but instead those New Prudential Shares shall be allotted and issued to a nominee appointed by New Prudential as trustee for such shareholder, on terms that they shall be sold on behalf of such Overseas Shareholder as soon as reasonably practicable after the Scheme becomes effective, with the net proceeds of sale being remitted to the Overseas Shareholder concerned at the risk of such Overseas Shareholder. Alternatively, New Prudential may determine that the New Prudential Shares shall be issued to the Overseas Shareholder and sold, with the net proceeds of sale being remitted to the Overseas Shareholder at the Overseas Shareholder’s risk.

The New Prudential Shares to be issued pursuant to the Scheme have not been, and will not be, registered under the US Securities Act. The New Prudential Shares will be issued pursuant to the Scheme in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that act. For the purpose of qualifying for this exemption, Prudential will advise the Court that it will rely on the Section 3(a)(10) exemption based on the Court’s sanctioning of the Scheme following a hearing on its fairness to Scheme Shareholders. All

Scheme Shareholders are being notified of this hearing and are entitled to attend in person or be represented by counsel to support or oppose the sanctioning of the Scheme.

The New Prudential Shares will not be registered under the securities laws of any state of the United States and will be issued pursuant to the Scheme in reliance on an available exemption from such state law registration requirements or the pre-emption of such requirements by the US Securities Act.

11.	Listings, dealings, share certificates and settlement

Application will be made to the UKLA for the listing of the Prudential Shares to be cancelled, to the London Stock Exchange for the Prudential Shares to cease to be admitted to trading on the London Stock Exchange’s main market for listed securities, to the Hong Kong Stock Exchange for the Prudential Shares to cease to be listed and permitted to be traded on its Main Board and to the SGX-ST for the Prudential Shares to be delisted from the Main Board of the SGX-ST. Delisting is expected to take place at 8.00 a.m. (London time) in the UK, 9.30 a.m. (Hong Kong time) in Hong Kong and 9.00 a.m. (Singapore time) in Singapore on the Business Day immediately following the Scheme Effective Date. Accordingly, the last day of dealing in Prudential Shares is expected to be the Scheme Effective Date. The last time for the registration of transfers of Prudential Shares is expected to be 6.00 p.m. (London time) in the UK, 4.00 p.m. (Hong Kong time) in Hong Kong and 5.00 p.m. (Singapore time) in Singapore on the Scheme Record Date.

Application will be made to the UKLA for the New Prudential Shares to be admitted to the premium segment of the Official List and to the London Stock Exchange for the New Prudential Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. Application has been made to the Hong Kong Stock Exchange for listing of, and permission to deal in, the New Prudential Shares on the Main Board of the Hong Kong Stock Exchange, and will be made to the SGX-ST for the secondary listing of, and permission to deal in, the New Prudential Share on the Main Board of the SGX-ST. It is expected that the New Prudential Shares will be issued and the UK Introduction, HK Introduction and SGX Introduction will become effective and dealings will commence on the Business Day immediately following the Scheme Effective Date.

These dates may be deferred if it is necessary to adjourn any meetings required to approve the arrangements described in this document or if there is any delay in obtaining the Court’s sanction of the Scheme. In the event of a delay, the application for the Prudential Shares to be delisted will be deferred, so that the listing will not be cancelled until immediately before the Scheme takes effect.

On the Scheme Effective Date, share certificates in respect of Prudential Shares will cease to be valid and binding in respect of such holdings. Share certificates for the New Prudential Shares are expected to be despatched to UK holders of New Prudential Shares within five UK Business Days after the Scheme Effective Date. In the UK, pending despatch of share certificates, instruments of transfer of the New Prudential Shares will be certified by the UK Registrar against the New Prudential register of members. In Hong Kong, share certificates for the New Prudential Shares will be made available for collection by HK holders of New Prudential Shares on the HK Business Day following the Scheme Effective Date from the HK Registrar from 9.00 a.m. to 4.00 p.m. (Hong Kong time). In HK, share certificates for the New Prudential Shares are expected to be despatched to HK holders of New Prudential Shares after 4.00 p.m. (Hong Kong time) on the HK Business Day following the Scheme Effective Date. In the case of joint holders, certificates will be despatched to the joint holder whose name appears first in the register. All certificates will be sent by first-class post in the UK, ordinary post in Hong Kong or, where appropriate, by airmail at the risk of the person entitled thereto.

Prudential Shares held in uncertificated form will be disabled in CREST at the Scheme Record Time. New Prudential Shares will be credited to stock accounts in CREST at 8.00 a.m. (London time) and CCASS at 9.30 a.m. (Hong Kong time) on the Business Day immediately following the Scheme Effective Date. New Prudential reserves the right to issue New Prudential Shares to any or all holders of Prudential Shares in certificated form, if for any reason, it wishes to do so.

All mandates in force at the Scheme Record Time relating to the payment of dividends on Prudential Shares and all instructions then in force relating to notices and other communications will, unless and until varied or revoked, be deemed from the Scheme Effective Date to be valid and effective mandates or instructions to New Prudential in relation to the corresponding holding of New Prudential Shares.

Information relating to the trading of New Prudential ADRs is set out in paragraph 1 of Part IV (Additional Information) of this circular.

12.	Shareholder meetings

The Scheme will require the approval of holders of Prudential Shares at the Court Meeting, convened by order of the Court, and the passing by holders of Prudential Shares of the special resolution, numbered 1, in the notice of the

General Meeting. Both meetings have been convened for 7 June 2010 and will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Notices of the Court Meeting and General Meeting are set out in Part VI (Notice of Court Meeting) and Part VII (Notice of General Meeting), respectively, of this circular.

Court Meeting

At the Court Meeting, you will be asked to approve the Scheme. The statutory majority required to approve the Scheme at the Court Meeting is a majority in number of those holders of Prudential Shares who are present and vote in person or by proxy, and those voting in favour must also represent 75% or more in value of the Prudential Shares that are voted.

General Meeting

At the General Meeting you will be asked to approve:

(A)	subject to the Scheme being approved at the Court Meeting, a special resolution (numbered 1) approving matters necessary to implement the Scheme, including the Prudential Reduction of Capital, the establishment of New Prudential as the new holding company of the Prudential Group and ancillary matters including amendments to Prudential’s Articles and authorisation of the allotment of Prudential Shares pursuant to the Scheme;

(B)	subject to the passing of resolution 1, an ordinary resolution (numbered 2) granting the Directors the necessary authority to allot Prudential Shares under the Rights Issue; and

(C)	subject to the Scheme referred to in resolution 1 becoming effective, ordinary resolutions (numbered 3, 4 and 5) approving the adoption by New Prudential of the New Share Plans and authorising the establishment of additional employee share schemes by New Prudential for the benefit of overseas employees.

Please see the notice of the General Meeting at Part VII (Notice of General Meeting) of this circular for the full text of the resolutions to be proposed at the General Meeting.

The resolutions at the General Meeting to above will be determined by a poll and not a show of hands. The majority required for the passing of the special resolutions is not less than 75% of the votes cast. Only a simple majority is required for passing the ordinary resolutions. On a poll each holder of Prudential Shares present in person or by proxy will have one vote for each Prudential Share held.

13.	New Prudential shareholder authorities

Authority to undertake the New Prudential Reduction of Capital has already been granted to the directors of New Prudential by the present voting members of New Prudential. The directors of New Prudential are authorised to implement the New Prudential Reduction of Capital only if Prudential shareholders pass the special resolution, numbered 1, which will be proposed at the General Meeting to approve matters necessary to implement the Scheme.

Prior to the Scheme Effective Date, a general meeting of New Prudential will be held at which shareholder approval will be sought for the directors of New Prudential to be granted: (a) authority to allot New Prudential Shares requisite to the implementation of the Scheme; (b) authority to allot the requisite number of New Prudential Shares to AIA Aurora as part of the consideration for the Acquisition; (c) authority to allot the requisite number of Mandatory Convertible Notes to AIA Aurora as part of the consideration for the Acquisition; and (d) general authorities to allot New Prudential Shares, to make allotments otherwise than in accordance with pre-emption rights and to make purchases of New Prudential Shares, with all such authorities to be based on the expected issued share capital of New Prudential following the Acquisition.

Accordingly, Prudential shareholders will not be required separately to approve the New Prudential Reduction of Capital or any of the other shareholder authorities referred to above once they have become New Prudential shareholders pursuant to the Scheme.

14.	Action to be taken

Forms of Proxy are enclosed as follows:

• Blue Form of Proxy for the Court Meeting

• Pink Form of Proxy for the General Meeting

Whether or not you plan to attend the meetings in person, you are strongly urged to complete and return your Forms of Proxy as soon as possible.

Completed Forms of Proxy should be returned (together with any power of attorney or other authority under which they are signed or a notarially certified copy of such attorney) to Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA no later than 6.00 p.m. (London time) on 3 June 2010 if you are a UK holder of Prudential Shares, or Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 1.00 a.m. (Hong Kong time) on 4 June 2010 if you are a HK holder of Prudential Shares.

Blue Forms of Proxy in respect of the Court Meeting may also be handed to the UK Registrar or the Chairman of the Court Meeting at the Court Meeting before the start of the Court Meeting. However, in the case of the General Meeting, Pink Forms of Proxy will be invalid unless lodged so as to be received no later than 6.00 p.m. (London time) on 3 June 2010 in the UK and 1.00 a.m. (Hong Kong time) on 4 June 2010 in Hong Kong.

If you are a UK holder of Prudential Shares or a HK holder of Prudential Shares and would like to submit your proxy votes electronically you can do so by logging onto Equiniti’s website www.sharevote.co.uk. You will need your Voting ID, Task ID and Shareholder Reference Number, which, if you are a UK holder of Prudential Shares, are printed on the face of your Forms of Proxy or, if you are a HK holder of Prudential Shares, must be obtained from the HK Registrar. Full details of the procedures are given on the website. Alternatively, if you have already registered with Equiniti’s on-line portfolio service Shareview, you can submit your proxy by logging onto your portfolio at www.shareview.co.uk and clicking on the link to vote under your Prudential details. Instructions are given on the website.

If you are a UK holder of Prudential Shares and hold your Prudential Shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual so that it is received by the UK Registrar (ID RA19) no later than 6.00 p.m. (London time) on 3 June 2010.

CDP will take instructions from holders of securities accounts or depository agents on the exercise of voting rights attached to the Prudential Shares deposited with CDP.

Prudential ADR holders will receive separate Voting Instruction Cards to enable them to instruct the US Depositary how to vote at the Court Meeting and General Meeting. Further information for Prudential ADR holders is set out in paragraph 1 of Part IV (Additional Information) of this circular.

All enquiries in relation to this circular and the completion and return of the Forms of Proxy, should be addressed to the Shareholder Helpline. Details are provided on page 11 of this circular.

Yours faithfully,

Credit Suisse Securities (Europe) Limited	HSBC Bank plc	J.P. Morgan plc

PART III

FINANCIAL INFORMATION

SECTION A: HISTORICAL FINANCIAL INFORMATION FOR PRUDENTIAL GROUP

Financial information for Prudential for the three years ended 31 December 2009 is set out in the Prudential Annual Report for 2009.

SECTION B: HISTORICAL FINANCIAL INFORMATION FOR AIA GROUP

Financial information for AIA Group for the three years ended 30 November 2009 is set out in the Report on Form 6-K furnished by Prudential to the US Securities and Exchange Commission on 17 May 2010.

SECTION C: UNAUDITED PRO FORMA FINANCIAL INFORMATION

Unaudited pro forma financial information for the Enlarged Group is set out in the Report on Form 6-K furnished by Prudential to the US Securities and Exchange Commission on 17 May 2010.

PART IV
ADDITIONAL INFORMATION

1.	Further information for holders of Prudential ADRs and US holders of Prudential Shares

It is expected that the New Prudential ADRs will be traded on the New York Stock Exchange. Pursuant to the Scheme becoming effective, the Prudential Shares underlying each Prudential ADR will be cancelled and for each Prudential Share one New Prudential Share will be issued to the US Depositary. Upon the Scheme becoming effective, Prudential ADRs will remain outstanding but will become New Prudential ADRs, each representing two New Prudential Shares, without any action required on the part of Prudential ADR holders.

New Prudential, Prudential and the US Depositary will enter into a novation agreement relating to the Old Deposit Agreement to establish the New Deposit Agreement on terms substantially similar to those of the Old Deposit Agreement.

It is anticipated that trading in New Prudential ADRs will commence on the New York Stock Exchange at 11.30 a.m. (New York time) on the Scheme Effective Date.

Voting by ADR holders

Prudential ADR holders may instruct the US Depositary on how to vote at the Court Meeting and General Meeting in respect of the Prudential Shares represented by their Prudential ADRs. Prudential ADR holders should complete a Voting Instruction Card and return the card (together with any power of attorney or other authority under which it is signed or notarially certified copy of such power of attorney) to the US Depositary as soon as possible and in any event so as to arrive by no later than 12.00 noon (New York Time) on 3 June 2010.

Holders of Prudential ADRs are not entitled to attend or vote at the Court Meeting or General Meeting or appoint proxies to attend and vote on their behalf. Prudential ADR holders may only attend and vote at the meetings if they become a registered holder of Prudential Shares by surrendering their Prudential ADRs in accordance with the terms of the Deposit Agreement.

Certain US securities law considerations

The New Prudential Shares to be issued pursuant to the Scheme have not been, and will not be, registered under the US Securities Act. The New Prudential Shares will be issued pursuant to the Scheme in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of that act. For the purpose of qualifying for this exemption, Prudential will advise the Court that it will rely on the Section 3(a)(10) exemption based on the Court’s sanctioning of the Scheme following a hearing on its fairness to Scheme Shareholders. All Scheme Shareholders are being notified of this hearing and are entitled to attend in person or be represented by counsel to support or oppose the sanctioning of the Scheme.

The New Prudential Shares will not be registered under the securities laws of any state of the United States, and will be issued pursuant to the Scheme in reliance on an available exemption from such state law registration requirements or the pre-emption of such requirements by the US Securities Act.

Neither the SEC nor any other US federal or state securities commission or regulatory authority has approved or disapproved of the New Prudential Shares or passed upon the accuracy or adequacy of this circular. Any representation to the contrary is a criminal offence in the United States.

Prudential is a reporting issuer under the US Securities Exchange Act of 1934, as amended. Following the Scheme becoming effective, New Prudential will become a reporting issuer under that act in place of Prudential and will commence filing reports under that act.

US holders of Prudential Shares should note that no appraisal or similar rights of dissenting shareholders are to apply in connection with the Scheme as none are required as a matter of English law.

2.	New Prudential’s Memorandum and Articles

On 22 April 2010, New Prudential adopted Articles which are substantially the same as Prudential’s Articles. A summary of the rights of Prudential shareholders and certain provisions of Prudential’s Articles is contained in the Report on Form 6-K furnished by Prudential to the US Securities and Exchange Commission on 17 May 2010 and is also applicable to the rights of holders of New Prudential Shares and New Prudential’s Articles.

Rights of New Prudential shareholders are set out in New Prudential’s Articles or are provided for by English law. A complete copy of New Prudential’s Articles is available for inspection as set out at paragraph 8 of this Part IV of the circular.

In accordance with the Companies Act, New Prudential’s Memorandum of Association contains only basic information about the original members of New Prudential and the principal constitutive document of New Prudential is its Articles.

3.	Taxation

UK Taxation

The following statements do not constitute tax advice and are intended only as a general guide to current UK law and the published practice of HMRC, as currently understood (which are both subject to change at any time, possibly with retrospective effect). They relate only to certain limited aspects of the UK taxation treatment of Scheme Shareholders and are intended to apply only (except to the extent stated otherwise) to persons who are resident and, in the case of individuals, ordinarily resident in the UK for UK tax purposes, who are the absolute beneficial owners of Scheme Shares and who hold them as investments. They may not apply to certain Scheme Shareholders, such as dealers in securities, insurance companies and collective investment schemes, Scheme Shareholders who are exempt from taxation and Scheme Shareholders who have (or who are deemed to have) acquired their Scheme Shares by virtue of an office or employment or anyone who is or has been an officer or employee of Prudential or New Prudential. Such persons may be subject to special rules. Any person who is in any doubt as to their tax position, or who is subject to taxation in any jurisdiction other than the UK, should consult their own professional adviser without delay.

3.1	Taxation of chargeable gains

3.1.1	Cancellation of Scheme Shares and receipt of New Prudential Shares

Scheme Shareholders should not be treated as making a disposal of their Scheme Shares as a result of receiving New Prudential Shares in exchange for Scheme Shares pursuant to the Scheme and so no chargeable gain or allowable loss should arise. The New Prudential Shares should be treated as the same asset, and as having been acquired at the same time and for the same consideration, as the Scheme Shares from which they are derived.

Scheme Shareholders who, alone or together with persons connected with them, hold more than 5% of, or of any class of, shares or debentures of Prudential should be eligible for the above “rollover” treatment provided that the Scheme is effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax.

3.1.2	Capital Reduction of New Prudential

New Prudential shareholders should not be treated as making a disposal or part disposal of their New Prudential Shares as a result of the New Prudential Capital Reduction. As a result, no chargeable gain or allowable loss should arise.

3.1.3	Disposal of New Prudential Shares

(A)	Individual shareholders

A disposal of New Prudential Shares may give rise to a chargeable gain (or allowable loss) for the purposes of UK capital gains tax, depending on the circumstances and subject to any available exemption or relief. Capital gains tax is charged at a flat rate of 18% for individuals, trustees, and personal representatives on any chargeable gains arising on the disposal of New Prudential Shares, irrespective of how long the shares have been held.

(B)	Corporate shareholders

Where a holder of New Prudential Shares is within the charge to corporation tax, a disposal of New Prudential Shares may give rise to a chargeable gain (or allowable loss) for the purposes of UK corporation tax, depending on the circumstances and subject to any available exemption or relief. Corporation tax is charged on chargeable gains at the rate applicable to that company.

(C) Territorial scope

Subject to the provisions summarised below in relation to temporary non-residents, Scheme Shareholders who are not resident or, in the case of individuals, ordinarily resident in the UK for tax purposes and who are not carrying on a trade, profession or vocation in the UK through a branch or agency or permanent establishment will not generally be subject to UK tax on chargeable gains as a consequence of the disposal of their New Prudential Shares. However, a non-UK resident individual (or other non-corporate) Scheme Shareholder may be liable to UK tax on capital gains if, at the time of a disposal of those New Prudential Shares, that Scheme Shareholder carries on a trade, profession or vocation in the UK through a branch or agency and, at or before the time when any capital gain accrues, the New Prudential Shares have been used in or for the purposes of that trade, profession or vocation or have been used, held or acquired for the purposes of that branch or agency. A non-UK resident corporate Scheme Shareholder may be liable to UK tax on chargeable gains if, at the time of a disposal of those New Prudential Shares that corporate Scheme Shareholder carries on a trade in the UK through a permanent establishment and, at or before the time when any capital gain accrues, the New Prudential Shares have been used in or for the purposes of that trade or have been used, held or acquired for the purposes of that permanent establishment. Such Scheme Shareholders may be subject to foreign taxation on any gain, subject to the terms of an applicable double taxation treaty.

In addition, a Scheme Shareholder or New Prudential shareholder who is an individual and who is only temporarily resident outside the UK for UK capital gains tax purposes at the date of a disposal of all or part of his or her New Prudential Shares may, on becoming resident or ordinarily resident for tax purposes in the UK again, be liable to UK tax on chargeable gains in respect of disposals made while he or she was temporarily resident outside the UK.

3.2	UK Stamp duty and SDRT

The following statements are intended as a general guide to the current UK stamp duty and SDRT position and apply regardless of whether or not a Scheme Shareholder or holder of New Prudential Shares is resident or ordinarily resident in the UK.

No UK stamp duty or SDRT should generally be payable on the issue of New Prudential Shares to Scheme Shareholders or the cancellation of Scheme Shares pursuant to the Scheme.

The issue or transfer of New Prudential Shares (including pursuant to the Scheme) to (a) a person whose business is or includes the provision of clearance services (or their nominee or agent) or (b) a person whose business is or includes issuing depositary receipts (or their nominee or agent), may give rise to UK stamp duty or SDRT at the higher rate of 1.5% of the issue price, the consideration payable or, in certain circumstances, the value of the New Prudential Shares unless, in the case of an issue or transfer to a person falling within paragraph (a) (or their nominee or agent), that person has made an election under section 97A of the Finance Act 1986 which has effect in relation to such securities.

On 1 October 2009, the European Court of Justice ruled that such a charge, when levied in respect of an issue of shares by a limited liability company incorporated under English law into a clearance service, was prohibited by Article 11(a) of Council Directive 69/335/EEC. On the same day, HMRC announced that, with immediate effect, the 1.5% charge to SDRT on the issue of shares into a clearance service within the European Union would no longer be applied. On 9 December 2009, HMRC extended this to the issue of shares into a depositary system within the European Union. There may be further implications of this decision, in particular for the issue of shares into systems outside the European Union and for the treatment of transfers of shares after they have been placed into clearance services or depositary receipt schemes and the law in this area may be particularly susceptible to change. Section 54 of the Finance Act 2010 has removed certain exemptions which applied to transfers from clearance systems or issuers of depositary receipts based in the EU to clearance systems or issuers of depositary receipts based outside the EU.

However, no UK stamp duty or SDRT should generally be payable on the cancellation of Prudential Shares underlying the Prudential ADRs and the issue of New Prudential ADRs to the US Depositary in consideration therefor pursuant to the Scheme.

Further, no UK stamp duty or SDRT should generally be payable on the cancellation of Prudential Shares held in Singapore through CDP and the issue of New Prudential Shares into CDP in consideration therefor pursuant to the Scheme.

HMRC have confirmed that no UK stamp duty or SDRT should be payable on the issue of New Prudential Shares into CCASS pursuant to the Scheme where such New Prudential Shares are issued in respect of Prudential Shares registered on the Hong Kong Register and where such New Prudential Shares will themselves be registered on the Hong Kong Register following issue, nor on the subsequent settlement or clearance in CCASS of such shares, provided that no instrument of transfer is executed in the United Kingdom in respect of them and subject, in the case of transfers of such shares within CCASS to CDP to the special rules relating to clearance services and depositary receipts referred to above.

Transfers of, or agreements to transfer, New Prudential Shares which are registered on the Hong Kong Register outside of CCASS and transfers of New Prudential Shares which are registered on the Irish Register should not give rise to any UK stamp duty or SDRT provided that no instrument of transfer is executed in the United Kingdom in respect of them and, in the case of both stamp duty and SDRT subject to the special rules relating to clearance services and depositary receipts referred to above. No UK stamp duty or SDRT should be payable when New Prudential Shares that are registered on the UK Register or the Irish Register are re-registered on the Hong Kong Register or where shares which are registered on the Hong Kong Register are re-registered on the UK Register or the Irish Register, provided that there is no change in the ownership of those New Prudential Shares.

Subject to the special rules relating to clearance services and depositary receipts referred to above, no UK stamp duty or SDRT should generally be payable on transfers of, or agreements to transfer, New Prudential Shares within CDP.

Subject to a stamp duty exemption for certain low value transactions and to the special rules relating to clearance services and depositary receipts referred to above, subsequent dealings in New Prudential Shares which are not registered on the Hong Kong Register or the Irish Register will generally be subject to UK stamp duty or SDRT in the normal way. The transfer on sale of New Prudential Shares should generally be liable to ad valorem stamp duty at the rate of 0.5% of the consideration paid (rounded up to the nearest multiple of £5). An unconditional agreement to transfer such shares should generally be liable to SDRT at the rate of 0.5% of the consideration payable but such liability will be cancelled, or a right to a repayment of the SDRT paid will arise, if the agreement is completed by a duly stamped transfer within six years of the agreement having become unconditional. Stamp duty is normally paid by the purchaser and SDRT is the liability of the purchaser.

Subject to the special rules relating to clearance services and depositary receipts referred to above, no UK stamp duty or SDRT should arise on a transfer of New Prudential Shares which are not registered on the Hong Kong Register or the Irish Register into the CREST system provided that, in the case of SDRT, the transfer is not for money or money’s worth. Transfers of such shares within CREST are liable to SDRT (at the rate of 0.5% of the consideration payable) and SDRT on relevant transactions settled in, or reported through, CREST will be collected by CREST.

It should be noted that certain categories of person, including market makers, brokers, dealers and other specified market intermediaries, are entitled to an exemption from UK stamp duty and SDRT in respect of purchases of securities in certain circumstances and there is an exemption for charities.

3.3	Dividends

3.3.1	General

New Prudential will not be required to withhold tax at source when paying a dividend.

3.3.2	Individual holders of New Prudential Shares within the charge to UK Income Tax

When New Prudential pays a dividend to a shareholder who is an individual resident (for tax purposes) in the UK, the shareholder will be entitled to a tax credit equal to one-ninth of the dividend received. The dividend received plus the related tax credit (the “gross dividend”) will be part of the shareholder’s total income for UK income tax purposes and will be regarded as the top slice of that income. However, in calculating the shareholder’s liability to income tax in respect of the gross dividend, the tax credit (which equates to 10% of the gross dividend) is set off against the tax chargeable on the gross dividend.

Basic Rate Taxpayers

In the case of a shareholder who is liable to income tax at the basic rate, the shareholder will be subject to tax on the gross dividend at the ordinary dividend rate of 10%. The tax credit will, in consequence, satisfy in full the shareholder’s liability to income tax on the gross dividend.

Higher Rate Taxpayers

In the case of a shareholder who is liable to income tax at the higher rate, the shareholder will be subject to tax on the gross dividend at the dividend upper rate of 32.5%, to the extent that the gross dividend falls above the threshold for the higher rate of income tax when it is treated (as mentioned above) as the top slice of the shareholder’s income. This means that the tax credit will satisfy only part of the shareholder’s liability to income tax on the gross dividend, so that the shareholder will have to account for income tax equal to 22.5% of the gross dividend (which equates to 25% of the dividend received). For example, a dividend of £90 from New Prudential would represent a gross dividend of £100 (after the addition of the tax credit of £10) and the shareholder would be required to account for income tax of £22.50 on the dividend, being £32.50 (i.e. 32.5% of £100.00) less £10 (the amount of the tax credit).

Additional Rate Taxpayers

In the case of a shareholder who is liable to income tax at the additional rate, the shareholder will be subject to tax on the gross dividend at the dividend additional rate of 42.5%, to the extent that the gross dividend falls above the threshold for the additional rate of income tax when it is treated (as mentioned above) as the top slice of the shareholder’s income. This means that the tax credit will satisfy only part of the shareholder’s liability to income tax on the gross dividend, so that the shareholder will have to account for income tax equal to 32.5% of the gross dividend (which equates to approximately 36.1% of the dividend received). For example, a dividend of £90 from New Prudential would represent a gross dividend of £100 (after the addition of the tax credit of £10) and the shareholder would be required to account for income tax of £32.50 on the dividend, being £42.50 (i.e. 42.5% of £100.00) less £10 (the amount of the tax credit).

3.3.3	Corporate holders of New Prudential Shares within the charge to UK Corporation Tax

New Prudential shareholders within the charge to UK corporation tax which are “small companies” (for the purposes of UK taxation of dividends) will not generally be subject to tax on dividends from New Prudential. Other shareholders within the charge to UK corporation tax will not be subject to tax on dividends (including dividends from New Prudential) so long as the dividends fall within an exempt class and certain conditions are met. For example, dividends paid on shares that are “ordinary shares” and are not “redeemable” (in each case for UK tax purposes) and dividends paid to a person holding less than 10% of the issued share capital of the payer (or any class of that share capital) are examples of dividends that should generally fall within an exempt class.

3.3.4	No Payment of Tax Credit

A shareholder (whether an individual, a company, a pension fund or a charity) who is not liable to tax on dividends from New Prudential will not be entitled to claim payment of the tax credit in respect of those dividends.

3.3.5	Territorial Scope

The right of a shareholder who is not resident (for tax purposes) in the UK to a tax credit in respect of a dividend received from New Prudential and to claim payment of any part of that tax credit will depend on the existence and terms of any double taxation convention between the UK and the country in which the holder is resident. New Prudential shareholders who are not solely resident in the UK should consult their own tax adviser concerning their tax liabilities on dividends received, whether they are entitled to claim any part of the tax credit and, if so, the procedure for doing so.

Hong Kong Taxation

This section addresses the taxation of income and capital gains of holders of the Scheme Shares and New Prudential Shares under the laws of Hong Kong and the published practice of the Hong Kong Inland Revenue Department (which are both subject to change at any time), as currently understood. The following summary of the tax position in Hong Kong is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. This summary provides a general outline of the material tax considerations that may be relevant to a decision to subscribe for, purchase, own or dispose of the Scheme Shares and New Prudential Shares and does not deal with all possible Hong Kong tax consequences applicable to all categories of investors.

3.4	Dividends

No tax will be payable in Hong Kong in respect of dividends New Prudential pays to its shareholders. Dividends distributed to New Prudential’s shareholders will be free of withholding taxes in Hong Kong.

3.5	Taxation on gains of sale

3.5.1	Disposal of shares

No tax is imposed in Hong Kong in respect of capital gains. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where the trading gains are derived from or arise in Hong Kong will be chargeable to Hong Kong profits tax. Hong Kong profits tax is currently charged at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals. Certain categories of taxpayers whose business consists of buying and selling shares are likely to be regarded as deriving trading gains rather than capital gains (e.g. financial institutions, insurance companies and securities dealers) unless these taxpayers could prove that the investment securities are held for long term investment purposes.

Trading gains from the sale of the Scheme Shares or New Prudential Shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. A liability for Hong Kong profits tax would thus arise in respect of trading gains from the sale of Scheme Shares or New Prudential Shares on the Hong Kong Stock Exchange where such trading gains are realised by persons from a business carried on in Hong Kong.

3.5.2	Cancellation of Scheme Shares and receipt of New Prudential Shares

If a gain is realised from the cancellation of Scheme Shares under the Scheme and the issue of New Prudential Shares, from a business carried on in Hong Kong, that gain may be chargeable to Hong Kong profits tax where the gain is recognised as a gain in the person’s accounts, and is derived from or arises in Hong Kong from a business carried on in Hong Kong. However, no tax would be imposed in Hong Kong on any such gain that was a capital gain realised by those persons.

3.5.3	Capital Reduction of New Prudential

New Prudential shareholders should not be treated as making a disposal or part disposal of their New Prudential Shares as a result of the New Prudential Reduction of Capital. As a result, no chargeable gain or allowable loss should arise.

3.6	Stamp duty

3.6.1	Sale and purchase of shares

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the value of the Scheme Shares or New Prudential Shares, will be payable by the purchaser on a purchase and by the seller on a sale of Scheme Shares or New Prudential Shares where the transfer is required to be registered in Hong

Kong (i.e. a total of 0.2% is ordinarily payable on a sale and purchase transaction involving Prudential Shares). In addition, a fixed duty of HK$5.00 is currently payable on any instrument of transfer of Prudential Shares.

3.6.2	Cancellation of Scheme Shares and receipt of New Prudential Shares

No stamp duty will be payable on the issue of New Prudential Shares to Qualifying Shareholders or the cancellation of the Scheme Shares under the Scheme.

3.6.3	Capital Reduction of New Prudential

No stamp duty will be payable by holders of New Prudential Shares as a result of the New Prudential Reduction of Capital.

Singapore Taxation

The following summary of the tax position in Singapore in respect of holders of the Scheme Shares and New Prudential Shares is based on current Singapore taxation law and published tax authority practice (which are both subject to change at any time) as currently understood and does not constitute legal or tax advice. This summary provides a general outline of the material tax considerations that may be relevant to a decision to acquire, purchase, own or dispose of the Scheme Shares or New Prudential Shares and does not deal with all possible Singapore tax consequences applicable to all categories of investors. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the Scheme Shares or New Prudential Shares and do not purport to deal with the tax consequences applicable to all categories of investors some of which (such as dealers in securities) may be subject to special rules. Investors are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership or disposal of the Scheme Shares and New Prudential Shares.

3.7 Taxation on gains of sale

3.7.1 Disposal of Shares

Singapore does not impose tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of the Scheme Shares or the New Prudential Shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which are regarded as the carrying on of a trade or business and the gains are sourced in Singapore.

3.7.2	Cancellation of Scheme Shares and Receipt of New Prudential Shares

If gains are realised by an investor from the cancellation of Scheme Shares under the Scheme and the issuance of New Prudential Shares, the gains would not be subject to Singapore income tax if they are capital in nature. However, if such gains are construed to be of an income nature (especially if they arise from activities which are regarded as the carrying on of a trade or business) and are sourced in Singapore, such gains may be subject to Singapore income tax.

3.7.3 Capital Reduction of New Prudential

New Prudential Shareholders should not be treated as making a disposal or part disposal of their New Prudential Shares as a result of the New Prudential Reduction of Capital. As a result, no chargeable gain or allowable loss should arise.

3.7.4 Adoption of FRS 39 for Singapore Tax Purposes

Investors who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 Financial Instruments — Recognition and Measurement (“FRS 39”) for the purposes of Singapore income tax may be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal is made. Taxpayers who may be subject to such tax treatment should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of the Scheme Shares and the New Prudential Shares.

3.8	Dividend distributions

As New Prudential is incorporated in England and Wales and is not tax resident in Singapore for Singapore tax purposes, dividends paid by New Prudential will be considered as sourced outside Singapore (unless the New Prudential Shares are held as part of a trade or business carried out in Singapore in which event the holders of such shares may be taxed on the dividends as they are derived).

Foreign-sourced dividends received or deemed received in Singapore by an individual not resident in Singapore is exempt from Singapore income tax. This exemption will also apply in the case of a Singapore tax resident individual who receives his foreign-sourced income in Singapore on or after 1 January 2004 (except where such income is received through a partnership in Singapore).

Foreign-sourced dividends received or deemed received by corporate investors in Singapore will ordinarily be liable to Singapore tax.

However, foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by Singapore tax resident companies on or after 1 June 2003 can be exempt from tax if certain prescribed conditions are met, including the following:

(i)	such income is subject to tax of a similar character to income tax under the law of the jurisdiction from which such income is received; and

(ii)	at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%.

Certain concessions and clarifications have also been announced by the Inland Revenue Authority of Singapore with respect to such conditions.

3.9	Stamp duty

As Prudential and New Prudential are both incorporated in England and Wales and the Scheme Shares and the New Prudential Shares are not registered on any register kept in Singapore, no stamp duty is payable in Singapore:

(i)	on the cancellation of the Scheme Shares under the Scheme and the issuance of New Prudential Shares to Scheme Shareholders;

(ii)	by holders of New Prudential Shares as a result of the New Prudential Reduction of Capital; and

(iii)	on any transfer of New Prudential Shares.

Scheme Shares and New Prudential Shares held or traded in Singapore through CDP will be registered on the HK Register. As such, Hong Kong stamp duty will be payable on a transfer of Scheme Shares and New Prudential Shares held or traded in Singapore through CDP. Please refer to the description of Hong Kong stamp duty at paragraph 3.6 of Part IV above.

All persons who hold or transact in Scheme Shares or New Prudential Shares in Singapore through the SGX-ST and/or CDP should expect that they will have to bear Hong Kong stamp duty in respect of transactions in Scheme Shares or New Prudential Shares effected in Singapore through the SGX-ST and/or CDP. Such persons should consult their brokers or custodians for information regarding what procedures may be instituted for collection of Hong Kong stamp duty from them.

3.10	Estate duty

Singapore estate duty has been abolished with respect to all deaths occurring on or after 15 February 2008.

3.11	Goods and Services Tax

There is no Goods and Services Tax (“GST”) payable in Singapore on the subscription or issuance of the New Prudential Shares. The clearing fees, instruments of transfer deposit fees and share withdrawal fees are subject to GST at the prevailing standard-rate (currently 7%) if the services are provided to a holder of New Prudential Shares belonging in Singapore. However, such fees could be zero-rated when provided to a holder of New Prudential Shares belonging outside Singapore provided certain conditions are met. For a holder of New Prudential Shares belonging in Singapore who is registered for GST, the GST incurred is generally not recoverable as input tax credit from the Inland Revenue Authority of Singapore unless certain conditions are satisfied. These GST-registered holders of New Prudential Shares should seek the advice of their tax advisors on these conditions.

US Taxation

3.12	General

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL INCOME TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY PRUDENTIAL IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY PRUDENTIAL OF THE TRANSACTIONS OR MATTERS

ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain material US federal income tax consequences for a US Holder (as defined below) related to the Rights Issue and the implementation of the Scheme. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not discuss state, local, foreign or other tax laws. In particular, the summary does not deal with Nil Paid Rights, Prudential Shares or Prudential ADRs that are not held as capital assets and does not address the tax treatment of holders that are subject to special rules, such as US expatriates, banks and other financial institutions, insurance companies, dealers in securities or currencies, regulated investment companies, partnerships or other pass-through entities, persons that elect mark-to-market treatment, persons holding Nil Paid Rights, Prudential Shares or Prudential ADRs as a position in a synthetic security, straddle or conversion transaction, persons subject to the alternative minimum tax, persons who acquired Nil Paid Rights, Prudential Shares or Prudential ADRs pursuant to the exercise of employee stock options or otherwise as compensation, individual accounts and other tax-deferred accounts, tax-exempt entities, persons that own, directly or indirectly, 10% or more of Prudential’s shares or ADRs and persons whose functional currency is not the US dollar.

For purposes of this summary, a “US Holder” is a beneficial owner of Nil Paid Rights, Prudential Shares or Prudential ADRs that is a citizen or resident of the United States, a US domestic corporation, or otherwise subject to US federal income tax on a net income basis with respect to its Nil Paid Rights, Prudential Shares or Prudential ADRs.

A US Holder of Prudential’s ADRs generally will be treated for US federal income tax purposes as the beneficial owner of the shares represented by those ADRs.

The US federal income tax treatment of a partner in a partnership that holds Nil Paid Rights, Prudential Shares or Prudential ADRs will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships should consult their tax advisers concerning the US federal income tax consequences to their partners of the acquisition, ownership and disposition of Nil Paid Rights, Prudential Shares or Prudential ADRs by the partnership.

This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986 (the “Code”), as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the income tax treaty between the United States and the United Kingdom (the “Treaty”), all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING NIL PAID RIGHTS AND OF THE IMPLEMENTATION OF THE SCHEME, INCLUDING THEIR ELIGIBILITY FOR THE BENEFITS OF THE TREATY, THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

3.13 Taxation with Respect to the Nil Paid Rights

Receipt of Nil Paid Rights.  While the issue is not free from doubt, Prudential believes that a US Holder should not be required to include any amount in income for US federal income tax purposes as a result of the receipt of Nil Paid Rights, notwithstanding that some holders may receive cash in respect of the Nil Paid Rights (as described below under “Sales of Rights Issue Shares or Nil Paid Rights on behalf of Excluded Shareholders or ADR Holders”). In respect of the US Holders receiving cash for their Nil Paid Rights (by the sale of Nil Paid Rights as described below under “Procedure for Sale of Rights by Depositary on behalf of ADR Holders” and of the Rights Issue Shares by the Joint Global Co-ordinators as described below under “Procedure for Sale of Rights Issue Shares on behalf of Excluded Shareholders”), Prudential believes that the US Holders should be deemed to have received a distribution of Nil Paid Rights and then to have disposed of such Rights or to have exercised the Rights and disposed of the Fully Paid Rights received upon such exercise, in either case, in a taxable transaction. Prudential will treat the Rights Issue consistently with the foregoing, and the following discussion assumes that this position is respected. However, Prudential’s position is not binding on the Internal Revenue Service (IRS), and there can be no assurance that such a position will not be challenged or, if challenged, upheld. If Prudential’s position were successfully challenged, then the fair market value of the Nil Paid Rights received by a US Holder would be taxable as a dividend.

If, on the date of receipt, the fair market value of the Nil Paid Rights is less than 15% of the fair market value of the shares with respect to which the Nil Paid Rights are received, the Nil Paid Rights will be allocated a zero tax basis unless, except as discussed below under “Expiration of Nil Paid Rights,” the US Holder affirmatively elects to allocate tax basis in proportion to the relative fair market values of the US Holder’s shares and Nil Paid Rights received determined as of the date of receipt.

If, on the date of receipt, the fair market value of the Nil Paid Rights is 15% or more of the fair market value of the shares with respect to which the Nil Paid Rights are received, then, except as discussed below under “Expiration of Nil Paid Rights,” the basis in the US Holder’s shares with respect to which Nil Paid Rights were received must be allocated between the shares and Nil Paid Rights received in proportion to their fair market values determined as of the date of receipt.

A US Holder’s holding period in the Nil Paid Rights will include the holding period in the shares with respect to which the Nil Paid Rights were distributed.

Payments in Respect of Nil Paid Rights.  Upon a sale or other disposition of Nil Paid Rights as described under “Procedure for Sale of Rights by Depositary on behalf of ADR Holders”, a US Holder will generally recognize capital gain or loss equal to the difference, if any, between the US dollar value of the amount realized (as determined on the date of the sale or other disposition) and the US Holder’s adjusted tax basis in the Nil Paid Rights. Any gain or loss will be US source, and will be long-term capital gain or loss if the US Holder’s holding period in the Nil Paid Rights exceeds one year. A non-corporate US Holder may qualify for the preferential rates applicable to long-term capital gains. A US Holder’s ability to offset capital losses against ordinary income is limited.

The amount realized on a sale or other disposition of Nil Paid Rights for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognize US-source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of Nil Paid Rights that are traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time. If an accrual basis US Holder makes the election described above, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

A US Holder that receives a payment from the Joint Global Co-ordinators in respect of the Nil Paid Rights as described below under “Procedure for Sale of Rights Issue Shares on Behalf of Excluded Shareholders” will be required to recognize taxable gain or loss in respect of the transaction. A US Holder that receives such a payment should consult its own tax advisers regarding the manner in which such gain or loss should be calculated and treated for US federal income tax purposes.

Expiration of Nil Paid Rights.  A US Holder who is deemed to have received a distribution of Nil Paid Rights and is treated to have allowed the Nil Paid Rights to expire without receiving any proceeds will not recognize any loss upon the expiration of the Nil Paid Rights, and no basis will be allocated to the Nil Paid Rights.

3.14 Taxation with Respect to the Scheme

General.  The tax treatment described below assumes that Prudential is not a passive foreign investment company (“PFIC”) within the meaning of the Code and has not been a PFIC at all relevant times. Prudential believes this to be the case based on the nature of its business activities and its expectations regarding such activities in the future.

US Holders Owning Less Than 5% of New Prudential.  The receipt of New Prudential Shares by US holders who own less than 5% of New Prudential by vote or value immediately after the implementation of the Scheme in exchange for the cancellation of such US holder’s Prudential Shares should be treated as a tax-free exchange of Prudential Shares for New Prudential Shares. Assuming this is the correct treatment, the principal US federal income tax consequences to US holders who receive New Prudential Shares or New Prudential ADRs pursuant to the Scheme are as follows:

•	No gain or loss will be recognized by US holders of Prudential Shares on the exchange of such shares for New Prudential Shares.

•	The aggregate adjusted tax basis of New Prudential Shares received in the transaction by a US holder of Prudential Shares will be equal to the aggregate adjusted tax basis of such US holder’s Prudential Shares exchanged for New Prudential Shares.

•	The holding period of New Prudential Shares received in the Scheme by a US holder of Prudential Shares will include the holding period of such US holder’s Prudential Shares exchanged for New Prudential Shares.

Similarly, the receipt of New Prudential Shares by the Depositary on the cancellation of the Prudential Shares underlying the Prudential ADRs (see paragraph 1 of Part IV (Additional Information)) should be a tax-free exchange of Prudential Shares for New Prudential Shares with respect to a US holder of Prudential ADRs who owns less than 5% of New Prudential by vote or value immediately after the implementation of the Scheme. Assuming this treatment is the correct treatment, such US holder will not recognize any gain or loss on the conversion of its Prudential ADRs into New Prudential ADRs (see paragraph 1 of Part IV (Additional Information)). In addition, such holder’s aggregate adjusted tax basis of New Prudential ADRs will be equal to the aggregate adjusted tax basis of its converted Prudential ADRs. Such holder’s holding period for the New Prudential ADRs will include the holding period of its converted Prudential ADRs.

US Holders Owning More than 5% of New Prudential.  A US holder who holds at least 5% of New Prudential by vote or value immediately after the implementation of the Scheme should qualify for tax-free treatment with respect to the exchange, as described above, only if the US holder files a “gain recognition agreement” with the IRS. A gain recognition agreement is an agreement between the US holder and the IRS that generally requires the US holder to retroactively recognize gain, with interest, on the exchange of Prudential Shares for New Prudential Shares or conversion of Prudential ADRs into New Prudential ADRs in the event that, at any time prior to the close of the fifth year following the year in which the Scheme is implemented, New Prudential disposes of all or part of the Prudential Shares it acquires in the Scheme or Prudential disposes of substantially all of its assets. Each US holder who holds at least 5% of the New Prudential Shares or New Prudential ADRs immediately after the implementation of the Scheme should consult its own tax adviser concerning the decision to file a gain recognition agreement and the procedures to be followed in connection with such filings.

3.15 US Information Reporting and Backup Withholding

Proceeds paid from the sale or other disposition of the Nil Paid Rights by a US paying agent or certain other intermediaries will be subject to information reporting to the IRS and possible US federal backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to the information reporting or backup withholding requirements if they establish an exemption. Backup withholding generally will not apply to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who otherwise establishes an exemption from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against US Holders’ US federal income tax liability. US Holders may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information. In addition, a US Holder should be aware that recently enacted legislation imposes new reporting requirements with respect to the holding of certain foreign financial assets, including stocks and securities of non-US issuers, if the aggregate value of all of such assets exceeds $50,000. A US Holder should consult its own tax advisor regarding the application of the information reporting rules to Nil Paid Rights.

4.	Employee Share Plans

4.1	Rights Issue

Participants in the Prudential Share Incentive Plans and the Prudential Europe Share Participation Plan (the “Plans”) are the beneficial owners of the shares held by the trustees of the Plans. The trustees will write to participants to explain the implications of the Rights Issue for them and what action they may take in respect of the rights attributable to their Plan shares. Similarly, participants in the Annual Incentive Plan and the Pru Cap Deferred Bonus Plan will be asked for instructions in respect of the rights attributable to their deferred shares.

In accordance with the rules of the other Prudential Share Schemes, other outstanding options and awards may be adjusted to take account of the Rights Issue in such manner as the Board or the Remuneration Committee (depending on the scheme in question) may consider appropriate. This is subject to the prior approval (where required) of the relevant tax authorities and (where required) confirmation by the auditors. Participants will be notified of any adjustment in due course.

4.2	Scheme

Details of the proposals to be made to the participants in the Prudential Share Schemes as a result of the Scheme will shortly be sent to the participants. The following is a general summary of those proposals:

4.2.1	Exchange of options and awards

In accordance with the rules of the relevant share plans, options and awards held by participants in the Prudential Share Schemes (except for the Savings Related Schemes and other Plans noted below) will be automatically exchanged for options and awards, of equivalent value and on the same terms, to acquire New Prudential Shares.

4.2.2	Exercise of options and vesting of awards

Options under the Prudential 2003 Savings Related Share Option Scheme, the Prudential Savings Related Share Option Scheme, the Prudential International Assurance ShareSave Plan, the Prudential International Savings Related Share Option Scheme and the Prudential International Savings Related Share Option Scheme for Non-Employees will all become exercisable, but only to the extent of the savings under the related savings contract. In addition, share awards under the Annual Incentive Plan will vest.

All optionholders and awardholders under these schemes will be offered the opportunity to exchange their options and awards for new rights of equivalent value and on the same terms to acquire New Prudential Shares. Participants in the schemes will be deemed to have accepted such offer unless they object or indicate that they wish to exercise their awards.

4.3 New Share Plans

The following is a summary of the main provisions of the New Share Plans which, subject to the approval of the Prudential shareholders, New Prudential will adopt to operate after the Scheme Effective Date. The operation of each share plan will be governed by the rules of that plan. In each case, the new plan is substantially identical to the corresponding Prudential Share Schemes. New Prudential will also adopt new plans to replace (or, where appropriate amend the existing plans) the remaining Prudential Share Schemes.

In addition (but subject to approval of Prudential shareholders), New Prudential has passed a resolution which will allow it to establish additional share plans for the benefit of the New Prudential group’s overseas employees provided that such plans operate within the equity dilution limits described below and (save to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws) such plans do not confer upon participants benefits which are greater than those which could be obtained from the plans described below and that, once such plans have been established, they may not be amended without the approval of New Prudential in general meeting if such approval would be required to amend the corresponding provision of the plans described below.

4.3.1 New Prudential Group Performance Share Plan (Group PSP)

(i) Administration

The Remuneration Committee of New Prudential, or any other duly authorised board committee, (the “Committee”) is responsible for determining awards to, and administering, the Group PSP.

(ii) Eligibility

All employees of the New Prudential group, as well as any executive directors who are required to devote substantially all of their time to the business of the New Prudential group, are eligible to participate in the Group PSP at the discretion of the Committee.

(iii) Grant of awards

Awards may be granted in the six weeks following the date on which the Group PSP is adopted by New Prudential. Thereafter, awards may normally only be granted in the six weeks following the announcement by New Prudential of its results for any period, or where there are circumstances considered by the Committee to be exceptional. Awards may also be granted outside these periods in connection with the commencement of an eligible employee’s employment if this is appropriate. However, at all times, the grant of awards will be subject to the terms of the Model Code for transactions in securities by directors and New Prudential’s Share Dealing Rules.

No awards may be granted later than 10 years after the approval of the Group PSP by the shareholders of Prudential.

Awards may take the form of:

• an option to acquire ordinary shares in New Prudential at nil or nominal cost;

• a conditional right over ordinary shares in New Prudential; or

• such other form that shall confer to the participant an equivalent economic benefit.

Awards may be granted over newly issued shares, treasury shares and shares purchased in the market and held by an employee benefit trust established by any member of the New Prudential group.

Awards granted under a nil or nominal cost option can be exercised no later than the 10th anniversary of the date of award (or such earlier date as determined by the Committee at the date of the award).

Awards under the Group PSP will not be pensionable. Awards are not transferable (other than on death) without the consent of the Committee. No payment will be required for the grant of an award.

(iv) Performance conditions

Awards will vest subject to the satisfaction of challenging conditions which will determine how much (if any) of the award will vest at the end of the performance period. The period over which performance will be measured shall not be less than three years except as noted below.

The performance conditions will be designed to link reward to the achievement of stretching levels of performance and the creation of shareholder value. The performance period will normally start on the first date of the financial year in which the award is made.

Details of the performance conditions applied to awards made to executive directors will be set out in the Directors’ Remuneration Report each year.

The performance conditions may be varied in certain circumstances following the grant of an award so as to achieve the original purpose but not so as to make the achievement of the performance conditions any more or less difficult to satisfy.

(v) Individual limits

For employees who are required to devote substantially all of their time to the business of the New Prudential group based in the US or such other jurisdictions as the Committee determines to be appropriate, the maximum award which may be granted under the Group PSP in respect of any financial year will be over shares worth 550% of basic salary. For all other employees the maximum will be 350% of basic salary. Awards granted under the New Prudential Business Unit Performance Plan in respect of the relevant financial year shall be included in these limits.

(vi) Dilution limits

The maximum number of new issue shares that may be allocated under the Group PSP must not exceed the following limits:

a)	in any 10-year period, the aggregate number of new issue shares allocated under the Group PSP, when added to the number of new issue shares allocated under all other employee share plans operated by Prudential or New Prudential, must not exceed 10% of the issued ordinary share capital of New Prudential from time to time; and

b)	in any 10-year period, the aggregate number of new issue shares allocated under the Group PSP, when added to the number of new issue shares allocated under all other discretionary employee share plans operated by Prudential or New Prudential, must not exceed 5% of the issued ordinary share capital of New Prudential from time to time.

While it remains best practice to do so, treasury shares will be treated as newly issued for the purposes of these limits.

Awards granted to participants under the Prudential Share Schemes in exchange for their awards under those plans will be treated as having been granted at the time when the awards which they replace were originally granted.

(vii) Leaving employment

A participant’s awards will normally lapse unless he or she has remained in employment with the New Prudential group until after the end of the performance period.

The Committee may, however, allow exceptions where a participant leaves employment as a result of death, injury or disability, the company or business for which he or she works being sold out of the New Prudential group or for any other reason at the Committee’s discretion.

If a participant leaves as a result of death, injury or disability before the end of the performance period, the Committee may, in its discretion, decide the extent to which an award will vest having regard to the performance condition at date of leaving and the period of time that has elapsed since the award was granted.

If a participant leaves as a result of the company or business for which he or she works being sold out of the New Prudential group, the Committee may, in its discretion, determine the extent to which awards vest or are carried forward in an appropriate form, taking account of the circumstances of the transaction, performance (of New Prudential and/or the performance condition) and the time elapsed.

In any other circumstances where the Committee decides to exercise its discretion on a participant leaving employment, the Committee may determine the timing of and extent to which an award may vest, normally having regard to the period of time that has elapsed since the award was granted and the performance condition measured from the start of the performance period to the date of departure or to the end of the 3-year performance period.

(viii) Dividends

Participants will normally be entitled to the value of reinvested dividends that would have accrued on their vested shares, unless at the time of an award the Committee determines otherwise.

(ix) Change of control or reconstruction

In the event of a change of control of New Prudential as a result of a takeover, reconstruction or winding up of New Prudential (not being an internal reorganisation), the Committee may require awards to be exchanged for new awards in the acquiring company on a comparable basis. Alternatively, the Committee may, at its discretion, determine the extent to which awards may vest and/or become exercisable taking into account the performance of New Prudential and the period of time which has elapsed since the date of the award having regard to the following table:

Proportion of performance period	Proportion of award which is
that has elapsed at change of	eligible for release subject to
control	performance

Less than 12 months	33%
12 months - 24 months	67%
More than 24 months	100%

As an alternative to early release, the Committee may permit participants to exchange their awards for new awards of shares in the acquiring company on a comparable basis.

(x) Adjustments

Awards may be adjusted if there is a variation in the share capital of New Prudential such as a rights or bonus issue, or if New Prudential implements a demerger, or a special dividend, that would affect the value of awards.

(xi) Rights attaching to shares

Shares allotted or transferred under the Group PSP will rank equally with all other ordinary shares of New Prudential for the time being in issue (except for rights attaching to such shares by reference to a record date prior to the exercise of the award). New Prudential will apply for the listing of any new shares allotted under the Group PSP.

(xii) Amendments

The Group PSP may at any time be altered by the Committee in any respect. However, any alterations to the rules governing eligibility, limits on participation and the number of new shares available under the Group PSP, terms of vesting and adjustment of awards for variations in share capital, which are to the advantage of participants must be approved in advance by the shareholders of New Prudential in general meeting unless the alteration or addition is minor in nature and/or made to benefit the administration of the Group PSP, to comply with the provisions of any existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or New Prudential group companies.

The Committee shall not make any amendment that would materially prejudice the existing interest of a participant except with the prior consent of the participant.

4.3.2 New Prudential Business Unit Performance Plans (BUPP)

(i) Administration

The Remuneration Committee of New Prudential, or any other duly authorised committee, (the “Committee”) is responsible for determining awards to, and administering the BUPP.

(ii) Eligibility

All employees of the New Prudential group, as well as any executive directors who are required to devote substantially all of their time to the business of the New Prudential group, are eligible to participate in the BUPP at the discretion of the Committee.

(iii) Grant of awards

Awards may be granted in the six weeks following the date on which the BUPP is adopted by New Prudential. Thereafter, awards may normally only be granted in the six weeks following the announcement by New Prudential of its results for any period, or where there are circumstances considered by the Committee to be exceptional. Awards may also be granted outside these periods in connection with the commencement of an eligible employee’s employment if this is appropriate. However, at all times, the grant of awards will be subject to the terms of the Model Code for transactions in securities by directors and New Prudential’s Share Dealing Rules.

No awards may be granted later than 10 years after the approval of the BUPP by the shareholders of Prudential.

Awards may take the form of a combination of cash and ordinary shares in New Prudential. For executive directors, 50% of the award will be denominated in ordinary shares, or such greater proportion as determined by the Committee.

The proportion of the award which is denominated in ordinary shares in New Prudential may take the form of:

• an option to acquire ordinary shares in New Prudential at nil or nominal cost;

• a conditional right over ordinary shares in New Prudential; or

• such other form (including a cash award) that shall confer to the participant an equivalent economic benefit.

The awards may be granted over newly issued shares, treasury shares and shares purchased in the market and held by an employee benefit trust established by New Prudential.

Awards granted under a nil or nominal cost option can be exercised no later than the 10th anniversary of the date of awards (or such earlier date as determined by the Committee at the date of the award).

Awards under the BUPP will not be pensionable. Awards are not transferable other than on death without the consent of the Committee. No payment will be required for the grant of an award.

(iv) Performance conditions

Awards will vest subject to the satisfaction of challenging conditions which will determine how much (if any) of the award will vest at the end of the performance period. The period over which performance will be measured shall not be less than three years.

The performance conditions will be designed to link reward to the achievement of stretching levels of performance and the creation of shareholder value in each business unit. The performance period normally will start on the first day of the financial year in which the award is made.

Details of the performance conditions applied to awards made to the executive directors will be set out in the Directors’ Remuneration Report each year.

The performance conditions may be varied in certain circumstances following the grant of an award so as to achieve the original purpose but not so as to make the achievement of the performance conditions any more or less difficult to satisfy.

(v) Individual limits

For employees who are required to devote substantially all of their time to the business of the New Prudential group based in the United States or such other jurisdictions as the Committee determines to be appropriate, the maximum award which may be granted under the BUPP in respect of any financial year will be 550% of basic salary.

For all other employees the maximum award will be 350% of basic salary. Awards granted under the Group Performance Share Plan in respect of the relevant financial year shall be included in these limits.

(vi) Dilution limits

The maximum number of new issue shares that may be allocated under the BUPP must not exceed the following limits:

(a)	in any 10-year period, the aggregate number of new issue shares allocated under the BUPP, when added to the number of new issue shares allocated under all other employee share plans operated by New Prudential or Prudential, must not exceed 10% of the issued ordinary share capital of New Prudential from time to time; and

(b)	in any 10-year period, the aggregate number of new issue shares allocated under the BUPP, when added to the number of new issue shares allocated under all other discretionary employee share plans operated by New Prudential or Prudential, must not exceed 5% of the issued ordinary share capital of New Prudential from time to time.

While it remains best practice to do so, treasury shares will be treated as newly issued for the purposes of these limits.

Awards granted to participants under the Prudential Share Schemes in exchange for their awards under those plans will be treated as having been granted at the time when the awards which they replace were originally granted.

(vii) Leaving employment

A participant’s award will normally lapse unless he or she has remained in employment with the New Prudential group until after the end of the performance period.

The Committee may, however, allow exceptions where a participant leaves employment as a result of death, injury or disability, the company or business for which he or she works being sold out of the New Prudential group or for any other reason at the Committee’s discretion.

If a participant leaves for reason of death, injury or disability before the end of the performance period, the Committee may, in its discretion decide the extent to which an award will vest having regard to the performance condition at the date of leaving and the period of time that has elapsed since the award was granted.

If a participant leaves as a result of the company or business for which he or she works being sold out of the New Prudential group, the Committee may, in its discretion, determine the extent to which awards vest or are carried forward in an appropriate form taking account of the circumstances of the transaction, performance (of New Prudential and/or the performance condition) and the time elapsed.

In any other circumstance where the Committee decides to exercise its discretion on a participant leaving employment, the Committee may determine the timing of and extent to which an award may vest having regard to the period of time that has elapsed since the award was granted and the performance condition measured from the start of the performance period to the date of departure or to the end of the three-year performance period.

(viii) Dividends

Participants will normally be entitled to the value of reinvested dividends that would have accrued on their vested shares, unless at the time of an award the Committee determines otherwise.

(ix) Change of control or reconstruction

In the event of a change of control of New Prudential as a result of a takeover, reconstruction or winding-up of New Prudential (not being an internal reorganisation), the Committee may require awards to be exchanged for new awards in the acquiring company on a comparable basis. Alternatively, the Committee may, at its discretion, determine the extent to which awards may vest and/or become exercisable taking into account the performance of New Prudential and the period of time which has elapsed since the date of the award having regard to the following table:

Proportion of performance period	Proportion of award which is
that has elapsed at change of	eligible for release subject to
control	performance

Less than 12 months	33%
12 months - 24 months	67%
More than 24 months	100%

As an alternative to early release, the Committee may permit participants to exchange their awards for new awards of shares in the acquiring company on a comparable basis.

(x) Adjustments

Awards may be adjusted if there is a variation in the share capital of New Prudential such as a rights or bonus issue, or if New Prudential implements a demerger, or a special dividend, that would affect the value of awards.

(xi) Rights attaching to shares

Shares allotted or transferred under the BUPP will rank equally with all other ordinary shares of New Prudential for the time being in issue (except for rights attaching to such shares by reference to a record date prior to the exercise of the award). New Prudential will apply for the listing of any new shares allotted under the BUPP.

(xii) Amendments

The BUPP may at any time be altered by the Committee in any respect. However, any alterations to the rules governing eligibility, limits on participation and the number of new shares available under the BUPP, terms of vesting and adjustment of awards for variations in share capital, which are to the advantage of participants must be approved in advance by the shareholders of New Prudential in general meeting unless the alteration or addition is minor in nature and/or made to benefit the administration of the BUPP, to comply with the provisions of any existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or New Prudential group companies.

The Committee shall not make any amendment that would materially prejudice the existing interest of a participant except with the prior consent of the participant.

4.3.3	New Prudential UK Savings Related Share Option Scheme (the SAYE Scheme)

(i) Administration

The directors of New Prudential, or a duly authorised committee thereof, (the “Committee”) are responsible for the operation and administration of the SAYE Scheme, which is designed to obtain HMRC approval under the Income Tax (Earnings and Pensions) Act 2003.

(ii) Eligibility

All UK resident employees (including directors) of New Prudential, or any subsidiary nominated to join in the Scheme, who have completed a specified minimum period of service, will be eligible to apply for options.

(iii) Options

Options will entitle the holder to acquire ordinary shares of New Prudential. Options may be satisfied by the issue of new shares, the transfer of shares held in treasury or the purchase of shares in the market.

Options will be personal to the participant and may not be transferred.

(iv) Exercise price

The exercise price may not be less than an amount equal to 80% of the average of the closing middle-market quotations of a New Prudential Share, as derived from the Daily Official List of the London Stock Exchange, for such three consecutive dealing days as the Committee may select in the 30-day period (or, if applications have to be scaled down, the 42-day period) prior to the date of grant.

(v) Savings contract

As a condition of the grant of an option, an eligible employee must agree to enter into a savings contract with a bank or building society approved by the Committee under which the employee agrees to pay monthly contributions over a three- or five-year period and on the maturity of which a tax-free bonus is payable.

(vi) Individual limit

The aggregate maximum monthly contribution payable by an employee under all savings contracts linked to the Scheme may not exceed such sum as the Committee may determine, being not more that the amount from time to time permitted by the Income Tax (Earnings and Pensions) Act 2003 (currently, £250).

An option will be over such number of ordinary shares in New Prudential as has a total exercise price as nearly as possible equal to, but not exceeding, the amount repayable under the relevant savings contract on its maturity.

(vii) Dilution limits

The maximum number of new issue shares that may be allocated under the Scheme in any 10-year period must not, when added to the number of new issue shares allocated under all other employee share plans operated by Prudential or New Prudential, exceed 10% of the issued ordinary share capital of New Prudential from time to time.

While it remains best practice to do so, treasury shares will be treated as newly issued for the purposes of these limits.

Awards granted to participants under the Prudential Share Schemes in exchange for their awards under those plans will be treated as having been granted at the time when the awards which they replace were originally granted.

(viii) Exercise of options

Options will normally be exercisable in whole or in part during the period of six months starting on the maturity date of the related savings contract. A participant may also exercise his options within six months of reaching age 65.

Whenever an option is exercised, it may only be exercised to the extent of the amounts then repayable under the related savings contract (including any interest or bonus).

(ix) Leaving employment

If the participant leaves as a result of death, his personal representatives may exercise his options in the 12 months following his death or, if earlier, the maturity date of the related savings contract. If a participant ceases to be employed within the New Prudential group for a permitted reason, the participant may exercise his options in the six months following the termination of his employment. A permitted reason is: injury; ill-health; disability; redundancy; retirement at age 65 or at the age at which he is bound to retire in accordance with his terms of employment; the sale of the company or business in which the participant works; and, in the case of any option which the participant has held for at least three years, on a mutual termination of employment. If a participant ceases to be employed in any other circumstances, his option will lapse.

(x) Change of Control

The exercise of options will also be permitted in the event of a change of control including a change of control resulting from a restructuring, a scheme of arrangement pursuant to Part 26 of the Companies Act 2006 or a takeover or a voluntary winding up of New Prudential.

In the event of a change of control, participants may surrender their options in return for substitute options over shares in the acquiring company or another company. If, immediately following the change of control, not less than 75% of the shareholders of the acquiring company are the same as the shareholders of New Prudential before the change of control and the participants are offered or granted substitute options, the Committee may deem that unvested options are exchanged, unless the participant objects.

(xi) Adjustments

Options may be adjusted if there is a variation in the share capital of New Prudential such as a rights or bonus issue, that would affect the value of awards.

(xii) Rights attaching to shares

Shares allotted or transferred under the SAYE Scheme will rank equally with all other New Prudential Shares for the time being in issue (except for rights attaching to such shares by reference to a record date prior to the exercise of the award). New Prudential will apply for the listing of any new shares allotted under the SAYE Scheme.

(xiii) Amendments

The SAYE Scheme may at any time be altered by the Committee in any respect. However, any alterations to the rules governing eligibility, limits on participation and the number of shares available under the SAYE Scheme, terms of vesting and adjustment of awards for variations in share capital, which are to the advantage of participants must be approved in advance by the shareholders of New Prudential in general meeting unless the alteration or addition is minor in nature and/or made to benefit the administration of the SAYE Scheme, to comply with the provisions of any existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or New Prudential group companies.

The Committee shall not make any amendment that would materially prejudice the existing interest of a participant except with the prior consent of the participant.

4.3.4 New Prudential Irish SAYE Scheme

This scheme will apply for the benefit of employees working in the Republic of Ireland. Its provisions are substantially similar to those of the SAYE Scheme.

4.3.5 New Prudential International (Employees) SAYE Scheme

This scheme will apply for the benefit of employees working outside the UK and the Republic of Ireland. Its provisions are substantially similar to those of the SAYE Scheme.

4.3.6 New Prudential International (Non-Employees) SAYE Scheme

This scheme will apply to incentivise and retain individuals, such as insurance agents, who are not employees of the New Prudential group but who are closely connected with this group. Its provisions are substantially similar to those of the SAYE Scheme save that options lapse when the participant’s contract for services ends unless the Committee in its absolute discretion decides otherwise, when the board of New Prudential may decide the terms on which the options may be exercised.

4.3.7 New Prudential Share Incentive Plan (SIP)

(i) Administration

The board of New Prudential, or any other duly authorised committee thereof, (the “Committee”) is responsible for the operation and administration of the SIP.

(ii) Eligibility

All UK resident employees (including directors) of New Prudential, and any subsidiary nominated to participate in the SIP, who have completed a specified minimum period of service will be eligible to participate in the SIP. Other employees may be invited to participate in the SIP at the discretion of the directors of New Prudential or duly authorised committee thereof.

(iii) Constitution

The SIP will be constituted by a trust deed.

(iv) Operation of the Plan

On any occasion on which the Committee decides to operate the SIP, it may be operated on one or more of the following bases:

(a) as a Free Plan;

(b) as a Partnership Plan; and

(c) as a Matching Plan.

(v) Free Plan

The employing companies will provide the trustees with funds to enable them to subscribe for and/or purchase ordinary shares in New Prudential which will then be allocated to the eligible employees. The maximum individual allocation of shares under the Free Plan (“Free Shares”) in any tax year will be the limit from time to time specified by the Income Tax (Earnings and Pensions) Act 2003 (currently, £3,000).

Any allocation of Free Shares must be made on similar terms; however, the allocation can be linked to remuneration, length of service, number of hours worked, or to such individual, team, divisional or corporate performance as the Committee may decide. The performance targets set for each unit must be broadly comparable and must not contain any features which have the effect of concentrating the awards on directors or higher-paid employees.

Free Shares must be held by the trustees for a minimum period of three years or for such longer period not exceeding five years as the Committee may decide. If a participant ceases to be employed within the New Prudential group, his Free Shares must be withdrawn from the trust. If the shares are withdrawn from the trust before the end of the five-year period, the participant may incur an income tax and national insurance liability.

If the participant ceases to be employed within the minimum three-year period (or within such shorter period as the Committee may decide) otherwise than in certain specified circumstances such as redundancy or disability, the Committee may provide that his Free Shares will be forfeited.

(vi) Partnership Plan

Under the Partnership Plan, an eligible employee may enter into an agreement with New Prudential to allocate part of his pre-tax salary each year to subscribe for and/or purchase shares (“Partnership Shares”). The maximum allocation may not exceed that from time to time permitted by the Income Tax (Earnings and Pensions) Act 2003 (currently, £1,500). The agreement may provide for the Partnership Shares to be bought within 30 days of the day on which the deduction is made. Alternatively, the agreement may provide for the deductions to be accumulated for a period (not exceeding 12 months) and for the Partnership Shares to be bought within 30 days of the end of that period.

A participant may withdraw his Partnership Shares at any time and must do so on ceasing to be employed within the New Prudential group but, if he does so before the Partnership Shares have been held in the trust for five years, he may incur an income tax and national insurance liability.

(vii) Matching Plan

If the Committee decides to operate the Partnership Plan in any period, it may also decide to operate the Matching Plan in the same period. Under the Matching Plan, the employing companies will provide the trustees with funds to enable them to subscribe for and/or purchase shares (“Matching Shares”) which will then be allocated to the eligible employees who have purchased Partnership Shares up to the maximum from time to time permitted by the Income Tax (Earnings and Pensions) Act 2003.

Matching Shares must be held by the trustees for a minimum period of three years or for such longer period not exceeding five years as the Committee may decide. If a participant ceases to be employed within the New Prudential group, his Matching Shares must be withdrawn from the trust. If the shares are withdrawn from the trust before the end of the five-year period, the participant may incur an income tax liability and national insurance.

If the participant ceases to be employed within the minimum three-year period (or within such shorter period as the Committee may decide) other than for a specified reason such as redundancy or disability or withdraws his Partnership Shares from the trust before the end of the minimum three-year period, the Committee may provide that his Matching Shares will be forfeited.

(viii) Subscription price

The subscription price of any Free or Matching Shares issued will be the greater of the nominal value of the share on the date of subscription and the market value of a share. The subscription price for Partnership Shares will be the market value at the date of subscription or, if there is an accumulation period, the market value at the start of the period, if lower.

(ix) Dilution limits

The maximum number of new issue shares that may be allocated under the SIP in any 10-year period must not, when added to the number of new issue shares allocated under all other employee share plans operated by Prudential or New Prudential, exceed 10% of the issued ordinary share capital of New Prudential from time to time.

While it remains best practice to do so, treasury shares will be treated as newly issued for the purposes of these limits.

Awards granted to participants under the Prudential Share Schemes in exchange for their awards under those plans will be treated as having been granted at the time when the awards which they replace were originally granted.

(x) Leaving employment

If a participant ceases to be an eligible employee the trustees shall transfer to the participant any shares held by the trustee or if the participant so directs, dispose of the shares and account for proceeds of the sale to the participant.

(xi) Dividends

Any dividends paid on the Free Shares, Partnership Shares or Matching Shares will, subject to a specified limit, be paid or re-invested in the purchase of additional shares in New Prudential, unless otherwise directed by the Committee.

(xii) Voting rights

The trustees of the SIP will not exercise the voting rights attributable to the shares held in the trust except in accordance with the participant’s instructions.

(xiii) Change of Control

In the event of a general offer being made to the shareholders of New Prudential or a rights or capitalisation issue, participants will be able to direct the trustees how to act on their behalf.

(xiv) Listing

New Prudential will apply for any shares issued pursuant to the SIP to be admitted to the Official List and for permission to trade in those shares. Shares issued under the SIP will rank equally in all respect with existing New Prudential Shares except for rights attaching to shares by reference to a record date prior to the date of allotment.

(xv) Benefits non-pensionable

Benefits under the SIP will not form part of a participant’s remuneration for pension purposes.

(xvi) Amendments

The Committee may amend the SIP, or the terms of awards, to take account of changes to any applicable legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the New Prudential group.

Except as described above no amendment which is to the advantage of employees or participants may be made, without the prior approval of the shareholders of New Prudential in general meeting, to those provisions dealing with eligibility, individual or eligible employees scheme limits, determination of price, rights attaching to shares acquired under the SIP, the rights of participants on winding up, the terms of awards, the adjustment of awards or the power of amendment.

4.3.8 M&G Executive Long Term Incentive Plan 2010 (the M&G 2010 LTIP)

(i) Administration

The Remuneration Committee of New Prudential, or any other duly authorised committee, (the “Committee”) is responsible for the operation and administration of the M&G 2010 LTIP.

(ii) Eligibility

All directors and employees of M&G or any member of the New Prudential group who are not under notice of termination of employment or directorship are eligible to participate in the M&G 2010 LTIP.

(iii) Awards

Awards of phantom shares are granted in the absolute discretion of the Committee. The amount of any payment due under any award will be determined by reference to M&G’s operating profits and fund investment performance, over a performance period of three financial years, with usually a notional starting share price of £1.00 per phantom share.

Each year, the number of phantom shares to be awarded will depend on the performance of M&G in the financial year prior to the award being made and an assessment of each participant’s contribution. Thus the award to be made in 2011 will be related to the business performance in 2010.

Awards will normally be paid out shortly after the announcement of results for the final year of the performance period. The amount of any payment due is based on the sustained performance of M&G both in terms of appropriate levels of profitability and maintaining strong fund investment performance.

At the end of the three year performance period, the value of the phantom shares awarded is based on the IFRS profits achieved at the end of the three year period. The number of phantom shares subject to the award will be adjusted at the end of the performance period to take account of the performance of M&G both in terms of profitability and maintaining strong investment performance as follows:

Profit growth

•	Awards will be scaled back based on profit performance achieved if profits in the third year are less than the average of the profits in the years prior to and over the performance period.

•	The scaling back will be on a straight-line basis from 0% to 100% of the award between zero profit and the achievement of profits equal to the average.

•	No award will vest in the event of a loss or zero profit, irrespective of fund performance.

•	No adjustment will be made if the profits at the end of the third year are at least equal to the average of the profits in the years prior to and over the performance period.

Investment performance

•	Where investment performance over the three year performance period is in the top two quartiles, the number of phantom shares vesting will be enhanced. A sliding scale will apply up to 200% of the annual award, which is awarded when top quartile performance is reached.

•	Awards will be forfeited if investment performance is in the fourth quartile, irrespective of any performance growth.

No benefits under the plan are pensionable and awards cannot be transferred except on death.

(iv) Adjustments

The Committee may make adjustments to the terms of awards if there are changes in accounting policy, there is a merger or demerger or disposal of all or part of the M&G business, if anybody obtains control of M&G or New Prudential or following any other change in M&G’s structure that has a material impact on the value of awards.

(v) Leaving employment

If a participant leaves the New Prudential group, the award will normally be forfeited unless he or she leaves because of death, disability or for reasons attributable to a change of control (as defined below) within 12 months of the change of control. In these circumstances, the award would be paid out immediately but would be pro-rated based on the number of days the participant was employed compared with the total number of days in the performance period. The amount of the payment would be as described above but based on operating profits for complete financial years only and fund investment performance at the end of the previous financial year.

If a participant leaves for any other reasons, the Committee may, in its discretion, decide that the award will be carried forward or paid out early. The Committee will determine the amount of any early payment taking account of the performance of M&G and the method which is used for determining payouts for other good leavers.

(vi) Change of control

In the event of a change of control of New Prudential, the award will normally remain in place and the payment at the end of the normal three year period will be underpinned by the payment which would have been made if operating profits had been as projected by the most recently adopted M&G business plan prior to the change of control. The Committee may determine in its absolute discretion that the award vests taking into account performance and pro-rating for time as appropriate.

For these purposes, a change of control also includes a sale of the participant’s employer outside the New Prudential group.

(vii) Amendments

The plan may at any time be altered by the Committee in any respect. However, any alteration to the rules governing eligibility, limits on participation, the basis on which payouts are made and adjustments to awards which are to the advantage of participants must be approved in advance by the shareholders of New Prudential in general meeting unless the alteration or addition is minor in nature and/or is made to benefit the administration of the plan, to comply with the provisions of existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or members of the New Prudential group.

4.3.9 New Prudential Europe Share Participation Plan (ESPP)

(i) Administration

The board of New Prudential, or any other duly authorised committee thereof, (the “Committee”) is responsible for the operation and administration of the ESPP.

(ii) Eligibility

All Irish resident employees, including full time directors of New Prudential and its participating subsidiaries who have not less than three months continuous service, are eligible to participate in the ESPP in any year in which it is operated. Other employees may be eligible to participate in the ESPP at the Committee’s discretion.

(iii) Constitution

The ESPP will be constituted by a trust deed.

(iv) Limitations

The maximum number of shares that may be allocated to any one participant in any year shall be determined by the relevant Irish legislation for the time being in force.

(v) Operation of the Plan

On any occasion on which the Committee decides to operate the ESPP, it will decide the allocation basis; i.e. the manner in which eligible employees may participate, the amount of funds that may be made available to the ESPP by the participating employers, the basis on which those funds will be made available and the allocation among the participants of the ordinary shares of New Prudential acquired with the contributions.

The ESPP sets out different bases of allocations which can be used at the discretion of the Committee. In all cases, the Taxes Consolidation Act 1997 provides that the bases of allocation must satisfy the requirements of the Irish Revenue Commissioners for similar terms treatment for all participants. Shares can be acquired from company contributions and from employees’ salary foregone funds.

The trustees will apply the amounts received by them in acquiring ordinary shares in New Prudential for allocation among the participants. The trustees (as directed by the Committee) will acquire the shares.

Shares allocated to a participant will be held by the trustees for a minimum period of two years from the date of allocation or for such other period as specified by the Irish Taxes Consolidation Act 1997, during which period they may not be sold or dealt in except on the death of the participant, the attainment of pensionable age (as defined in section 2 of the Irish Social Welfare (Consolidation) Act 2005) or the termination of employment by reason of injury, disability or redundancy.

Shares must be held within the ESPP for three years, or for such other period as may be specified by the Irish Taxes Consolidation Act 1997, in order to be released to participants free of income tax.

(vi) Dividends

While a participant’s shares remain held by the trustees, he will receive any dividends paid on those shares.

(vii) Voting rights

The participant may direct the trustees on how to exercise the voting rights attaching to his shares while they are held in trust. The trustees will not exercise those voting rights except in accordance with the participant’s instructions.

(viii) Change of control, reorganisations etc

In the event of a general offer being made to the shareowners or a rights or capitalisation issue, participants will be able to direct the trustees on how to act on their behalf.

(ix) Amendments

The ESPP may at any time be altered by the Committee, provided that no amendment shall: alter to the disadvantage of a participant his rights in respect of shares under the ESPP; result in the ESPP ceasing to be approved by the Irish Revenue Commissioners; or take effect unless the prior written approval from the Irish Revenue Commissioners has been obtained.

4.3.10 New Prudential Share Option Plan (SOP)

(i) Administration

Options under the SOP may be granted by the Board, or any other duly authorised committee thereof, (the “Committee”) on behalf of New Prudential, the trustees of the plan or a subsidiary. In the remainder of this summary, the term “the Grantor” will refer to the administering body that is responsible for the appropriate award. Where the Grantor is not the Committee the terms of any option must be approved in advance by the Committee.

(ii) Eligibility

Any employee of the New Prudential group will be eligible to participate in the plan at the discretion of the Committee.

(iii) Grant of Options

Options may be granted at any time after approval of the plan. However, at all times the grant of options will be subject to the terms of the Model Code for transactions in securities by directors and New Prudential’s Share Dealing Rules. No options may be granted later than 10 years after the adoption of the SOP. The option price may not be less than the closing price on the day preceding the date of grant taken from the Official List.

Options are non-transferable and will be not be pensionable. No payment will be required for the grant of an option.

(iv) Performance Conditions

The vesting of an option and the extent to which it vests may be subject to the satisfaction of any objective performance targets and any other conditions set by the Grantor at the time of the grant. The performance conditions may be varied (or waived) in certain circumstances, following the grant of an option, in a way which is intended to be reasonable in the circumstances and to produce a fairer measure of performance and is not materially more or less difficult to satisfy (except in the case of a waiver).

An option will generally vest no earlier than 3 years from the date of grant and must be exercised within 10 years (or such shorter period as the Committee may determine).

(v) Individual Limits

An option will not be granted to an individual if it will cause the aggregate market value of: the shares subject to that option, the shares which they may acquire on exercising other options and the shares which they may acquire on exercising options under any other HMRC approved discretionary scheme established by any member of the New Prudential group, to exceed the amount permitted by statute (currently £30,000).

(vi) Dilution Limits

The maximum number of new issue shares that may be allocated under the SOP must not exceed in any 10 year period, when added to the number of new issue shares allocated under all other employee share plans operated by New Prudential or Prudential, 10% of the issued ordinary share capital of New Prudential from time to time.

While it remains best practice to do, treasury shares will be treated as newly issued for the purposes of these limits.

Awards granted to participants under the Prudential Share Schemes in exchange for their awards under those plans will be treated as having been granted at the time when the awards which they replaced were originally granted.

(vii) Leaving Employment

A participant’s options will lapse if the optionholder ceases to be employed within the New Prudential group.

(viii) Rights Attaching to Shares

Shares issued or transferred under the SOP will rank equally with all other New Prudential Shares for the time being in issue (except for rights attaching to such shares by reference to a record date prior to the date of such issue or transfer). New Prudential will apply for the listing of any new shares allotted under the SOP, if and so long as New Prudential Shares are listed on the Official List and traded on the London Stock Exchange.

(ix) Change of Control

In the event of a change of control of New Prudential, the options under the SOP may be exchanged for new options. If options are not exchanged then they will become exercisable to the extent that the relevant performance targets have been satisfied at the date of the change of control but only on a time pro rated basis (unless the Committee decides otherwise).

(x) Variations in Share Capital

Options may be adjusted if there is a variation in the share capital of New Prudential such as a capitalisation issue, a rights issue, a rights offer or bonus issue and a sub-division, consolidation or reduction in the capital of New Prudential.

(xi) Amendments

The plan rules may from time to time be amended by the Committee but any change to a key feature of the SOP will need to be approved by HMRC. The provisions relating to eligibility, limits on the number or amount of the shares subject to the scheme, the maximum entitlement for any one participant and the basis for determining a participant’s entitlement to shares and for the adjustment of such entitlements if there is any variation in the share capital cannot be altered to the advantage of participants without the prior approval of shareholders in general meeting except for minor amendments to benefit the administration of the scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any member of the New Prudential group.

4.3.11 Momentum Retention Plan

(i) Administration

The plan will be operated and administered by a committee (including Directors) or persons appointed for the purposes of administering the plan (the “Committee”).

(ii) Eligibility

Employees who are participants in the Momentum development programme are eligible to participate in the plan.

(iii) Grant of awards

Participants in the plan may receive an award of deferred shares or phantom shares which will be settled in cash. For the deferred shares award / phantom award half of the shares will be released 4 years from the award date, and the other half will be released 7 years from the award date.

Awards are not pensionable and cannot be transferred except on death.

(iv) Leaving employment

A participant’s awards will lapse if the participant leaves the New Prudential group before the shares are released or ceases to participate in the Momentum development programme. However, the Committee may decide that some or all of the award will continue or will be released after termination of the participant’s employment or ceasing to participate in the programme unless the participant has been dismissed for cause. The Committee will consider exercising its discretion without limitation in the following circumstances: illness, injury, the company or business in which the employee works being transferred out of the New Prudential Group, disability and death.

(v) Change of control or reconstruction

In the event of a change of control of New Prudential as a result of a takeover, or a reconstruction or winding up of New Prudential, the awards will be exchanged for new awards in the acquiring company on a comparable basis. Alternatively, the Committee may, at its discretion, determine the extent to which awards will be released.

(vi) Adjustments

Awards may be adjusted by the Committee if there is a variation in the share capital or reserves of New Prudential (such as a capitalisation or rights issue or any consolidation, sub-division or reduction), or the implementation by New Prudential of a demerger or a special dividend.

(vii) Rights attaching to shares

Until the release date a participant shall not have any beneficial ownership of shares which are subject to the award, and will not have any right to any dividends or voting rights attached to the shares.

(viii) Dilution Limits

The maximum number of new issue shares which may be allocated under the plan in any 10 year period must not, when added to the number of new issue shares allocated under all other employee share plans operated by Prudential or New Prudential, exceed 10% of the issued ordinary share capital of New Prudential from time to time.

While it remains best practice to do so, treasury shares will be treated as newly issued for the purposes of these limits.

Awards granted to participants under the Prudential Share Schemes in exchange for their awards under those plans will be treated as having been granted at the time when the awards which they replace were originally granted.

(ix) Amendments

The plan may be altered at any time in any respect. However, any alterations to the rules which govern eligibility, limits on participation and the number of shares available under the plan, the terms of vesting and adjustments of awards for variations in the share capital which are to the advantage of participants must be approved in advance by the shareholders of New Prudential in general meeting unless the alteration or addition is minor in nature and/or made to benefit the administration of the plan, to comply with the provisions of any existing or proposed legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or New Prudential group companies.

5.	Consents

Credit Suisse has given and not withdrawn its written consent to the issue of this circular and the references to its name in the form and context in which it is included.

HSBC has given and not withdrawn its written consent to the issue of this circular and the references to its name in the form and context in which it is included.

J.P. Morgan Cazenove has given and not withdrawn its written consent to the issue of this circular and the references to its name in the form and context in which it is included.

Lazard has given and not withdrawn its written consent to the issue of this circular and the references to its name in the form and context in which it is included.

Ondra Partners has given and not withdrawn its written consent to the issue of this circular and the references to its name in the form and context in which it is included.

Nomura has given and not withdrawn its written consent to the issue of this circular and the references to its name in the form and context in which it is included.

6.	Costs and expenses

All costs and expenses relating to the issue of this circular and the Prospectuses and to the negotiation, preparation and implementation of the Scheme will be borne by Prudential.

7.	Sales of Rights Issue Shares or Nil Paid Rights on Behalf of Excluded Shareholders or ADR Holders

7.1	Procedures for sale of Rights Issue Shares on behalf of Excluded Shareholders

If a Qualifying Shareholder does not for any reason take up an entitlement to Rights Issue Shares in accordance with the terms and conditions of the Rights Issue (e.g. because such Qualifying Shareholder is an Excluded Shareholder), such entitlement will lapse. The joint global co-ordinators of the Rights Issue (as agents of Prudential) will use reasonable endeavours to procure acquirers for all (or as many as possible) of those Rights Issue Shares not taken up if a price per Rights Issue Share at least equal to the total of the Issue Price (in pounds sterling) and the expenses of procuring such acquirers (including any applicable brokerage, commissions, currency conversion costs and amounts in respect of VAT which are not recoverable) can be obtained. If and to the extent that acquirers cannot be procured on the basis outlined above, the Rights Issue Shares not taken up will be acquired by the underwriters of the Rights Issue as principals pursuant to the Underwriting Agreement relating to the Rights Issue (or by sub-underwriters procured by the joint global co-ordinators for the Rights Issue), in each case, at the Issue Price (in pounds sterling).

Where an entitlement to Rights Issue Shares was not taken up by an Excluded Shareholder, Rights Issue Shares for which acquirers are procured on the basis described above will be re-allotted to such acquirers and the aggregate of any premiums (being the amount paid by such acquirers after deducting the Issue Price and the expenses of procuring such acquirers, including any applicable brokerage, commissions, currency conversion costs and amounts in respect of VAT which are not recoverable), if any, will be paid (without interest) to such Excluded Shareholder pro rata to the relevant lapsed entitlement to Rights Issue Shares, save that no payment will be made of amounts of less than £5 or in respect of fractions of a pence, which amounts will be aggregated and will ultimately accrue to the benefit of Prudential.

Any transactions undertaken pursuant to this paragraph 7 of this Part IV shall be deemed to have been undertaken at the request of the persons whose entitlements to Rights Issue Shares have lapsed, and none of Prudential, the joint global co-ordinators for the Rights Issue and any other person shall be responsible or have any liability whatsoever for any loss or damage (whether actual or alleged) arising from the terms of or timing of any such transaction, the market on which such transaction is carried out, any decision not to endeavour to procure acquirers or the failure to procure acquirers on the basis described above. The joint global co-ordinators for the Rights Issue will be entitled to retain any brokerage fees, commissions or other benefits received in connection with these arrangements. Cheques for the amounts due will be sent in pounds sterling to UK Shareholders and Hong Kong dollars to HK Shareholders, by post, at the risk of the person(s) entitled, to their registered addresses (in the case of joint holders, to the registered address of the first named), provided that where any entitlement concerned was held in CREST the amount due will, unless Prudential (in its absolute discretion) otherwise determines, be satisfied by Prudential procuring the creation of an assured payment obligation in favour of the relevant CREST member’s (or CREST sponsored member’s) RTGS settlement bank in respect of the cash amount concerned in accordance with the RTGS payment mechanism.

7.2	Procedure for sale of Rights by Depositary on behalf of ADR Holders

Pursuant to Section 4.04 of the US Deposit Agreement, the US Depositary, acting on behalf of the ADRs holders, is expected (subject to certain exceptions) to sell the Nil Paid Rights received by it in connection with the Rights Issue and will allocate the proceeds of such sales for the accounts of the ADR holders who are not eligible to take up, or who otherwise elect not to take up, their entitlements in the Rights Issue.

8.	Documents available for inspection

Copies of the following documents will be available for inspection during usual business hours on Monday to Friday of each week (public holidays excepted) at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY and Slaughter and May, 47th Floor, Jardine House, One Connaught Place, Central, Hong Kong from the date of this circular until close of business on the day of the Court Meeting and General Meeting and will also be available for inspection from 15 minutes before and during the Court Meeting and General Meeting:

(A)	New Prudential’s Articles;

(B)	Prudential’s Articles;

(C)	a draft of Prudential’s Articles as proposed to be amended following the General Meeting;

(D)	the draft rules of the New Share Plans;

(E)	the written consents referred to in paragraph 5 of this Part IV of the circular; and

(F)	this circular.

PART V

SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE

CHANCERY DIVISION

COMPANIES COURT	No. 3299 of 2010

IN THE MATTER of PRUDENTIAL PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

SCHEME OF ARRANGEMENT
(under Part 26 of the Companies Act 2006)

between

PRUDENTIAL PLC

and

THE SCHEME SHAREHOLDERS

(as hereinafter defined)

Preliminary

(A)	In this scheme of arrangement, references to Clauses are references to clauses of this scheme of arrangement and the following expressions shall, unless inconsistent with the subject or context, bear the following meanings:

Act	the Companies Act 2006;

Admission	the admission of the New Prudential Shares to the premium segment of the Official List of the UK Listing Authority, to trading on the main market for listed securities of the London Stock Exchange and to trading on the Main Board of The Stock Exchange of Hong Kong Limited and the Main Board of the Singapore Exchange Securities Trading Limited;

Business Day	a day, (other than a Saturday, Sunday, public or bank holiday) on which banks are generally open for business in London other than solely for trading and settlement in Euro;

Court	the High Court of Justice of England and Wales;

Court Meeting	the meeting of the Scheme Shareholders convened by order of the Court pursuant to section 896 of the Act, notice of which is set out on pages 65 and 66 of this circular, including any adjournment thereof;

CCASS	The Central Clearing and Settlement System established and operated by HKSCC;

CREST	the relevant system (as defined in the Regulations) in respect of which Euroclear is the Operator (as defined in the Regulations);

Euroclear	Euroclear UK & Ireland Limited;

Excluded Shares	two redeemable deferred shares of 1 pence each in the capital of Prudential to be issued and allotted to New Prudential and/or its nominee(s);

HKSCC	Hong Kong Securities Clearing Company Limited;

holder	a registered holder and includes any person(s) entitled by transmission;

New Ordinary Shares	ordinary shares of 5 pence each in the capital of Prudential to be issued to New Prudential;

New Prudential	Prudential Group plc, a public limited company incorporated in England and Wales with registration number 07163561 and whose registered office is at Laurence Pountney Hill, London EC4R 0HH;

New Prudential Shares	ordinary shares of 100 pence each in the capital of New Prudential;

Overseas Shareholder	a Scheme Shareholder who is a citizen, resident or national of any jurisdiction outside the United Kingdom, Hong Kong or Singapore;

Prudential	means Prudential plc, a public limited company incorporated in England and Wales with registered number 01397169 and whose registered office is at Laurence Pountney Hill, London EC4R 0HH;

Prudential Shares	ordinary shares of 5 pence each in the capital of Prudential;

Regulations	the Uncertificated Securities Regulations 2001 (SI 2001/3755);

Scheme	this scheme of arrangement in its present form or with any modification thereof or addition thereto or condition approved or imposed by the Court;

Scheme Effective Date	the date on which the Scheme becomes effective in accordance with its terms;

Scheme Effective Time	the time at which this Scheme becomes effective on the Scheme Effective Date;

Scheme Shareholder	a holder of Scheme Shares;

Scheme Shares	i. all Prudential Shares in issue at the date of this circular;

ii. all (if any) Prudential Shares issued after the date of this circular and prior to the Scheme Record Time; and

iii. all (if any) Prudential Shares issued at or after the Scheme Record Time and prior to the confirmation by the Court of the reduction of capital provided for under the Scheme in respect of which the original or any subsequent holders thereof shall be bound by the Scheme or shall by such time have agreed in writing to be bound by the Scheme, but excluding the Excluded Shares;

Scheme Record Date	the Business Day immediately preceding the Scheme Effective Date;

Scheme Record Time	6.00 p.m. on the Scheme Record Date; and

uncertificated or in uncertificated form	a share or other security recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST.

(B)	As at 14 May 2010 (being the latest practicable date prior to the publication of this Scheme), the issued share capital of Prudential was £126,723,623.70 divided into 2,534,472,474 Prudential Shares of 5 pence each, all being credited as fully paid. Each Prudential Share carries one vote and, therefore, as at 14 May 2010 (being the latest practicable date prior to the publication of this Scheme) the total voting rights in Prudential are 2,534,472,474.

(C)	New Prudential was incorporated in England and Wales on 19 February 2010 under the Act as a private company limited by shares. Its name was changed to Prudential Group Limited on 1 March 2010. On 22 April 2010, it was re-registered as a public limited company under the Act and its name was changed to Prudential Group plc.

(D)	As at 14 May 2010 (being the latest practicable date prior to the publication of this Scheme), the issued share capital of New Prudential was £50,000 divided into 100 New Prudential Shares of 100 pence each and 4,990,000 non-voting redeemable preference shares of 1 pence each, all being credited as fully paid.

(E)	New Prudential has agreed to appear by Counsel on the hearing of the claim form to sanction the Scheme and to undertake to the Court to be bound thereby and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to the Scheme.

The Scheme

Cancellation of Scheme Shares

1.	(a) The issued share capital of Prudential shall be reduced by cancelling and extinguishing the Scheme Shares.

(b)	Forthwith and contingently upon the reduction of capital taking effect, Prudential shall apply the credit arising in its books of account as a result of the reduction of capital pursuant to sub-clause (a) of this Clause in paying up in full at par such number of New Ordinary Shares as have an aggregate nominal value equal to the aggregate nominal value of the Scheme Shares cancelled in accordance with sub-clause (a) of this Clause and shall allot and issue the same, credited as fully paid, to New Prudential and/or its nominee(s).

New Prudential Shares

2.	(a) In consideration of the cancellation of the Scheme Shares and the issue of the New Ordinary Shares to New Prudential and/or its nominee(s) pursuant to Clause 1, New Prudential shall, at the Scheme Effective Time but immediately before the cancellation of the Scheme Shares pursuant to Clause 1(a) (subject to the provisions of sub-clause (b) of this Clause) allot and issue (credited as fully paid) New Prudential Shares to the Scheme Shareholders on the following basis:

one New Prudential Share for each Scheme Share held at the Scheme Record Time

(b)	The provisions of sub-clause (a) of this Clause shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Overseas Shareholder, Prudential or New Prudential is advised that the allotment and issue of New Prudential Shares would or might infringe the laws of any jurisdiction outside the United Kingdom, Hong Kong or Singapore, or would or might require New Prudential to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of New Prudential, it would be unable to comply or which it regards as unduly onerous, New Prudential may in its sole discretion determine that:

(i)	New Prudential Shares shall not be allotted and issued to such Overseas Shareholder under this Clause, but instead those New Prudential Shares shall be allotted and issued to a nominee appointed by New Prudential as trustee for such Overseas Shareholder, on terms that they shall, as soon as reasonably practicable following the Scheme Effective Date, be sold on behalf of such Overseas Shareholder at the best price which can reasonably be obtained and the net proceeds of such sale shall (after the deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) be paid to such Overseas Shareholder in accordance with the provisions of Clause 3. None of Prudential, New Prudential, any nominee referred to in this sub-clause 2(b)(i) or any broker or agent of any of them shall have any liability (save in the case of fraud) for any loss arising as a result of the timing or terms of any such sale; or

(ii)	such New Prudential Shares shall be sold, in which event the New Prudential Shares shall be issued to such holder and New Prudential shall appoint a person to act pursuant to this sub-clause 2(b)(ii) and such person shall be authorised on behalf of such holder to procure that any shares in respect of which New Prudential has made such a determination shall, as soon as practicable following the Scheme Effective Date, be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale shall (after the deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) be paid to such Overseas Shareholder in accordance with the provisions of Clause 3. To give effect to any such sale, the person so appointed shall be authorised on behalf of such holder to execute and deliver a form of transfer and to give instructions and do all such things which he may consider necessary or expedient in connection with such sale. None of Prudential, New Prudential, any nominee referred to in this sub-clause 2(b)(ii) or any broker or agent of any of them shall have any liability (save in the case of fraud) for any loss arising as a result of the timing or terms of any such sale.

Certificates and payments

3. (a)	Not later than five Business Days after the Scheme Effective Date, New Prudential shall allot and issue all the New Prudential Shares which it is required to allot and issue pursuant to Clause 2(a) and not later than five Business Days after the Scheme Effective Date, New Prudential shall send by post to the allottees of the allotted and issued New Prudential Shares certificates in respect of such shares, save that where Scheme Shares are held in uncertificated form, New Prudential shall procure that Euroclear and HKSCC are instructed to cancel the entitlement to Scheme Shares of each of the Scheme Shareholders concerned and to credit to the appropriate stock account in CREST or CCASS, as applicable of the Scheme Shareholder concerned such holder’s entitlement to New Prudential Shares.

(b)	Not later than five Business Days after the Scheme Effective Date, Prudential shall arrange for the delivery to New Prudential of certificates in respect of its holdings of New Ordinary Shares.

(c)	Not later than five Business Days following the sale of any relevant New Prudential Shares pursuant to Clause 2(b), New Prudential shall procure that the nominee or appointee, as the case may be, shall account for the cash payable by despatching to the persons respectively entitled thereto cheques by post.

(d)	All deliveries of certificates required to be sent pursuant to Clause 3(a) above and/or cheques required to be sent pursuant to Clause 3(c) above, shall be sent by first-class post in the United Kingdom, ordinary post in Hong Kong or, where appropriate, by airmail in envelopes addressed to and at the risk of the persons respectively entitled thereto at their respective addresses appearing in the register of members of Prudential at the close of business on the Scheme Record Date (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the register in respect of the joint holding) or in accordance with any special instructions regarding communications received at the registered office of Prudential prior to the Scheme Record Time.

(e)	None of Prudential, New Prudential, any nominees referred to in Clause 2(b) or any broker or agent of any of them shall be responsible for any loss or delay in transmission of any certificates or cheques sent in accordance with this Clause 3.

(f)	All cheques shall be made payable to the holder (or in the case of joint holders, to that one of the joint holders whose name stands first in the register of members of Prudential at the Scheme Record Time in respect of that joint holding) and the encashment of any such cheque shall be a complete discharge to New Prudential for the moneys represented thereby.

(g)	This Clause 3 shall be subject to any prohibition or condition imposed by law.

Certificates representing Scheme Shares

4.	With effect from and including the Scheme Effective Date, all certificates representing holdings of Scheme Shares shall cease to be valid in respect of such holdings and the holders of such shares shall be bound at the request of Prudential to deliver such certificates for cancellation to Prudential or to any person appointed by Prudential to receive the same.

Mandates

5.	Each mandate in force at the Scheme Record Time relating to the payment of dividends on Scheme Shares and each instruction then in force as to notices and other communications from Prudential shall, unless and until varied or revoked, be deemed from and including the Scheme Effective Date to be a valid and effective mandate or instruction to New Prudential in relation to the corresponding New Prudential Shares to be allotted and issued pursuant to the Scheme.

Scheme Effective Date

6. (a)	The Scheme shall become effective as soon as an office copy of the Order(s) of the Court sanctioning the Scheme under section 899 of the Act and confirming under section 648 of the Act the reduction of capital provided under the Scheme shall have been duly delivered to the Registrar of Companies for registration and, in the case of the confirmation of the reduction of capital, been registered by him.

(b)	Unless the Scheme shall have been effective on or before 7 June 2011, or such later date, if any, as Prudential and New Prudential may agree and the Court may allow, it shall lapse.

Modification

7.	Prudential and New Prudential may jointly consent on behalf of all persons concerned to any modification of or addition to the Scheme or to any condition which the Court may think fit to approve or impose.

Cost

8.	Prudential is authorised and permitted to pay all the costs and expenses relating to the negotiation, preparation and implementation of the Scheme and Admission.

Dated 17 May 2010

PART VI

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE	No. 3299 of 2010

CHANCERY DIVISION

COMPANIES COURT

IN THE MATTER OF PRUDENTIAL PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

NOTICE IS HEREBY GIVEN that, by an order dated 27 April, 2010 made in the above matters, the Court has granted permission for a meeting (the “Court Meeting”) to be convened of the holders of the ordinary shares of 5 pence each (hereinafter called the “Scheme Shares”, as defined in the Scheme of Arrangement referred to below) in Prudential plc (hereinafter called the “Company”) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made between the Company and the holders of Scheme Shares and that such meeting will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 7 June 2010 at 11.15 a.m. (London time) (or as soon thereafter as the Annual General Meeting of the Company, reconvened for 11.00 a.m. (London time) on the same day and at the same place, concludes or is further adjourned) at which place and time all holders of Scheme Shares are requested to attend.

A copy of the said Scheme of Arrangement and a copy of the statement required to be furnished pursuant to section 897 of the Companies Act 2006 are incorporated in the circular of which this notice forms part.

Holders of Scheme Shares may vote in person at the Court Meeting or they may appoint another person as their proxy to attend, speak and vote in their stead. A proxy need not be a member of the Company. A holder of Scheme Shares may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that holder. A Blue Form of Proxy for use at the Court Meeting has been despatched by post to all holders of Scheme Shares other than those who have elected to receive electronic communications from the Company. UK holders of Prudential Shares with Scheme Shares held through CREST may also appoint a proxy or proxies using CREST by following the instructions set out on pages 69 and 70 of the circular of which this notice forms part.

Alternatively, holders of Scheme Shares may submit their proxy votes electronically by logging onto the Equiniti website www.sharevote.co.uk. The deadline for receipt of electronic proxies is 6.00 p.m. on 3 June 2010 or, if the Court Meeting is adjourned, not more than 48 hours (excluding non-UK Business Days) before the time fixed for any adjourned meeting.

Completion and return of Blue Forms of Proxy, an electronic proxy or the appointment of proxies through CREST, will not preclude a holder of Scheme Shares from attending and voting in person at the Court Meeting, or any adjournment thereof.

In the case of joint holders of Scheme Shares the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

It is requested that Blue Forms of Proxy appointing proxies (together with any power of attorney or other authority under which they are signed, or a notarially certified copy of such power of attorney) be lodged with Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA if you are a holder of Scheme Shares and on the Company’s United Kingdom register of members, or Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong if you are a holder of Scheme Shares and on the Company’s Hong Kong overseas branch register of members, not later than 6.00 p.m. (London time) on 3 June 2010 in the United Kingdom and 1.00 a.m. (Hong Kong time) on 4 June 2010 in Hong Kong but, if forms are not so lodged, they may be handed to the Registrar (Equiniti Limited) on behalf of the Company or the chairman of the Court Meeting at the Court Meeting.

Entitlement to attend and vote at the Court Meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. (London time) on the day which is two UK Business Days prior to the day of the Court Meeting or any adjournment thereof (as the case may be).

By the said order, the Court has appointed Harvey McGrath, or failing him, James Ross or, failing him, Bridget Macaskill to act as chairman of the Court Meeting and has directed the chairman to report the result of the meeting to the Court.

The said Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 17 May 2010

SLAUGHTER AND MAY
One Bunhill Row
London EC1Y 8YY

Solicitors for the Company

Notes:

1.	The statement of rights of holders of Scheme Shares in relation to the appointment of proxies described in this notice of Court Meeting does not apply to nominated persons. Such rights can only be exercised by holders of Scheme Shares.

2.	Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a “nominated person”) may, under an agreement between him/her and the member by whom he/she was nominated have a right to be appointed (or to have someone else appointed) as a proxy for the Court Meeting. If a nominated person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the member as to the exercise of voting rights.

PART VII

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of Prudential plc (the “Company”) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 7 June 2010 at 11.20 a.m. (London time) (or as soon thereafter as the Court Meeting (as defined in the circular to the Company’s shareholders dated 17 May 2010 of which this notice of general meeting forms part (the “circular”)) convened for 11.15 a.m. (London time) on the same day and at the same place, by an order of the High Court of Justice, shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolutions, as a special resolution in respect of resolution 1, and as an ordinary resolution in respect of resolutions 2, 3, 4 and 5.

RESOLUTIONS

1.	THAT, subject to the scheme of arrangement dated 17 May 2010 (the “Scheme”) proposed to be made between the Company and the Scheme Shareholders (as defined in the Scheme) being approved at the Court Meeting:

(A)	for the purpose of giving effect to the Scheme in its original form or with or subject to any modification, addition or condition approved or imposed by the Court:

(i)	the share capital of the Company be reduced by cancelling all the Scheme Shares (as defined in the Scheme);

(ii)	forthwith and contingently on such reduction of capital taking effect the reserve arising in the books of account of the Company as a result of the cancellation of the Scheme Shares be applied in paying up in full at par such number of new ordinary shares of 5 pence each as shall be equal to the number of Scheme Shares cancelled at sub-paragraph (i) above, such new ordinary shares to be allotted and issued credited as fully paid to Prudential Group plc (“New Prudential”) and/or its nominee(s);

(iii)	without prejudice and in addition to any other authority conferred on the directors under section 551 of the Companies Act 2006, including at the Annual General Meeting of the Company and under resolution 2, the directors be and are hereby authorised pursuant to and in accordance with section 551 of the Companies Act 2006 to exercise all the powers of the Company to give effect to this resolution and accordingly to effect the allotment of the new ordinary shares referred to in sub-paragraph (ii) above, provided that: (a) the maximum aggregate nominal amount of shares which may be allotted hereunder shall be the aggregate nominal amount of the new ordinary shares created pursuant to sub-paragraph (ii) above; and (b) this authority shall expire on 7 June 2011; and

(iv)	prior to the reduction of capital referred to in sub-paragraph (i) above taking effect the Company be and is hereby authorised to issue and allot two redeemable deferred shares to New Prudential and/or its nominee(s);

(B)	the Articles of Association of the Company be and are hereby amended by the adoption and inclusion of the following new Article 198:

“Shares not otherwise subject to Scheme of Arrangement

(a)	In this Article, references to the “Scheme” are to the Scheme of Arrangement between the Company and the holders of Scheme Shares (as defined in the Scheme) dated 17 May 2010 (with or subject to any modification, addition or condition approved or imposed by the Court) under Part 26 of the Act and terms defined in the Scheme shall have the same meanings in this Article.

(b)	If the Company issues any ordinary shares (other than to New Prudential (as defined in the Scheme), any subsidiary of New Prudential or any nominee of New Prudential (each a “New Prudential Group Company”)) on or after the date of the adoption of this Article and prior to 6.00 p.m. on the day before the date of the hearing to sanction the Scheme (the “Hearing Date”) such ordinary shares shall be issued subject to the terms of the Scheme and the holder or holders of such ordinary shares shall be bound by the Scheme accordingly.

(c)	As a matter supplemental to and separate from the Scheme, if any ordinary shares are issued to any person (a “new member”) at or after 6.00 p.m. on the day before the Hearing Date they will, provided that the Scheme has become effective and that New Prudential is a member of the Company, be immediately transferred to New Prudential and/or its nominee(s) (unless such ordinary shares are issued to a New Prudential Group Company) in consideration of and conditional on the issue to the new member of such number of New Prudential Shares (together with cash in respect of fractional entitlements) as that member would have been entitled to had each ordinary share transferred to New Prudential hereunder been a Scheme Share at the Scheme Record Time, being ordinary shares in

New Prudential which rank pari passu with all other ordinary shares in New Prudential for the time being in issue including any dividends or distributions made, paid or declared thereon following the date on which the transfer of the shares in the Company is executed.

(d)	The number of ordinary shares in New Prudential to be issued to the new member under this Article (accompanied by cash in respect of fractional entitlements) may be adjusted by the directors in such manner as the Company’s auditor may determine on any reorganisation of the share capital of the Company or of New Prudential.

(e)	To give effect to any such transfer required by this Article, the Company may appoint any person to execute a form of transfer on behalf of the new member in favour of New Prudential and to agree for and on behalf of the new member to become a member of New Prudential. Pending the registration of New Prudential and/or its nominee(s) as the holder of any share to be transferred pursuant to this Article New Prudential shall be empowered to appoint a person nominated by the directors to act as attorney on behalf of each holder of any such share in accordance with such directions as New Prudential may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holder of such share shall exercise all rights attaching thereto in accordance with the directions of New Prudential but not otherwise. The Company shall not be obliged to issue a certificate to the new member for such ordinary shares.”

(C)	the proposed reduction of capital of New Prudential approved at the general meeting of New Prudential (as described in Part II (Explanatory Statement) of the circular) be and is hereby approved.

2.	THAT, subject to resolution 1 being passed, without prejudice and in addition to any other authority conferred on the directors under section 551 of the Companies Act 2006, including at the Annual General Meeting of the Company and under resolution 1(A)(iii), the directors be and are hereby unconditionally authorised pursuant to and in accordance with section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot ordinary shares of 5 pence each in the Company up to a nominal amount of £14,523,140,060 in connection with the issue of ordinary shares of 5 pence each in the Company for the purposes of the Rights Issue (each as defined in the circular), such authority to apply until 7 June 2011 but so the Company may make offers and enter into agreements during the relevant period which would, or might, require shares to be allotted after the authority ends and the directors may allot shares under such offers or agreements as if the authority had not ended.

3.	THAT, subject to the Scheme referred to in resolution 1 becoming effective, the New Prudential Group Performance Share Plan, the New Prudential Business Unit Performance Plans and the M&G Executive Long Term Incentive Plan 2010 adopted by New Prudential, the terms of which are summarised in paragraph 4 of Part IV (Additional Information) of the circular, be and are hereby approved.

4.	THAT, subject to the Scheme referred to in resolution 1 becoming effective, the New Prudential UK Savings-Related Share Option Scheme, the New Prudential Irish SAYE Scheme, the New Prudential International Employees SAYE Scheme, the New Prudential International (Non-Employees) SAYE Scheme, the New Prudential Share Incentive Plan, the New Prudential Europe Share Participation Plan, the New Prudential Share Option Plan and the Momentum Retention Plan adopted by New Prudential, the terms of which are summarised in paragraph 4 of Part IV (Additional Information) of the circular, be and are hereby approved.

5.	THAT, subject to the Scheme referred to in resolution 1 becoming effective, the directors of New Prudential be and are hereby authorised to establish employee share schemes in addition to those mentioned in resolutions numbered 3 and 4 in this notice (the “New Share Plans”) for the benefit of overseas employees of New Prudential and its subsidiaries provided that such additional schemes operate within the equity dilution limits applicable to the New Share Plans and (save to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws) such additional schemes do not confer upon participants benefits which are greater than those which could be obtained from the New Share Plans and that, once such additional schemes have been established, they may not be amended without the approval of the shareholders of New Prudential if such approval would be required to amend the corresponding provisions of the New Share Plans.

17 May 2010
By Order of the Board

Margaret Coltman
Company Secretary

Registered Office:
Laurence Pountney Hill
London, EC4R 0HH
Registered in England and Wales No. 1397169

Notes:

1.	Only holders of ordinary shares of 5 pence in the capital of the Company are entitled to attend and vote at the General Meeting and may appoint a proxy to attend, speak and vote instead of them. A holder of Prudential Shares may appoint more than one proxy in relation to the General Meeting provided that each proxy is entitled to exercise the rights attaching to a different share or shares held by that member. A proxy need not be a member of the Company.

2.	Members’ attention is drawn to the Pink Form of Proxy accompanying this notice. A proxy may be appointed by any of the following methods:

•	Completing and returning the enclosed Pink Form of Proxy (as described in paragraph 4 below);

•	Electronic proxy appointment by logging onto Equiniti’s website www.sharevote.co.uk. Holders of Prudential Shares will need their Voting ID, Task ID and Shareholder Reference Number, which, for UK holders of Prudential Shares, are printed on the face of the accompanying Pink Form of Proxy. HK holders of Prudential Shares must contact Computershare Hong Kong Investor Services Limited to obtain their Voting ID, Task ID and Shareholder Reference Number. Full details of the procedures are given on the website. Alternatively, if you are a UK holder or a HK holder of Prudential Shares and have already registered with Equiniti’s on-line portfolio service Shareview, you can submit your proxy by logging onto your portfolio at www.shareview.co.uk and clicking on the link to vote under your Prudential plc details. Instructions are given on the website; or

•	if you are a member of CREST, by using the CREST electronic appointment service.

IMPORTANT:  Whichever method you choose, your instructions or Pink Form of Proxy must be received by the relevant Company Registrar no later than 6.00 p.m. (London time) in the UK on 3 June 2010 or 1.00 a.m. (Hong Kong time) in Hong Kong on 4 June 2010.

3.	If you are a registered shareholder and do not have a Pink Form of Proxy and believe that you should have one, or if you require additional forms, please contact the Company’s Registrars. UK holders of Prudential shares should contact Equiniti on 0871 384 2035 (+44(0) 121 415 7026 if calling from overseas). Lines are open 8.30 a.m. to 5.30 a.m. (London time), Monday to Friday. Calls to this number are charged at 8p per minute from a BT landline. Other telephone providers’ costs may vary. HK holders of Prudential Shares should contact Computershare Hong Kong Investor Services Limited on 2862 8648 (+852 2862 8648 if calling from overseas). Lines are open 9.00 a.m. to 6.00 p.m. (Hong Kong time), Monday to Friday.

4.	To be valid any Pink Form of Proxy or other instrument appointing a proxy must be received by post or (during normal business hours only) by hand at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA no later than 6.00 p.m. (London time) on 3 June 2010 or Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 1.00 a.m. (Hong Kong time) on 4 June 2010.

5.	The return of a completed Pink Form of Proxy, other such instrument or any CREST Proxy Instruction (as described in paragraph 11 below) will not prevent a shareholder attending the General Meeting and voting in person if he/she wishes to do so.

6.	In the case of joint holders of ordinary shares the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the registers of members of the Company whether in the UK or HK in respect of the relevant joint holding.

7.	The statement of rights of holders of Prudential Shares in relation to the appointment of proxies described in these notes does not apply to nominated persons. Such rights can only be exercised by holders of Prudential Shares.

8.	Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a “nominated person”) may, under an agreement between him/her and the member by whom he/she was nominated have a right to be appointed (or to have someone else appointed) as a proxy for the General Meeting. If a nominated person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the member as to the exercise of voting rights.

9.	To be entitled to attend and vote at the General Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must either be registered in the register of members of the Company whether in the UK or HK at 6.00 p.m. (London time) on 3 June 2010 (or, in the event of any adjournment, 6.00 p.m. (London time) on the date which is two UK Business Days before the time of the adjourned meeting). Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.

10.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual (www.euroclear.com/CREST). CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

11.	In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID RA19) by 6.00 p.m. (London time) on 3 June 2010. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

12.	CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

13.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

14.	Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

15.	Any member attending the General Meeting in person or by proxy has the right to ask questions. The Company must provide an answer to any such question relating to the business being dealt with at the General Meeting but no such answer need be given if (a) to do so would interfere unduly with the preparation for the General Meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or the good order of the General Meeting that the question be answered.

16.	A copy of this notice and other information required by section 311A of the Companies Act 2006 can be found at www.prudential.co.uk/transaction.

17.	The Company will continue its practice of calling a poll on all resolutions at the General Meeting. The voting results, which will include all votes cast for and against each resolution at the meeting, and all proxies lodged prior to the meeting which will include votes cast for and against each resolution, will be announced at the meeting and published on the Company’s website as soon as practicable after the meeting. The Company will also disclose the number of votes withheld at the meeting and on its website. This practice provides shareholders present with sufficient information regarding the level of support and opposition to each resolution, and ensures all votes cast either at the General Meeting or through proxies are included in the result.

DEFINITIONS

The following definitions apply throughout this circular (except in Part V (Scheme of Arrangement) which contains separate definitions) unless the context requires otherwise. The definitions and glossary contained in the Prudential Annual Report or the Form 6-K furnished by Prudential to the US Securities and Exchange Commission on 17 May 2010, as applicable, shall apply in relation to Part III (Financial Information) of this circular.

Acquisition	the proposed purchase of the AIA Group by New Prudential pursuant to the terms of, and subject to the conditions in, the Acquisition Agreement;

Acquisition Agreement	the agreement as amended between AIA Aurora, AIG, Prudential and New Prudential for the acquisition of the entire issued share capital of AIA by New Prudential;

ADR	American depositary receipt;

AIA	AIA Group Limited, a company incorporated on 24 August 2009 under the Companies Ordinance;

AIA Aurora	AIA Aurora LLC, a wholly owned subsidiary of AIG;

AIA Group	AIA and, except where the context otherwise requires, all of its subsidiaries and branches;

AIG	American International Group Inc.;

Annual General Meeting	the annual general meeting of holders of Prudential Shares to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 19 May 2010 at 11.00 a.m. (London time) which it is proposed be adjourned and held on 7 June 2010 at 11.00 a.m. (London time);

Articles	the articles of association;

Board	the board of Directors;

Business Day	a UK Business Day, HK Business Day and/or Singapore Business Day, as the case may be;

CCASS	The Central Clearing and Settlement System established and operated by HKSCC;

CCASS Clearing Participant	a person admitted to participate in CCASS as a direct clearing or a general participant;

CCASS Custodian Participant	a person admitted to participate in CCASS as a custodian participant;

CCASS Investor Participant	a person admitted to participate in CCASS as an investor participant who may be an individual or joint individuals or a corporation;

CCASS Participant	a CCASS Clearing Participant, a CCASS Custodian Participant or a CCAS Investor Participant;

CDP	The Central Depository (Pte) Limited;

certificated or in certificated form	where a share or other security is not in uncertificated form;

circular or this document	this circular to holders of Prudential Shares dated 17 May 2010 in connection with the Rights Issue and the Scheme, including the Scheme of Arrangement and the notices convening the Court Meeting and General Meeting;

Closing Price	the closing middle market quotation in pounds sterling of a Prudential Share, as published in the daily official list of the London Stock Exchange;

Companies Act	the UK Companies Act 2006 (as amended or re-enacted);

Companies Ordinance	the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), as amended or re-enacted;

Court	the High Court of Justice in England and Wales;

Court Meeting	the meeting of the holders of Prudential Shares convened by order of the Court pursuant to section 896 of the Companies Act to consider, and if thought fit, approve the Scheme (with or without amendment), and any adjournment thereof, notice of which is set out in Part VI of this circular;

Credit Suisse	Credit Suisse Securities (Europe) Limited;

CREST	a computerised system for the paperless settlement of sales and purchases of securities and the holding of uncertificated securities operated by Euroclear in accordance with the CREST Regulations;

CREST Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) as from time to time amended;

Directors	the directors from time to time of Prudential;

Enlarged Group	the group of companies which will, following completion of the Acquisition and the Scheme, comprise New Prudential, the Prudential Group and the AIA Group;

Euroclear	Euroclear UK & Ireland Limited, the operator of CREST;

Excluded Shareholders	subject to certain exceptions, shareholders of Prudential who have an address in any Excluded Territory on Prudential’s register of members;

Excluded Shares	two redeemable deferred shares of 1 penny each in the capital of Prudential to be issued and allotted to New Prudential and/or its nominee;

Existing Shares	the Prudential Shares in issue at the date of this document and, following their issue, the Prudential Shares expected to be issued on 27 May 2010 to shareholders who have elected to receive the scrip dividend alternative for the 2009 final dividend;

Excluded Territories	the United States, India, Japan, Malaysia, New Zealand, South Africa or any other jurisdiction where the extension to or availability of the Rights Issue would breach any applicable law;

Form of Proxy	either or both of the Blue Form of Proxy for use at the Court Meeting and the Pink Form of Proxy for use at the General Meeting and “Forms of Proxy” shall be construed accordingly;

FSA	the Financial Services Authority, granted powers as a regulator under the FSMA 2000;

FSMA 2000	the Financial Services and Markets Act 2000, as amended;

General Meeting	the meeting of the holders of Prudential Shares to consider, and if thought fit, approve the resolutions relating to the Scheme and the Rights Issue, including any adjournment thereof, notice of which is set out in Part VII of this Circular;

HK or Hong Kong	the Hong Kong Special Administrative Region of the People’s Republic of China;

HK Admission	the admission of the Existing Shares or Rights Issue Shares (nil paid), as applicable, to listing and commencement in dealings on the Main Board of the Hong Kong Stock Exchange becoming effective;

HK Business Day	a day (excluding Saturdays, Sundays and public holidays in Hong Kong) on which banks generally are open for business in Hong Kong for the transaction of normal banking business;

HK holders of Prudential Shares	holders of Prudential Shares who are registered on the HK Register;

HK Introduction	the introduction of the Existing Shares or New Prudential Shares, as applicable, to listing and commencement in dealings on the Main Board of the Hong Kong Stock Exchange;

HK Register	the Hong Kong overseas branch register of members of Prudential;

HK Registrar	Computershare Hong Kong Investor Services Limited;

HK Shareholders	holders of Prudential Shares who are registered on the HK Register at the Record Date;

HKSCC	Hong Kong Securities Clearing Company Limited;

HKSCC Nominees	HKSCC Nominees Limited, a wholly-owned subsidiary of HKSCC;

holders of Prudential Shares or Prudential shareholders	UK holders of Prudential Shares and HK holders of Prudential Shares;

Hong Kong dollar or HK$	the lawful currency of Hong Kong;

Hong Kong Listing Rules	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

Hong Kong Stock Exchange	The Stock Exchange of Hong Kong Limited;

HSBC	HSBC Bank plc;

Irish Register	the Irish overseas branch register of members of Prudential;

Issue Price	104 pence per Rights Issue Share or, for HK Shareholders and Singapore Shareholders, HK$11.78 per Rights Issue Share (being the Hong Kong dollar equivalent of 104 pence using the £/HK$ exchange rate of 11.3277, the noon buying rate on 14 May 2010 as derived from Bloomberg;

J.P. Morgan Cazenove	J.P. Morgan plc;

Jackson	Jackson National Life Insurance Company, a wholly-owned subsidiary of Prudential;

Lazard	Lazard Frères & Co LLC and Lazard & Co., Limited;

London Stock Exchange	London Stock Exchange plc;

Mandatory Convertible Notes	US$3.0 billion in aggregate principal amount of mandatory convertible notes due 2013 (convertible into New Prudential Shares) to be allotted and issued by New Prudential to AIA Aurora at completion of the Acquisition;

MAS	the Monetary Authority of Singapore

New Prudential	Prudential Group plc, a company registered in England and Wales with registered number 07163561 and registered office at Laurence Pountney Hill, London, EC4R 0HH;

New Prudential ADRs	the American depositary shares each representing two New Prudential Shares, evidenced by ADRs;

New Prudential Prospectus	the prospectus issued by New Prudential on 17 May 2010 for the UK Introduction of the New Prudential Shares;

New Prudential Reduction of Capital	the proposed reduction of capital of New Prudential by the reduction of the nominal value of each New Prudential Share from 100 pence to 5 pence as described in paragraph 2.2 of Part II (Explanatory Statement) of this circular;

New Prudential Shares	the ordinary shares of 100 pence each in the capital of New Prudential;

New Share Plans	means the New Prudential Group Performance Share Plan, the New Prudential Business Unit Performance Plans, the New Prudential UK Savings Related Share Option Scheme, the New Prudential Irish SAYE Scheme, the New Prudential International Employees SAYE Scheme, the New Prudential International (Non-Employees) SAYE Scheme, the New Prudential Share Incentive Plan, the New Prudential Europe Share Participation Plan, the New Prudential Share Option Plan, the Momentum Retention Plan and the M&G Executive Long Term Incentive Plan 2010;

Nil Paid Rights	rights to acquire Rights Issue Shares, nil paid;

Nomura	Nomura International plc;

OCI	the Office of the Commissioner of Insurance, a regulatory body responsible for the supervision and regulation of the Hong Kong insurance industry;

Official List	the list maintained by the FSA in accordance with Section 74(1) of FSMA 2000 for the purposes of Part VI of FSMA 2000;

Ondra Partners	Ondra LLP (trading as Ondra Partners);

Overseas Shareholders	holders of Prudential Shares with registered addresses outside the UK, Hong Kong or Singapore or who are citizens or residents of countries outside the UK, Hong Kong or Singapore;

pounds sterling or £	the lawful currency of the United Kingdom;

Prospectus Rules	the prospectus rules of the FSA made under section 73A of FSMA 2000;

Provisional Allotment Letter	the renounceable provisional allotment letter expected to be sent to Qualifying Non-CREST Shareholders, Qualifying Non-CCASS Shareholders and HKSCC Nominees (other than certain Overseas Shareholders) in respect of the Rights Issue Shares to be provisionally allotted to them pursuant to the Rights Issue;

Prudential	Prudential plc, a company incorporated in England and Wales, with registered number 1397169 and with its registered office at Laurence Pountney Hill, London EC4R 0HH;

Prudential ADRs	the American depositary shares each representing two Prudential Shares, evidenced by ADRs;

Prudential Annual Report	the Annual Report of Prudential for the year ended 31 December 2009, which is available at www.prudential.co.uk;

Prudential Deferred Shares	the redeemable deferred shares to be issued by Prudential to New Prudential, being a separate class of shares from the Scheme Shares, and therefore, not forming part of the Scheme shares or being subject to the Scheme;

Prudential Group	Prudential and its subsidiary undertakings from time to time;

Prudential Reduction of Capital	the proposed reduction of capital of Prudential by the cancellation of the Scheme Shares as described in paragraph 2.1 of Part II (Explanatory Statement) of this circular;

Prudential Shares	the ordinary shares of 5 pence each in the capital of Prudential (including, if the context requires, the Rights Issue Shares);

Prudential Share Schemes	means the Prudential Group Performance Share Plan, the Prudential Business Unit Performance Plan, the Prudential Savings Related Share Option Scheme, the Prudential 2003 Savings Related Share Option Scheme, the Prudential International Savings Related Share Option Scheme, the Prudential International Savings Related Share Option Scheme for non-employees, the Prudential International Assurance ShareSave Plan, the Prudential Group Deferred Bonus Plan 2010, the Prudential Group Share Incentive Plan, the Prudential Assurance Company Limited Share Incentive Plan, the Prudential Services Limited Share Incentive Plan, the Prudential UK Services Limited Share Incentive Plan the Prudential Europe Share Participation Plan, the Prudential-Jackson National Life US Performance Share Plan, the PCA Long Term Incentive Plan, the PCA Deferred Bonus Plan, the Pru Cap Business Deferred Bonus Plan, the Annual Incentive Plan, the Annual Incentive Plan (US taxpayers), the Momentum Retention Plan and the Prudential Restructured Share Plan;

Q1	first quarter of the calendar year;

Q3	third quarter of the calendar year;

Qualifying CCASS Shareholders	persons holding Prudential Shares in the name of HKSCC Nominees on the HK Register at the Record Date and deposited directly into CCASS;

Qualifying CDP Shareholders	persons holding an interest in Prudential Shares on the HK Register at the Record Date in uncertificated form through CDP and who had, at least three Singapore Business Days prior to the Record Date, provided CDP with an address in Singapore for the service of notices and documents;

Qualifying CREST Shareholders	Qualifying Shareholders holding Prudential Shares on the UK Register in uncertificated form through CREST;

Qualifying Non-CCASS Shareholders	Qualifying Shareholders holding Prudential Shares on the HK Register in certificated form (other than those being held in the name of HKSCC Nominees);

Qualifying Non-CREST Shareholders	Qualifying Shareholders holding Prudential Shares on the UK Register in certificated form (that is, not through CREST);

Qualifying Shareholders	holders of Prudential Shares on the relevant register of members of Prudential at the Record Date;

Rights Issue	the proposed issue of Rights Issue Shares by way of rights to Qualifying Shareholders (other than, subject to certain limited exceptions, Excluded Shareholders), on the basis described in the Rights Issue Prospectus and in the case of Qualifying Non-CREST Shareholders, Qualifying Non-CCASS Shareholders and HKSCC Nominees only, in the Provisional Allotment Letter and, in the case of Qualifying CDP Shareholders only, the Singapore Application Form;

Rights Issue Prospectus	the prospectus published by Prudential on 17 May 2010 in relation to the Rights Issue;

Rights Issue Resolution	the ordinary resolution, numbered 2, set out in the notice of the General Meeting (which forms part of this circular) and which will be proposed at the General Meeting;

Rights Issue Shares	the new Prudential Shares to be allotted and issued pursuant to the Rights Issue;

Scheme	the proposed scheme of arrangement under sections 895 to 899 of the Companies Act between Prudential and the Scheme Shareholders as set out in Part V of this circular, with or subject to any modification, addition or condition approved or imposed by the Court;

Scheme Effective Date	the date on which the Scheme becomes effective in accordance with its terms;

Scheme Effective Time	the time at which the Scheme becomes effective on the Scheme Effective Date;

Scheme Record Date	the UK Business Day immediately preceding the Scheme Effective Date;

Scheme Record Time	6.00 p.m. on the Scheme Record Date;

Scheme Resolutions	the resolution set out in the notice of Court Meeting (which forms part of this circular) and/or the special resolution, numbered 1, set out in the notice of General Meeting (which forms part of this circular), which will be proposed at the Court Meeting and General Meeting, respectively;

Scheme Shareholder	a holder of Scheme Shares;

Scheme Shares	i. all Prudential Shares in issue at the date of this circular;

ii. all (if any) Prudential Shares issued after the date of this circular and prior to the Scheme Record Time; and

iii. all (if any) Prudential Shares issued at or after the Scheme Record Time and prior to the confirmation by the Court of the reduction of capital provided for under the Scheme in respect of which the original or any subsequent holders thereof shall be bound by the Scheme or shall by such time have agreed in writing to be bound by the Scheme, but excluding the Excluded Shares;

SGX Admission	the admission of the Rights Issue Shares (nil paid) to the Official List of the SGX-ST and to trading on the Main Board of SGX-ST;

SGX Introduction	the introduction of the Existing Shares and the New Prudential Shares, as applicable, to secondary listing and quotation on the Main Board of the SGX-ST;

SGX Listing Rules	the listing rules of the SGX-ST;

SGX-ST	Singapore Exchange Securities Trading Limited;

Singapore Application Form	the application form to be sent to Qualifying CDP Shareholders (other than certain Overseas Shareholders), containing details of terms and conditions of the Rights Issue applicable to Qualifying CDP Shareholders and the procedures by which such shareholders may apply to take up Rights Issue Shares;

Singapore Business Day	a day on which the SGX-ST is open for trading in securities;

Singapore Shareholders	holders of an interest in Prudential Shares at the HK Register in uncertificated form through CDP on the Record Date;

Subordinated Note Commitment Letter	the agreement between Prudential, AIG and AIA Aurora pursuant to which AIA Aurora agrees, to the extent that subscriptions in full for the bond offerings for an aggregate amount equal to US$5.4 billion are not procured, to subscribe for subordinated debt securities in an aggregate amount equal to the lesser of: (i) US$1.875 billion; and (ii) the amount required to make the aggregate amount of subordinated debt securities subscribed for under the bond offerings and pursuant to the Subordinated Note Commitment Letter equal to US$5.4 billion.

TERP	the theoretical ex-rights price of the Rights Issue;

Tier 1 Notes	US$2.0 billion in aggregate principal amount of perpetual tier one notes to be issued by Prudential;

Transactions	the transactions involved in the Acquisition and Scheme;

UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland;

UK Admission	the admission of the Rights Issue Shares (nil paid) or the New Prudential Shares, as applicable, to the premium segment of the Official List and to trading on the main market for listed securities of the London Stock Exchange becoming effective;

UK Business Day	a day (excluding Saturdays, Sundays and public holidays in England and Wales) on which banks generally are open for business in London for the transaction of normal banking business;

UK holders of Prudential Shares	holders of Prudential Shares who are registered on the UK Register;

UK Introduction	the introduction of the New Prudential Shares to the Official List and to trading on the main market for listed securities of the London Stock Exchange;

UK Register	the register of members of Prudential kept in the UK and includes, where the context requires it, the Irish Register;

UK Registrar	Equiniti Limited;

UK Shareholders	holders of Existing Shares who are registered on the UK Register or the Irish Register at the Record Date;

UKLA	the Financial Services Authority acting in its capacity as the competent authority for listing under Part VI of FSMA 2000;

uncertificated or in uncertificated form	in relation to shares, means recorded on the relevant register as being held in uncertificated form in CREST and title to which may be transferred by means of CREST;

US or United States	the United States of America, its territories, its possessions and all areas subject to its jurisdiction;

US Depositary	J.P. Morgan Chase Bank N.A.; and

US Securities Act	the United States Securities Act of 1933, as amended from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Clive Burns
Name:     Clive Burns

Title:	Head of Group Secretariat

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